As submitted confidentially with the Securities and Exchange Commission on December 13, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

Papa Murphy’s Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5812 (Primary Standard Industrial Classification Code Number)	27-2349094 (IRS Employer Identification No.)

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007	Victoria T. Blackwell, Esq. Papa Murphy’s Holdings, Inc. 8000 NE Parkway Drive, Suite 350 Vancouver, WA 98662 Telephone: (360) 260-7272 Facsimile: (360) 397-6665	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE
Common Stock, par value $0.01 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act. Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated December 13, 2013

PRELIMINARY PROSPECTUS

                 Shares

Papa Murphy’s Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Papa Murphy’s Holdings, Inc. We are offering              shares of our common stock. The selling stockholders identified in this prospectus are offering an additional              shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock. We expect our initial public offering price will be between $         and $         per share. We intend to apply to list our common stock on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “FRSH”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implication of Being an “Emerging Growth Company”.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Discounts and Commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We refer you to “Underwriting” beginning on page 131 of this prospectus for additional information regarding total underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about                     , 2014. The selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional shares of our common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

Jefferies	Baird

Raymond James	Stephens Inc.

Prospectus dated                     , 2014

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters (or any of our or their respective affiliates), are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS AND TRADE NAMES

We own or have the rights to use various trademarks, service marks and trade names referred to in this prospectus, including, among others, Papa Murphy’s, Papa Murphy’s Take ‘N’ Bake Pizza, deLite and their respective logos. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications and other sources.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in U.S. dollars and in conformity with generally accepted accounting principles in the United States (“GAAP”). Certain amounts included in this prospectus and our audited consolidated financial statements as of and for fiscal year ended December 31, 2012 and fiscal year ended January 2, 2012 and the nine months ended September 30, 2013 and the unaudited consolidated financial statements as of and for the nine months ended October 1, 2012 have been rounded for ease of presentation. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

On May 4, 2010, affiliates of Lee Equity Partners, LLC (“Lee Equity”) acquired a majority of the capital stock of PMI Holdings Inc., our predecessor. The periods on or prior to May 4, 2010 are referred to as “Predecessor.” Papa Murphy’s Holdings, Inc. was incorporated on March 29, 2010 by affiliates of Lee Equity in connection with the acquisition, and all periods including and after such date are referred to as “Successor.” From March 29, 2010 to May 4, 2010, the date of the acquisition, Papa Murphy’s Holdings, Inc. had no activities other than the incurrence of transaction costs related to the acquisition.

MARKET AND INDUSTRY INFORMATION

Market data used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources, including Zagat, Technomic, Nation’s Restaurant News, NPD Crest, Mintel, Empathica, Franchise Business Review and Forbes. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which in part is derived from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates prepared by independent parties and by us.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to “Papa Murphy’s,” “our company,” “we,” “us” and “our” refer to Papa Murphy’s Holdings, Inc. and its direct and indirect subsidiaries.

This prospectus contains consolidated financial statements of Papa Murphy’s Holdings, Inc. To match our operating cycle, we use a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2012 and 2011 were 52-week periods ending on December 31, 2012 (“fiscal year 2012”) and January 2, 2012 (“fiscal year 2011”), respectively. The first nine months of our fiscal year 2013 and 2012 each consisted of 39 weeks ended on September 30 and October 1, respectively. Fiscal year 2013 will be a 52-week period ending on December 30, 2013 (“fiscal year 2013”).

Our Company

Create. Take. Bake.

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. We pioneered the concept of Take ‘N’ Bake pizza restaurant chains in 1981 and have grown our footprint to a total of 1,380 franchise and company-owned stores (collectively “system-wide stores”) as of September 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is unique relative to traditional pizza restaurants. Our customers:

■	CREATE their customized pizza with fresh, high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News, and in 2012, 2011 and 2010, we were rated the #1 pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories.

We believe our leading consumer ratings are due to the broad appeal of our concept. However, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing their family with a fresh, high-quality, home-cooked meal, without investing significant time or money. We believe that our target customer values the focus on freshness and quality that differentiates the Papa Murphy’s pizza-making process:

■	We make our dough fresh in each store, starting with flour, water and yeast;

■	We grate our cheese daily from blocks of 100% whole-milk mozzarella cheese;

■	We slice fresh, never-frozen vegetables by hand;

■	We feature specialty, premium ingredients like fresh spinach, artichoke hearts, sun-dried tomatoes and feta cheese;

■	We use only high-quality meats with no added fillers; and

■	We use no trans-fats.

Our store model is also different from many other restaurant models. Because our stores do not have pizza ovens, venting hoods, freezers or dining areas and average 1,400 square feet in size, they require a lower capital investment than traditional pizza, limited service or fast casual restaurants. We also have lower operating costs than traditional pizza, limited service or fast casual restaurants because our stores do not require the hiring of delivery drivers or wait staff. Further, the simplicity of our operations and our shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) are attractive to potential and current franchise owners and allow them to focus on making fresh, high-quality food for our customers.

As of September 30, 2013, our store base was 95% franchised, offering us strategic and financial benefits. Our franchise business model enables us to focus our company resources on menu innovation, marketing, franchise owner training and operations support and other initiatives to drive the overall success of our brand. Our franchise business model also allows us to grow our store base and brand awareness with limited corporate capital investment. As a result, our business model is designed to provide us with high operating margins, low capital expenditures, negative working capital and high operating cash flows.

As of September 30, 2013, we had 1,380 system-wide stores, consisting of 1,312 franchise and 68 company-owned stores, located in 38 states, Canada and the United Arab Emirates. We have increased our total store count at a compound annual growth rate (“CAGR”) of 5.8% from 2004 to the fiscal quarter ended September 30, 2013. We currently have a strong new store pipeline and expect our franchise owners to open between 100 and 105 stores in 2013, which represents a 27% to 33% increase in franchise store openings over the prior fiscal year. We have also experienced steady increases in our system-wide sales. From 2004 to the twelve months ended September 30, 2013, our system-wide sales increased from $385.9 million to $771.2 million, which represents a CAGR of 8.2%.

Total Stores at End of Period

System-wide Sales

We have a long-term track record of strong comparable store sales, revenue and profit growth. Our stores have generated positive comparable store sales growth, in 34 out of the last 39 quarters through the fiscal quarter ended September 30, 2013, averaging approximately 4% throughout the last nine years. From fiscal year 2009 to fiscal year 2012, our total revenues increased from $54.1 million to $66.9 million, and Adjusted EBITDA increased from $16.6 million to $22.1 million, representing CAGRs of 7.3% and 10.0%, respectively. In fiscal year 2009, we had net income of $4.5 million compared to a net loss of $2.1 million in fiscal year 2012. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income (loss), see “—Summary Historical Consolidated Financial and Other Data.”

Our Industry

Take ‘N’ Bake pizza is a fast-growing segment of the limited-service restaurant (“LSR”) pizza category. We pioneered the concept of Take ‘N’ Bake pizza restaurant chains and are the market leader in the Take ‘N’ Bake segment with more than 20 times the number of stores of our next closest Take ‘N’ Bake competitor in the United States. In addition, we are the only national Take ‘N’ Bake LSR pizza chain. We are the fifth largest pizza chain in the United States as measured by system-wide sales and total number of stores. Mintel estimates that the pizza restaurant market grew from $32 billion in 2007 to $38 billion in 2012 and will grow to $44 billion in 2017. We believe the pizza restaurant market is an attractive category due to its size and growth, as well as its fragmented competitive landscape. The top five pizza chains accounted for only 40.8% of category sales in 2012, which provides the potential to take share from smaller pizza chains and independent pizza operators.

Our Competitive Strengths

Fresh Made. Fresh Baked. Love at 425°.

We believe the following strengths differentiate us from competitors and build the foundation for continued revenue and profit growth.

Differentiated Concept Offering High-Quality Pizza at an Attractive Value. We believe the core values on which we were founded-Great Quality, Great Value, Great Customer Service-and the manner in which we deliver these values differentiate us from our competitors.

■

Great Quality. We have continually focused on quality over the past 32 years, and we believe customers can taste the difference in our food. Unlike some of our national pizza chain competitors, we do not use frozen dough or pre-shredded, pre-packaged or frozen cheese. Our dough is made from scratch daily, and our pizzas are made with high-quality, fresh ingredients, including: (i) 100% whole-milk block mozzarella cheese grated in-store; (ii) a variety of sauces including traditional red sauce made from California tomatoes; (iii) fresh, never-frozen vegetables that are chopped by hand daily; (iv) high-quality meat with no added fillers; and (v) specialty toppings such as fresh spinach, artichoke hearts, feta cheese, Italian salami, zucchini and sun-dried tomatoes. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We were ranked #1 in Food Quality, Freshness of Food and Taste and Flavor of Food in numerous customer surveys, including Nation’s Restaurant News in 2013, 2012 and 2011, Technomic in 2013 and NPD CREST in 2012, 2011 and 2010.

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Great Value. We offer a high-quality pizza at a value price point. We were ranked #1 in the pizza value category by Nation’s Restaurant News in 2013, 2012 and 2011, and we were ranked the #1 limited service restaurant chain for value by Technomic in 2013. During the first nine months of 2013, our average transaction size was approximately $16, but because our pizzas serve more than one person, our average check per person was $5.39. We believe this is one of the lowest average checks per person in the restaurant industry. Additionally, the Take ‘N’ Bake experience eliminates the need for tipping and delivery fees.

■

Great Customer Service. We offer our customers a consistent and convenient experience where they are able to create their customized pizza. We train our store crews to greet each customer, to promote the latest new product offers or promotions and to assist each customer in choosing the combination of fresh made pizzas or side items that complete their meal. Our pizzas are made fresh, and our customers can follow their pizza as it is made to order right in front of them. While we do offer pizzas with suggested pre-selected toppings, many pizzas sold in our stores are customized. We provide a fast and friendly in-store experience, with an average in-store service time of approximately four minutes. We were ranked #1 among all pizza chains in Fast and Efficient Service, Cleanliness, Likelihood to Return and Overall Customer Experience by numerous customer surveys including Nation’s Restaurant News in 2013, 2012 and 2011, Technomic in 2013, NPD CREST in 2012, 2011 and 2010 and Empathica in 2013.

Top-Rated, Award-Winning Pizza Chain. We have consistently been rated consumers’ #1 pizza chain and ranked among the top restaurant chains overall in the United States in third-party consumer studies.

■	Zagat National Restaurant Chain Survey

–	#1 Rated Pizza Chain in 2012, 2011 and 2010

–	Top 5 U.S. Fast Food Chain (all fast food categories, less than 5,000 locations) in 2012 (#2 Top Service and Top Food), 2011 (#3 Top Service and Top Food) and 2010 (#4 Overall)

■	Technomic 2013 Consumer Restaurant Brand Metrics Study

–	#1 Chain Overall, among all restaurants and food categories surveyed

–	#1 Pizza/Italian Chain

■	Nation’s Restaurant News Consumer Picks Survey

–	#1 Pizza/Italian Chain in 2013, 2012 and 2011 (including the #1 ranking in 2013 and 2012 in 10 out of 11 categories such as Food Quality, Value, Service, Likely to Recommend and Likely to Return)

–	Top Overall Limited Services Restaurant Chain in 2013 (#3), 2012 (#2) and 2011 (#1)

■	NPD CREST Customer Survey

–

#1 Pizza Chain in 2012, 2011 and 2010 in (i) Taste and Flavor of Food; (ii) Quality of Food; (iii) Freshness of Food; (iv) Fast and Efficient Service; (v) Likelihood to Recommend; and (vi) Overall Customer Experience

■	Empathica 2013 Quick Service Restaurant Benchmark Study

–

#1 Pizza/Pasta Chain in (i) Overall Customer Delight; (ii) Overall Customer Satisfaction; (iii) Good Value for What Customers Paid; (iv) Customer Likelihood to Revisit; and (v) Customer Likelihood to Recommend

–	Top Carryout Pizza Chain

Loyal Customer Base. We have developed a loyal and diverse customer base that values (i) our ability to create a customized pizza; (ii) our fresh, high-quality ingredients; (iii) our fast and friendly in-store service; (iv) our bake-at-home convenience; and (v) our attractive price points. We believe our leading consumer ratings and success across a national footprint can be attributed to the broad appeal of our Take ‘N’ Bake concept, which resonates with both families and single adults and attracts both female and male customers across all ages, demographics and income levels. While we believe our concept has broad appeal, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing a fresh, home-cooked meal for their family without investing significant time or money. We believe this core target customer is more loyal and more focused on quality relative to pricing and promotions. As shown in research conducted by Nation’s Restaurant News, our customers are significantly more likely to recommend Papa Murphy’s as well as more likely to return to Papa Murphy’s stores than our competitors.

2013 Likely To Recommend	2013 Likely To Return

Franchised Business Model Provides Platform for Growth. As of September 30, 2013, our store base was 95% franchised, allowing us to focus on brand differentiation and product innovation while our franchise owners are responsible for day-to-day management with operational guidance from us. The growth of our brand requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by franchise owners. Our annual capital expenditures as a percentage of revenues, excluding acquisitions and the installation of our point-of-sale system, have been approximately two percent during 2011 and 2012. Consequently, our business model is designed to generate significant operating cash flows and an attractive return on assets. As a franchised model, we generate a significant portion of our revenues from ongoing royalties based on a percentage of net sales at franchise stores and fees paid to us by franchise owners opening new stores and renewing expiring franchise agreements. These royalties and fees provide us with consistent and diverse cash flow with minimal direct exposure to changes in commodity and other operating costs.

We were named a Top Food Franchise by Franchise Business Review in 2013, and we have received high marks in the publication’s annual franchise satisfaction survey. We strive to be the partner of choice for both individual family owner/operators and sophisticated franchise organizations because we understand that our franchise owners ultimately drive the success of our business. Additionally, our concept provides franchise owners access to financing sources, including loans guaranteed by the Small Business Administration (“SBA”), which we believe is a compelling factor for franchise owners choosing us as their franchisor.

Efficient Operating Model Generates Attractive Store-Level Economics. Our efficient Take ‘N’ Bake model offers franchise owners operating advantages that differentiate us from other restaurant concepts. Our stores (i) do not require ovens, freezers or other expensive cooking equipment because our customers bake their customized pizzas at home; (ii) do not offer delivery, thereby reducing operational complexity for franchise owners and their employees; (iii) maintain shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) that are attractive to franchise owners and their employees; (iv) require fewer employees on duty during each shift as compared to most other franchise restaurant concepts, thereby resulting in lower labor costs; and (v) do not require dining areas, thereby resulting in lower occupancy and operating costs. We believe our simple, low cost operations create the opportunity for higher margins and attractive returns for franchise owners. In 2011, we were named to Forbes’ list of Top Franchises for the Money, which we believe highlights the attractive investment opportunity we offer franchise owners.

As of September 30, 2013, a majority of our franchise owners owned one store, and approximately 73% owned one or two stores. We believe many of these owners operate and manage their stores themselves. For fiscal year 2012, our domestic franchise stores that had been open for at least one full year generated average weekly sales (“AWS”) of approximately $11,100 and generated a store-level EBITDA margin in excess of 15% after royalties and advertising but before the impact of manager/owner salary. Additionally, our stores have a low breakeven AWS, which we estimate to be less than half the system average. Our operating model requires a low initial capital expenditure on average of approximately $200,000 per store. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe the combination of our efficient operating model, low initial cash investment and attractive store economics has resulted in our ability to generate consistent new store growth from both new and existing franchise owners, as evidenced by over 500 net new store openings since 2004.

Experienced Management Team. Our strategic vision and strong culture are driven by our executive management team under the leadership of Mr. Ken Calwell, our Chief Executive Officer, and Mr. John Barr, our Chairman. Mr. Calwell is an industry veteran with more than 28 years of relevant restaurant and food experience, including roles as the Chief Marketing Officer and Chief Food Innovation Officer at Wendy’s International, Chief Marketing Officer and Executive Vice President of Research Development at Domino’s Pizza and Senior Director of Marketing at Pizza Hut. Our executive management team has over 140 years of combined operational experience at restaurant chains, franchisors and large corporations including Domino’s Pizza, Donatos, McDonald’s, Pizza Hut, Potbelly Sandwich Works, Starbucks, Wendy’s, Penske and Quaker State. Our executive management team has a deep understanding of our concept, averaging approximately seven years with our Company. Mr. Calwell and Mr. Barr have built a team with significant talent in new product development, brand marketing, franchise development and operations, which we believe positions us well for continued long-term growth.

Our Growth Strategies

Our growth strategy has three key components: (i) opening new stores in existing and new markets; (ii) increasing system-wide comparable store sales; and (iii) improving our profitability by leveraging our scale and infrastructure. We believe that the successful implementation of these three components will support our growth and profitability.

Open Stores in Existing and New Markets. As of September 30, 2013, we had 1,360 stores in the United States, and we believe there are significant development opportunities remaining in the United States and select international markets. We estimate our total store potential in the United States is approximately 4,500 stores, including approximately 2,500 new stores in our existing markets.

We believe our significant unit growth potential, attractive store economics and the simplicity of our store operations will continue to attract new franchise owners and encourage existing franchise owners to expand their current footprint. We expect the majority of our expansion will result from new franchise store openings, and we also plan to strategically expand our company-owned store base in select markets. We expect our franchise owners to open between 100 and 105 stores in 2013. Our new store strategy consists of the following:

■

Accelerate Growth in Existing Markets. We believe there is a significant near-term growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less-penetrated developing markets in the South and East. Historically, new stores in existing markets tend to generate higher average unit volumes as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

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Pursue Growth in New Markets. We have historically proven our ability to expand into new markets as evidenced by the success of our stores in numerous markets across the United States. As we expand our footprint into new markets, we will continue to leverage our brand awareness and well-developed store support infrastructure to enhance new store performance and increase store density in these markets. Additionally, we are in the early stages of international expansion, which we believe represents a long-term growth opportunity. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of September 30, 2013, as well as a recent 20-year master franchise agreement to open up to 100 franchise stores in the Middle East, pursuant to which we opened our first store in Dubai in August 2013.

Increase System-wide Comparable Store Sales. We intend to increase comparable store sales by attracting new customers, converting first-time customers into repeat and loyal users and increasing average transaction sizes. While the short-term benefit of increasing comparable store sales is an increase in franchise royalties and company store revenues, it also provides the significant long-term benefit of improved franchise owner profitability, which we believe will contribute to future store growth.

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Attract New Customers. We will continue to invest in our brand to further grow customer awareness, build customer loyalty and educate the marketplace on the benefits of Take ‘N’ Bake pizza. As our franchise store base continues to grow and we further penetrate our markets, we will be able to use increased marketing funds to expand our brand recognition through a combination of traditional print and television advertising and through social media.

New product development is another tool for attracting customers to our stores. The recent roll-out of our Focus 5 menu strategy is designed to broaden our customer appeal by offering a variety of high-quality products utilizing our fresh ingredients. Our Focus 5 menu strategy offers price points ranging from our FAVES line, generally marketed for $5 per pizza, to our Stuffed line of pizzas, generally marketed for $15 per pizza. Our FAVES line of pizzas consists of three simple pizza classics at attractive price points. We believe the introduction of this option has helped increase transactions and comparable store sales growth. Our recently tested Fresh Pan Pizza is a new product at a higher price point that features a fresh, thicker, buttery crust that attracts new customers who prefer a thicker pan-style crust. For a premium price, we also offer gourmet toppings not typically available at large pizza chains such as fresh spinach, artichoke hearts, sun-dried tomatoes and feta cheese. We believe this balanced approach to menu innovation attracts a broader base of customers, drives new customer trial and increases brand loyalty.

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Increase Customer Frequency. We focus on converting first-time users into repeat customers and providing loyal customers with reasons to use our brand more frequently. We believe the freshness and quality of our ingredients, our customizable menu and the opportunity for families to provide a home-cooked meal keep customers dedicated to our brand.

We believe that providing a fast and friendly in-store experience drives customer frequency. Our Take ‘N’ Bake concept allows our employees to focus on providing personal service to every customer rather than rushing customer interactions or prioritizing incoming phone delivery orders. We also recently introduced online ordering, which will provide an additional convenience to our customers. In tests in approximately 300 stores during the first nine months of 2013, our online channel resulted in increases in customer frequency and average transaction size. We are also in the early stages of testing a store remodel program, which we believe will enhance our customer experience and drive customer frequency.

In addition, in the past we have made media investments to drive repeat visits with a focus on limited time only product offers and promotions. Recent offers and promotions such as our Taco Grande Pizza and Greek Pepperoni Pizza have generated strong customer interest, which we believe resulted in increases in transactions, the average transaction size and customer frequency.

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Increase Transaction Size. Over the past year, we have focused our training and support teams on improving up-sell strategies to drive incremental revenue per transaction. Papa Murphy’s features both large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our store crews are trained to upsell customers from the large to the family size—approximately 30% more pizza for an incremental charge of approximately $2, which we believe is a great value for the customer. We also present in-store messaging of “meal deals” where a customer can purchase a pizza with either a side item and two liter beverage or two side items for a bundle discount.

We are also leveraging our new product innovation capabilities to drive higher revenue per transaction. For example, our recently tested Fresh Pan Pizza is marketed at a price above our regular menu items, demonstrating the potential for increasing our average transaction size. We believe we have other pricing opportunities for highly differentiated gourmet products already found on our menu and plan to thoughtfully test opportunities to re-position these products to better align with customer value perceptions. We are also leveraging our supplier networks to help us expand our line of sides, salads and desserts with unique and differentiated offerings.

Improve Profitability and Leverage Our Infrastructure. Through opening stores in existing and new markets and increasing system-wide comparable store sales, we believe we will increase our revenues and Adjusted EBITDA. With 1,360 stores across the United States as of September 30, 2013 and the ability to support over 500 franchise owner entities, we believe we have an established infrastructure to support future growth. Our teams located across the country provide support to our franchise owners in operations, store technology, marketing and new store development. Therefore, as we continue to grow our store base and increase sales, we believe our general and administrative expenses will increase at a lower rate than our revenues, and we will be able to realize certain benefits from economies of scale.

Recapitalization

In October 2013, we entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility (collectively, the “new senior secured credit facilities”), the proceeds of which were used to repay our existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares (as defined below) and to fund investments. We refer to these transactions as the “Recapitalization.”

Reorganization Transactions

Prior to the completion of this offering, we intend to effect certain reorganization transactions consisting of (i) the exchange of all of our outstanding Series A Preferred Stock and Series B Preferred Stock (together, the “Preferred Shares”) for              shares of common stock; (ii) a              for 1 reverse stock split of our common stock; and (iii) the amendment and restatement of our certificate of incorporation. We refer to these transactions collectively as the “Reorganization Transactions.” Unless otherwise indicated, all information in this prospectus assumes the completion of our Reorganization Transactions in preparation of this offering. Except for pro forma data and as otherwise indicated, financial data does not give effect to the exchange of our Preferred Shares for common stock in connection with this offering.

Our Private Equity Sponsor

Lee Equity is a middle-market private equity investment firm managing more than $1 billion of equity capital. Lee Equity focuses on partnering with top-tier management teams to help build companies with differentiated market positions and high growth potential. Lee Equity invests in a variety of industry verticals including consumer/retail, business services, distribution/logistics, financial services, healthcare services and media. Immediately prior to this offering, Lee Equity and its affiliates owned approximately 65% of our outstanding capital stock. Immediately following the consummation of this offering, Lee Equity will own approximately     % of our outstanding capital stock, or     % if the underwriters’ option to purchase additional shares is fully exercised.

Implication of Being an “Emerging Growth Company”

As a company with less than $1.0 billion in revenues during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

■	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

■	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

■	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

■

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

■	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

■	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual revenues, have a market value for our common stock held by non-affiliates of more than $700 million as of June 30 of the year a determination is made whether we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings. In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Corporate Information

We are a Delaware corporation and were incorporated in March 2010. Our principal executive office is located at 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662. Our telephone number at our principal executive office is (360) 260-7272. Our corporate website is www.papamurphys.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

Risks Associated With our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks that we face.

■	the highly competitive nature of the limited service restaurant pizza category and restaurant sector overall;

■	changes in consumer preferences, consumption habits and perceptions as well as changes in regulations;

■	our dependence on our relationship with our franchise owners and the success of their existing and new stores;

■	our ability to increase revenues by opening new domestic and international franchise and company-owned stores on a timely basis;

■	our ability to identify, recruit and contract with a sufficient number of qualified franchise owners;

■	our ability to manage the planned rapid increase in the number of our stores;

■	opening new stores in existing markets may negatively affect sales at existing stores, and new stores may not be profitable;

■	risks associated with expansion into international markets;

■	damage to our reputation or the Papa Murphy’s brand;

■	our dependence on key members of our management team; and

■	increased costs of being a public company.

THE OFFERING

Common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock offered by the selling stockholders	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares of common stock	The underwriters may also purchase up to a maximum of additional shares of common stock from the selling stockholders named in this prospectus to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from our sale of shares of common stock in this offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use these net proceeds to repay $ million in aggregate principal amount of indebtedness under our new senior secured credit facilities, to pay a termination fee associated with our advisory services and monitoring agreement with Lee Equity and to use the remainder for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders, which include entities affiliated with members of our Board of Directors (the “Board”), and certain of our executive officers. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed NASDAQ trading symbol	“FRSH”.

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on             shares of common stock outstanding as of                     , 2014, and:

■	excludes shares of our common stock issuable upon the exercise of stock options at a weighted average exercise price of $ per share;

■	excludes an aggregate of shares of common stock that will initially be available for future equity awards under our 2014 Equity Incentive Plan (the “2014 Plan”);

■	includes shares of outstanding restricted common stock;

■	gives effect to the exchange of our Preferred Shares for shares of common stock and a for 1 reverse stock split of our common stock prior to the completion of this offering;

■	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

■	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares from the selling stockholders.

Unless otherwise indicated, this prospectus assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and other data for the periods ending on and as of the dates indicated. We derived the consolidated statements of operations data for the fiscal years 2012 and 2011 and the nine months ended September 30, 2013 and the consolidated balance sheet data as of September 30, 2013, December 31, 2012 and January 2, 2012 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended October 1, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and consolidated balance sheet data as of October 1, 2012 have been derived from our unaudited consolidated financial information not included in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The following tables set forth certain financial data on a pro forma basis reflecting adjustments set forth in the notes below. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of results that may be expected for any future period.

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

					PRO FORMA (1)
	NINE MONTHS ENDED		FISCAL YEAR		NINE MONTHS ENDED SEPTEMBER 30, 2013	FISCAL YEAR 2012
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands, except share and selected operating data, unless otherwise noted)
Consolidated statement of operations data:
Revenues
Franchise royalties	$26,877	$25,637	$35,113	$33,687	$26,606	$34,559
Franchise and development fees	3,064	1,672	2,826	2,398	3,064	2,826
Company-owned store sales	27,807	20,724	28,813	15,619	33,211	39,898
Lease income	95	132	164	218	95	164

Total revenues	57,843	48,165	66,916	51,922	62,976	77,447
Costs and expenses
Store operating costs:
Cost of food and packaging	10,436	7,618	10,741	6,088	12,378	14,887
Compensation and benefits	7,812	5,955	8,160	4,710	8,986	10,447
Advertising	2,744	1,971	2,711	1,514	3,142	3,504
Occupancy	1,743	1,479	1,980	1,102	2,063	2,541
Other store operating costs	2,790	2,161	2,961	1,722	3,019	3,372
Selling, general and administrative	17,484	15,862	21,225	20,833	17,703	21,607
Depreciation and amortization	5,240	4,631	6,187	5,798	5,849	7,441
Loss on disposal or impairment of property and equipment	749	114	193	263	749	193

Total costs and expenses	48,998	39,791	54,158	42,030	53,889	63,992

Operating income	8,845	8,374	12,758	9,892	9,087	13,455

Interest expense	7,589	7,853	10,462	10,410	9,281	12,419
Interest income	(65)	(71)	(94)	(183)	(65)	(97)
Loss on early retirement of debt	—	5,138	5,138	—	—	5,138
Other expense, net	34	306	248	41	34	241

Income (loss) before income taxes	1,287	(4,852)	(2,996)	(376)	(163)	(4,246)
Provision (benefit) for income taxes	977	(1,136)	(882)	230	433	(1,351)

Net income (loss)	$310	$(3,716)	$(2,114)	$(606)	$(596)	$(2,895)

					PRO FORMA (1)
	NINE MONTHS ENDED		FISCAL YEAR		NINE MONTHS ENDED SEPTEMBER 30, 2013		FISCAL YEAR 2012
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands, except share and selected operating data, unless otherwise noted)
Loss per common share:
Basic	$(2.74)	$(5.32)	$(5.28)	$(4.52)		$(3.28)		$(5.76)
Diluted	(2.74)	(5.32)	(5.28)	(4.52)		(3.28)		(5.76)
Weighted average of common shares outstanding:
Basic	1,657,103	1,617,568	1,623,171	1,591,262		1,657,103		1,623,171
Diluted	1,657,103	1,617,568	1,623,171	1,591,262		1,657,103		1,623,171
Pro forma as adjusted net income per common share (2):
Basic
Diluted
Pro forma as adjusted weighted average common shares outstanding (2):
Basic
Diluted

Consolidated statement of cash flows:
Cash flows from operating activities	$9,096	$6,245	$9,356	$11,804	$		$
Cash flows from investing activities	(5,794)	(1,510)	(5,904)	(16,062)
Cash flows from financing activities	(4,918)	(8,044)	(5,864)	(2,563)

Other Financial Data:
Adjusted EBITDA (3)	$16,855	$15,319	$22,126	$19,740		$17,706		$24,084
Net working capital (4)	(6,375)	(6,136)	(5,003)	(1,973)
Capital expenditures (5)	2,221	1,185	1,343	2,193

Selected Operating Data:
Number of stores at end of period
Domestic franchise	1,292	1,247	1,270	1,232
Domestic company-owned	68	55	59	51
International	20	15	18	18

Total	1,380	1,317	1,347	1,301
Number of comparable stores at end of period (6)
Domestic franchise	1,200	1,185	1,194	1,164
Domestic company-owned	68	53	57	50
International	14	15	15	16

Total	1,282	1,253	1,266	1,230
Average weekly sales per store (7)	$10,829	$10,689	$10,923	$10,640	$		$
Comparable store sales growth (8)	2.4%	3.3%	2.9%	5.7%
System-wide sales (dollars in thousands) (9)	$571,525	$539,389	$739,091	$701,770	$		$
System-wide sales growth (10)	6.0%	5.7%	5.3%	7.4%

	AS OF SEPTEMBER 30, 2013
	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (2)
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$810	$	$
Total current assets	10,988
Total current liabilities	17,363
Total debt (11)	120,620
Total assets	248,964
Total shareholders’ equity	64,326

(1)

We present consolidated statements of operations data on a pro forma basis to give pro forma effect to (i) the Recapitalization and (ii) an acquisition by us of four franchise stores from a franchise owner in 2012 (the “2012 Store Acquisition”) and two acquisitions of franchise stores, in each case involving four stores, completed or to be completed in 2013 (the “2013 Store Acquisitions,” and together with the 2012 Store Acquisition, the “Store Acquisitions”) as if the transactions had occurred as of January 3, 2012. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(2)

We present certain share data on a pro forma as adjusted basis to give pro forma effect to (i) the Reorganization Transactions, including the exchange of our Preferred Shares for              shares of restricted common stock and              shares of unrestricted common stock and the              for 1 reverse stock split of common stock prior to the completion of this offering, (ii) the Recapitalization and (iii) the Store Acquisitions, as further adjusted to give effect to the sale by us of shares of              common stock in this offering at an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as more fully described in “Use of Proceeds.”

We present certain balance sheet data (a) on a pro forma basis to give pro forma effect to (i) the Reorganization Transactions, including the exchange of our Preferred Shares for              shares of restricted common stock and              shares of unrestricted common stock and the              for 1 reverse stock split of common stock prior to the completion of this offering, (ii) the Recapitalization and (iii) the 2013 Store Acquisitions and (b) on a pro forma as adjusted basis to give effect to the aforementioned transaction and to give further effect to the sale by us of shares of              common stock in this offering at an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as more fully described in “Use of Proceeds.”

(3)	Adjusted EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization as adjusted for:

■

all non-cash losses or expenses (including, but not limited to non-cash share-based compensation expenses and the non-cash portion of rent expenses relating to the difference between GAAP and cash rent expenses), excluding any non-cash loss or expense that is an accrual of a reserve for a cash expenditure or payment to be made, or anticipated to be made, in a future period;

■	non-recurring or unusual cash fees, costs, charges, losses and expenses;

■	fees, costs and expenses related to acquisitions and debt refinancing costs;

■	pre-opening costs with respect to a new store;

■	management fees and expenses incurred under our advisory services and monitoring agreement with Lee Equity;

■	fees and expenses incurred in connection with the issuance of debt under the new senior secured credit facilities and related transactions; and

■	non-cash expenses resulting from purchase accounting adjustments made in accordance with GAAP with respect to acquisitions.

Adjusted EBITDA eliminates the effects of items that we do not consider indicative of our operating performance. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income (loss), as determined GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

Adjusted EBITDA is a non-GAAP financial measure. Management believes that such financial measure, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income (loss), provides additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing this non-GAAP financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA and other similar measures:

■	as a measurement used in comparing our operating performance on a consistent basis;

■	to calculate incentive compensation for our employees;

■	for planning purposes, including the preparation of our internal annual operating budget;

■	to evaluate the performance and effectiveness of our operational strategies; and

■	to assess compliance with various metrics associated with our new senior secured credit facilities.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

■	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

■

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the cash requirements for such replacements; and

■	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

To address these limitations, we reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA.

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

					PRO FORMA (a)
	NINE MONTHS ENDED		FISCAL YEAR		NINE MONTHS ENDED SEPTEMBER 30, 2013	FISCAL YEAR 2012
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands)
Net income (loss)	$310	$(3,716)	$(2,114)	$(606)	$(596)	$(2,895)
Depreciation and amortization	5,240	4,631	6,187	5,798	5,849	7,441
Income tax provision (benefit)	977	(1,136)	(882)	230	433	(1,351)
Interest expense, net	7,524	7,782	10,368	10,227	9,216	12,322

EBITDA	14,051	7,561	13,559	15,649	14,902	15,517
(Gain) loss on settlement of liabilities (b)	(21)	5,138	5,138	(58)	(21)	5,138
Loss on disposal or impairment of property and equipment (c)	749	114	193	263	749	193
Management transition and restructuring costs (d)	826	—	490	1,783	826	490
Expenses not indicative of future operations (e)	434	1,009	967	—	434	967
Management fees and related expenses (f)	412	412	537	797	412	537
Transaction costs (g)	21	7	24	59	21	24
New store pre-opening expenses (h)	—	46	52	12	—	52
Non-cash expenses and non-income based state taxes (i)	383	1,032	1,166	1,235	383	1,166

Adjusted EBITDA	$16,855	$15,319	$22,126	$19,740	$17,706	$24,084

(a)

We present consolidated statements of operations data on a pro forma basis to give pro forma effect to (i) the Recapitalization and (ii) the Store Acquisitions. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(b)	Represents (gains) losses resulting from refinancing of long-term debt and settlement of asset retirement obligations.
(c)	Represents non-cash losses resulting from disposal or impairment of property and equipment, including divested company stores.
(d)

Represents non-recurring management transition and restructuring costs, consisting of severance, retention, recruitment, relocation and other costs in connection with restructuring of our corporate development function and transition of certain members of management.

(e)

Represents (i) non-recurring losses on guaranteed lease payments for company stores acquired by franchise owners; (ii) non-recurring roll-out costs of new uniform program; and (iii) a one-time valuation allowance of an international notes receivable resulting from the sale of company-owned restaurants.

(f)

Represents the elimination of management fees and related costs paid to Lee Equity for advisory services provided pursuant to an advisory services and monitoring agreement. See “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Advisory Services and Monitoring Agreement.”

(g)	Represents transaction costs relating to acquisitions and divestitures of company-owned stores.
(h)

Represents expenses directly associated with the opening of new stores and incurred prior to the opening of new stores, including wages, benefits, travel for the training of opening teams and other store operating costs.

(i)

Represents (i) non-cash expenses related to equity-based compensation; (ii) non-cash expenses related to the difference between GAAP and cash rent expense; (iii) non-cash expenses related to the fair valuation of certain common stock and Series A Preferred Stock subject to put options; and (iv) non-income based state taxes.

(4)	Represents current assets less current liabilities.
(5)	Represents long-lived asset capital expenditures related to the acquisition of property and equipment and excludes expenditures relating to acquisitions of businesses.
(6)	A comparable store is a store that has been open for at least 52 weeks from the comparable date, which is the Tuesday following the opening date.
(7)

AWS consists of the average weekly sales of franchise and company-owned stores over a specified period of time. AWS is calculated by dividing the total net sales of our system-wide stores for the relevant time period by the number of weeks these same stores were open in such time period.

(8)	System-wide comparable store sales growth represents year-over-year sales comparisons for comparable stores.
(9)	System-wide sales include net sales by all of our system-wide stores.
(10)	System-wide sales growth represents year-over-year sales comparisons for system-wide sales.
(11)	Represents long-term debt, including current portion of long-term debt.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

The limited service restaurant pizza category and restaurant sector overall are highly competitive and such competition could adversely affect our business, financial condition and results of operations.

The restaurant industry in general, and the limited service restaurant pizza category in particular, are highly competitive with respect to price, value, food quality, ambience, convenience, concept, service and location. A substantial number of restaurant operations compete with us for customer traffic. We compete against other major national limited service restaurant pizza chains and regional and local businesses, including other chains offering Take ‘N’ Bake pizza products as well as dine-in, carry-out and delivery services. We also compete on a broader scale with limited service and other international, national, regional and local limited-service restaurants. Many of our competitors have significantly greater financial, marketing, personnel and other resources as well as greater brand recognition than we do and may have lower operating costs, more and better locations and more effective marketing than we do. Many of our competitors are well established in markets in which our franchise owners and we have existing stores or intend to locate new stores. In addition, many of our competitors emphasize lower-cost value options or meal packages or have loyalty programs, which provide discounts on certain menu offerings, and they may continue to do so in the future. For example, in recent years, several national pizza chains have offered significant price discounts for pizza products, and we have developed similarly priced products in response. In addition, we face increasing competition from pizza product offerings available at grocery stores and convenience stores, which offer Take ‘N’ Bake, frozen and carry-out pizzas.

We also compete for employees, suitable real estate sites and qualified franchise owners. If we are unable to compete successfully and maintain or enhance our competitive position, or if customers have a poor experience at a Papa Murphy’s store, whether company-owned or franchised, we could experience downward pressure on customer traffic, prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which could have a material adverse effect on our business, financial condition and results of operations.

The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes, international, national, regional and local economic conditions and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as more healthy, our business, financial condition and results of operations would be materially adversely affected. In addition, if consumers no longer seek pizza that they can bake at home in favor of pizza that is already baked and/or delivered, our business, financial condition and results of operations would be materially adversely affected. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza in general, and Take ‘N’ Bake pizza in particular, should decrease, our business would be adversely affected more than if we had a more diversified menu, as many other food service businesses do.

Our business and results of operations depend significantly upon the success of our and our franchise owners’ existing and new stores.

Our business and results of operations are significantly dependent upon the success of our franchise owners and our company-owned stores. We and our franchise owners may be adversely affected by:

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declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets that we serve;

■	increased competition in the restaurant industry, particularly in the pizza, casual and fast-casual dining segments;

■	changes in consumer tastes and preferences;

■	demographic trends;

■	customers’ budgeting constraints;

■	customers’ willingness to accept menu price increases that we may make to offset increases in key input and operating costs;

■	adverse weather conditions;

■	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambience and service; and

■	customers’ experiences in our stores.

Our company-owned stores and our franchise owners are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including:

■	food, particularly mozzarella cheese and other raw materials costs, many of which we do not or cannot effectively hedge;

■	labor costs, including wage, workers’ compensation, minimum wage requirements, health care and other benefits expenses;

■	rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing stores;

■	compliance costs as a result of changes in legal, regulatory or industry standards;

■	energy, water and other utility costs;

■	insurance costs;

■	information technology and other logistical costs; and

■	litigation expenses.

If we fail to open new domestic and international franchise and company-owned stores on a timely basis, our ability to increase our revenues could be materially adversely affected.

A significant component of our growth strategy includes the opening of new domestic and international franchise stores. We expect our franchise owners to open between 100 and 105 stores in 2013. We and our franchise owners face many challenges associated with opening new stores, including:

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identification and availability of suitable store locations with the appropriate size, visibility, traffic patterns, local residential neighborhoods, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales per store;

■	competition with other restaurants and retail concepts for potential store sites and anticipated commercial, residential and infrastructure development near new or potential stores;

■	ability to negotiate acceptable lease arrangements;

■	availability of financing and ability to negotiate acceptable financing terms;

■	recruiting, hiring and training of qualified personnel;

■	construction and development cost management;

■	completing our construction activities on a timely basis;

■	obtaining all necessary governmental licenses, permits and approvals and complying with local, state and federal laws and regulations to open, construct or remodel and operate our stores;

■	unforeseen engineering or environmental problems with the leased premises;

■	avoiding the impact of adverse weather during the construction period; and

■	other unanticipated increases in costs, delays or cost overruns.

As a result of these challenges, we and our franchise owners may not be able to open new stores as quickly as planned or at all. We and our franchise owners have experienced, and expect to continue to experience, delays in store openings from time to time and have abandoned plans to open stores in various markets on occasion. Any delays or failures to open new stores by us or our franchise owners could materially and adversely affect our growth strategy and our results of operations.

Our progress in opening new stores from quarter to quarter may occur at an uneven rate. If we do not open new stores in the future according to our current plans, the delay could materially adversely affect our business, financial condition or results of operations.

If we fail to identify, recruit and contract with a sufficient number of qualified franchise owners, our ability to open new franchise stores and increase our revenues could be materially adversely affected.

The opening of additional franchise stores depends, in part, upon the availability of prospective franchise owners who meet our criteria. Because most of our franchise owners open and operate one or two stores, our growth strategy requires us to identify, recruit and contract with a significant number of new franchise owners each year. We may not be able to identify, recruit or contract with suitable franchise owners in our target markets on a timely basis or at all. In addition, our franchise owners may not have access to the financial or management resources that they need to open the stores contemplated by their agreements with us, or they may elect to cease store development for other reasons. If we are unable to recruit suitable franchise owners or if franchise owners are unable or unwilling to open new stores as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenues and materially adversely affect our business, financial condition and results of operations.

The planned rapid increase in the number of our stores may make our future results unpredictable and, if we fail to manage such growth effectively, our business, financial condition and results of operations may be materially adversely affected.

We expect our franchise owners to open between 100 and 105 stores in 2013. This growth strategy and the investment associated with the development of each new store may cause our results to fluctuate and be unpredictable or materially adversely affect our results of operations. In addition, our franchise owners and our ability to successfully develop new stores in new markets may be adversely affected by a lack of awareness or acceptance of our brand in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our and our franchise owners’ new stores may not perform as expected and our growth may be significantly delayed or impaired. Moreover, as has happened when other store concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. Newly opened stores or our future markets and stores may not be successful or our system-wide average store sales may not increase at historical rates, which could materially adversely affect our business, financial condition or results of operations.

Our existing store management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We believe our culture—from the store level up through management—is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Among other important factors, our culture depends on our ability to attract, retain and motivate employees who share our enthusiasm and dedication to our concept. We may not respond quickly enough to the changing demands that our expansion will impose on our management, store teams, existing infrastructure and culture, which could materially adversely affect our business, financial condition or results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements under the Patient Protection and Affordable

Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. These inconsistencies could be challenging for us to comply with in an efficient manner. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our products and materially adversely affect our business, financial condition and results of operations.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. We cannot predict the impact of the new nutrition labeling requirements under the PPACA until final regulations are promulgated. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

Our results of operations and growth strategy depend in significant part on the success of our franchise owners, and we are subject to a variety of additional risks associated with our franchise owners.

A substantial portion of our revenues comes from royalties generated by our franchise stores. We anticipate that franchise royalties will represent a substantial part of our revenues in the future. As September 30, 2013, we had 540 domestic franchise owners operating 1,292 domestic stores. Our largest franchise owner operated 36 stores and our top 10 franchise owners operated a total of 207 stores as of September 30, 2013. Accordingly, we are reliant on the performance of our franchise owners in successfully opening and operating their stores and paying royalties to us on a timely basis. Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect royalty payments from our franchise owners, may harm the goodwill associated with our brands, and may materially adversely affect our business and results of operations.

Franchise owner independence. Franchise owners are independent operators, and their employees are not our employees. Accordingly, their actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchise owners, we cannot be certain that our franchise owners will have the business acumen or financial resources necessary to operate successful franchises in their area approved locations and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, despite our training, support and monitoring, franchise owners may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and adequately train qualified managers and other store personnel. The failure of our franchise owners to operate their franchises successfully and actions taken by their employees could have a material adverse effect on our reputation, our brand and our ability to attract prospective franchise owners, our business, financial condition or results of operations.

Franchise arrangement termination or nonrenewal. Each franchise arrangement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise arrangement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise arrangements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our licensed intellectual property.

In addition, each franchise agreement has an expiration date. Upon the expiration of the franchise arrangement, we or the franchise owner may, or may not, elect to renew the franchise arrangements. If the franchise owner arrangement is renewed, the franchise owner will receive a successive franchise arrangement for an additional term. Such option, however, is contingent on the franchise owner’s execution of the then-current form of franchise arrangements (which may include increased royalty payments, advertising fees and other costs), the satisfaction of certain conditions (including modernization of the restaurant and related operations) and the payment of a renewal fee. If a franchise owner is unable or unwilling to satisfy any of the foregoing conditions, we may elect to not renew the expiring franchise agreement, in which event the franchise agreement will terminate upon expiration of the term.

Franchise owner insurance. The franchise arrangements require each franchise owner to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchise owners may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a franchise owner’s ability to satisfy obligations under the franchise arrangement, including the ability to make royalty payments.

Product liability exposure. We require franchise owners to maintain general liability insurance coverage to protect against the risk of product liability and other risks and demand strict franchise owner compliance with health and safety regulations. However, franchise owners may receive or produce defective food or beverage products, which may materially adversely affect our brand’s goodwill and our business.

Franchise owners’ participation in our strategy. Our franchise owners are an integral part of our business. We may be unable to successfully implement our growth strategy if our franchise owners do not actively participate in such implementation. For example, the failure of our franchise owners to focus on the fundamentals of restaurant operations, such as quality, service and cleanliness, would have a negative impact on our success. In addition, it may be difficult for us to monitor our international franchise owners’ implementation of our growth strategy due to our lack of personnel in the markets served by such franchise owners.

Franchise owner litigation and conflicts with franchise owners. Franchise owners are subject to a variety of litigation risks, including, but not limited to, customer claims, personal-injury claims, environmental claims, employee allegations of improper termination and discrimination, claims related to violations of the ADA, religious freedom, the Fair Labor Standards Act (“FLSA”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and intellectual-property claims. Each of these claims may increase costs and limit the funds available to make royalty payments and reduce the execution of new franchise arrangements. We also may be named in lawsuits against our franchise owners. In addition, the nature of the franchisor- franchise owners relationship may give rise to conflict, and we may become subject to litigation with our franchise owners, which could materially adversely affect our results of operations as well as our ability to expand our franchise system.

Americans with Disabilities Act. Restaurants located in the United States must comply with Title III of the Americans with Disabilities Act of 1990, as amended (the “ADA”). Although we believe newer restaurants meet the ADA construction standards and, further, that franchise owners have historically been diligent in the remodeling of older restaurants, a finding of noncompliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely affect the ability of a franchise owner to make royalty payments, or could generate negative publicity, or otherwise adversely affect us.

Access to credit. Our franchise owners typically finance new operations and new store openings with loans or other forms of credit. If our franchise owners are unable to access credit or obtain sufficient credit, or if interest rates on loans that our franchise owners use to finance operations of current stores or to open new stores increase, our franchise owners may have difficulty opening new stores, which could materially adversely affect our results of operations as well as our ability to expand our franchise system.

Franchise owner bankruptcy. The bankruptcy of a multi-unit franchise owner could negatively impact our ability to collect payments due under such franchise owner’s franchise arrangement. In a franchise owner bankruptcy, the bankruptcy trustee may reject its franchise arrangements pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments from such franchise owner. There can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchise owner in connection with a damage claim resulting from such rejection.

Opening new stores in existing markets may negatively affect sales at existing stores.

We intend to continue opening new franchise stores in our existing markets as a core part of our growth strategy. Expansion in existing markets may be affected by local economic and market conditions. Further, the customer target area of our stores varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new store in or near markets in which stores already exist could adversely affect the sales of these existing stores. We and our franchise owners may selectively open new stores in and around areas of existing stores. Sales cannibalization between stores may become significant in the future as we continue to expand our operations and could affect sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

New stores may not be profitable and the increases in AWS and comparable store sales that we have experienced in the past may not be indicative of future results.

New stores may not be profitable and their sales performance may not follow historical patterns. In addition, our AWS and comparable store sales may not increase at the rates achieved over the past several years.

If new stores do not perform as planned, or if we or our franchise owners are unable to achieve our expected AWS in the new stores, our business, financial condition or results of operations could be materially adversely affected.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have franchise stores.

We currently have franchise stores in Canada and the United Arab Emirates and plan to continue to grow internationally. Our international operations are in early stages, historically have not been profitable and have achieved lower margins than our domestic stores. We expect this financial performance to continue in the near-term. Expansion in international markets may also be affected by local economic and market conditions. Therefore, as we expand internationally, our franchise owners may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. Our financial condition and results of operations may be adversely affected if global markets in which our franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither our franchise owners nor we have control, may include:

■	recessionary or expansive trends in international markets;

■	changing labor conditions and difficulties in staffing and managing our foreign operations;

■	increases in the taxes we pay and other changes in applicable tax laws;

■	legal and regulatory changes, and the burdens and costs of our compliance with a variety of foreign laws;

■	changes in inflation rates;

■	changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

■	difficulty in protecting our brand, reputation and intellectual property;

■	difficulty in collecting our royalties and longer payment cycles;

■	expropriation of private enterprises;

■	increases in anti-American sentiment and the identification of the Papa Murphy’s brand as an American brand;

■	political and economic instability; and

■	other external factors.

Termination of area development agreements (“ADAs”) or master franchise arrangements with certain franchise owners could adversely impact our revenues.

We enter into ADAs with certain domestic franchise owners that plan to open multiple Papa Murphy’s stores in a designated market area (a “DMA”), and we have entered into master franchise arrangements with third parties to develop and operate stores in Canada and in the Middle East. These franchise owners are granted certain rights with respect to specified territories, and at their discretion, these franchise owners may open more stores than specified in their agreements. In fiscal years 2012, 2011 and 2010 we derived approximately 14.5%, 15.4% and 18.0%, respectively, of our franchise and development fees from ADAs or master franchise owner arrangements. The termination of ADAs or an arrangement with a master franchise owner or a lack of expansion by these franchise owners could result in the delay of the development of franchised restaurants, discontinuation or an interruption in the operation of one of our brands in a particular market or markets. We may not be able to find another operator to resume development activities in such market or markets. Any such delay, discontinuation or interruption would result in a delay in, or loss of, royalty income to us by way reduced sales and could materially and adversely affect our business, financial condition or results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases for stores that we operate.

We do not own any of the real property where our company-owned stores operate. Payments under our operating leases account for a portion of our operating expenses, and we expect the new company-owned stores we open in the future similarly will be leased. Our leases generally have an initial term of five years and generally can be extended only in five-year increments (at increased rates). All of our leases require a fixed annual rent, although some require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are net leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, resulting in its closure, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, we may fail to negotiate renewals as each of our leases expires, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close stores in desirable locations. These potential increased occupancy costs and closed stores could materially adversely affect our business, financial condition or results of operations.

The impact of negative economic factors, including the availability of credit, on our and our franchise owners’ landlords could negatively affect our results of operations.

Negative effects on our and our franchise owners’ existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our or our franchise owners’ landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction funding to us or satisfy other lease covenants. In addition, if our franchise owners or our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new stores may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new stores. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

Damage to our reputation and the Papa Murphy’s brand and negative publicity relating to our stores, including our franchise stores, could reduce sales at some or all of our other stores and could negatively impact our business, financial condition and results of operations.

Our success is dependent in part upon our ability to maintain and enhance the value of the Papa Murphy’s brand, consumers’ connection to our brand and positive relationships with our franchise owners. We may, from time to time, be faced with negative publicity relating to food quality, store facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially adversely affect our business, financial condition and results of operations and result in damage to our brand. For multi-location food service businesses such as ours, the negative impact of adverse publicity relating to one store or a limited number of stores may extend far beyond the stores or franchise owners involved to affect some or all of our other stores. The risk of negative publicity is particularly great with respect to our franchise stores because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals to access a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they purchase and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In general, the dissemination of information online could materially adversely affect our business, financial condition and results of operations, regardless of the information’s accuracy.

Our success depends in part upon effective advertising and marketing campaigns, which may not be successful, and franchise owner support of such advertising and marketing campaigns.

We believe the Papa Murphy’s brand is critical to our business. We expend resources in our marketing efforts using a variety of media, including social media. We expect to continue to conduct brand awareness programs and customer initiatives to attract and retain customers. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than us. Should our competitors increase spending on marketing and advertising, or should our advertising and promotions be less effective than our competitors, our business, financial condition and results of operations could materially adversely affected.

The support of our franchise owners is critical for the success of our advertising and marketing campaigns we seek to undertake, and the successful execution of these campaigns will depend on our ability to maintain alignment with our franchise owners. Our franchise owners are required to spend approximately five percent of net sales directly on local advertising or contribute to a local fund managed by franchise owners in certain market areas to fund the purchase of advertising media. Our franchise owners are also required to contribute two percent of their net sales to a national fund to support the development of new products, brand development and national marketing programs. In addition, we, our franchise owners and other third parties have contributed additional advertising funds in the past. While we maintain control over advertising and marketing materials and can mandate certain strategic initiatives pursuant to our franchise agreements, we need the active support of our franchise owners if the implementation of these initiatives is to be successful. Additional advertising funds are not contractually required, and we, our franchise owners and other third parties may choose to discontinue contributing additional funds in the future. Any significant decreases in our advertising and marketing funds or financial support for advertising activities could significantly curtail our marketing efforts, which may in turn materially adversely affect our business, financial condition and results of operations.

Our sales and profit growth could be adversely affected if comparable store sales are less than we expect.

The level of comparable store sales, which represent the change in year-over-year sales for stores open for at least 53 weeks, excluding the week the store opened, will affect our sales growth and will continue to be a critical factor affecting profit growth because the profit margin on comparable store sales is generally higher than the profit margin on new store sales. Our franchise owners’ and our ability to increase comparable store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable store sales growth or that the change in comparable store sales could be negative, which may cause a decrease in sales and profit growth that would materially adversely affect our business, financial condition or results of operations.

We experience the effects of seasonality.

Seasonal factors and the timing of holidays cause our revenues to fluctuate from quarter to quarter. We typically follow family eating patterns at home, with our strongest sales levels occurring in the months of September through May, and our lowest sales levels occurring in the months of June, July and August. Therefore, our revenues per store are typically higher in the first and fourth quarters and lower in the second and third quarters.

Additionally, our new store openings have historically been concentrated in the fourth and first quarters because new franchise owners may seek to benefit from historically stronger sales levels occurring in these periods. We believe that new store openings will continue to be weighted towards the fourth quarter. As a result of these factors, our quarterly and annual results of operations and comparable store sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable store sales for any particular future period may decrease and materially adversely affect our business, financial condition or results of operations.

Changes in economic conditions, including continuing effects from the recent recession and adverse weather and other unforeseen conditions, could materially adversely affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, rising fuel prices, reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to depress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, customer traffic could be adversely impacted if our customers have less discretionary income or reduce the amount they spend on quick service meals. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently. In addition, given our geographic concentrations in the West and Midwest, economic conditions in these particular areas of the country could have a disproportionate impact on our overall results of operations, and regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our stores, and, in more severe cases, cause temporary store closures, sometimes for prolonged periods. If store sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential store closures could result from prolonged negative store sales. There can be no assurance that the macroeconomic environment or the regional economics in which we operate will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our supply chain and food safety controls and training will be fully effective in preventing all food safety issues at our stores, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, there is no guarantee that our franchise locations will maintain the high levels of internal controls and training we require at our company-owned stores. Furthermore, our franchise owners and we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single store. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our stores or markets or related to food products we sell could negatively affect our store sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our stores. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our stores, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition or results of operations.

Changes in food availability and costs could adversely affect our results of operations.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs, particularly the costs of mozzarella cheese and flour. We are party to national supply agreements for core ingredients with certain key third party suppliers, including Saputo Cheese Inc. and Davisco Foods for cheese, Pizza Blends, Inc. for flour and dough mix, Neil Jones Foods Company for tomatoes for sauce and several suppliers for meat, pursuant to which we lock in pricing for our franchise owners and company-owned stores. We rely on Sysco Corporation as the primary distributor of food and other products to our franchise owners and company-owned stores. Our pricing arrangements with national suppliers typically have terms from three months to a year after which the pricing may be renegotiated. Each store purchases food supplies directly from these suppliers and purchases produce locally through a produce buying group.

The type, variety, quality, availability and price of produce, meat and cheese are volatile and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our and our franchise owners’ food costs or cause a disruption in our supply. For example, cheese pricing is higher in the summer months due to a drop off in milk production in higher temperatures. Our food distributors and suppliers also may be affected by higher costs to produce and transport commodities used in our stores, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future. As a result, any increase in the prices charged by suppliers would increase the food costs for our company-owned stores and for our franchise owners and could adversely impact their profitability. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers, and any price increases that are passed along to consumers may materially adversely affect store sales which would lower revenues generated from company-owned stores and franchise owner royalties. These potential changes in food and supply costs and availability could materially adversely affect our business, financial condition or results of operations.

Our dependence on a sole supplier or a limited number of suppliers for some ingredients could result in disruptions to our business.

Sysco Corporation is the primary distributor of our food and other products to our domestic franchise owners and company-owned stores and any disruption to this distribution due to work stoppages, strikes or other business interruption may materially adversely affect our franchise owners and us. Additionally, we do not have formal long-term arrangements with all of our suppliers, and therefore our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, or at all. Any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce store sales. We may not be able to find alternative distributors or suppliers on a timely basis or at all. Our company-owned and franchise stores could also be harmed by any prolonged disruption in the supply of products from or to our key suppliers due to weather, crop disease and other events beyond our control. Insolvency of key suppliers could also negatively impact our business. Our focus on a limited menu would make the consequences of a shortage of a key ingredient, such as cheese or flour, more severe, and affected stores could experience significant reductions in sales during the shortage.

Changes in laws related to electronic benefit transfer (“EBT”) systems, could adversely impact our results in operations.

Because our products are not cooked, we and our franchise owners currently are able to accept EBT payments, or food stamps, at stores in the United States. Changes in state and federal laws governing where EBT cards may be used and what they may be used for may limit our ability to accept such payments and could significantly reduce sales. Reductions in food stamp benefits occurred in November 2013, and further additional reductions in food stamp benefits have been proposed separately by the Senate and Congress. The recent reductions to and the potential future reductions in food stamp benefits may reduce sales, which could materially adversely affect our business, financial condition and results of operations.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and employees of our franchise owners, which may impact our and our franchise owners’ operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, mandatory health benefits, workers’ compensation rates, immigration status, tax reporting and other wage and benefit requirements. A substantial number of employees at our company-owned and franchise stores are paid at rates related to the U.S. federal minimum wage, and increases in the U.S. federal minimum wage may increase labor costs. Any such increases in labor costs might result in franchise owners inadequately staffing restaurants. Understaffed restaurants could reduce sales at such restaurants, decrease royalty payments and adversely affect our brands.

In addition, various states are considering or have already adopted new immigration laws or enforcement programs. The U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase obligations for compliance and oversight, which could subject us to additional costs and make the hiring process for us and our franchise owners more cumbersome, or reduce the availability of potential employees. Although we require all of our employees, including at our company-owned stores, to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required, and we plan to introduce its use throughout our stores. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. In addition, our franchise owners are responsible for screening any employees they hire. Unauthorized workers are subject to deportation and may subject us or our franchise owners to fines or penalties, and if any of our or our franchise owners’ workers are found to be unauthorized it may become more difficult for us to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt store operations and cause temporary increases in our or our franchise owners’ labor costs as we train new employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

If our franchise owners or we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

Labor is a primary component in the cost of operating our company-owned stores and for franchise owners. If our franchise owners or we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our franchise owners’ and our ability to attract, motivate and retain a sufficient number of well-qualified store operators and management personnel, as well as a sufficient number of other qualified employees, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our franchise owners’ and our ability to recruit and retain such individuals may delay the planned openings of new stores or result in higher employee turnover in existing stores, which could have a material adverse effect on our business, financial condition or results of operations.

An increase in the cost of labor could adversely affect our business and our growth. Competition for employees could require us or our franchise owners to pay higher wages, which could result in higher labor costs. In addition increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition or results of operations.

We invest in developing new product offerings, some of which may not be successful.

We invest in continually developing new potential product offerings as well as in marketing and advertising our new products. For example, we recently tested Fresh Pan Pizza, which is marketed at a price above our regular menu items. Our new product offerings may not be well-received by consumers and may not be successful, which could materially adversely affect our results of operations.

From time to time we may invest in enhancements to our franchise platform, on which we may not see a return.

We may not see a return on investments we make in our franchise platform. For example, we have invested in a point-of-sale system that we continue to implement across our franchise base in order to better manage our business. As part of this investment, in September 2013 we purchased approximately $4.5 million of point-of-sale software licenses, and we intend to sell these licenses directly to our franchise owners. We may not be able to sell these licenses to our existing franchise owners on a timely basis, or at all. Our failure to capitalize on investments may materially adversely affect our financial condition.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our results of operations and our franchise owners.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage for those already insured. We currently offer and subsidize comprehensive healthcare coverage, primarily for our salaried employees. The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. If we elect to offer such benefits, we may incur substantial additional expense. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us, we will become less competitive in the market for our labor. Finally, implementing the requirements of healthcare reform is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could materially adversely affect our business, financial condition or results of operations.

Restaurant companies have been the target of class actions and other litigation alleging, among other things, violations of federal and state law. We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

We are subject to lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by customers, employees, franchise owners and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. An adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We carry insurance policies for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. A judgment in excess of our insurance coverage for any claims could materially adversely affect our business, financial condition and results of operations. Regardless of whether any claims that may be brought against us are valid or whether we are ultimately determined to be liable, our business, financial condition and results of operations could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims, and the diversion of time and resources from our operations.

Although we have experienced no customer lawsuits to date, our customers occasionally allege we caused an illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, discrimination and similar matters. We may also be named as a defendant in any such claims brought against any of our franchise owners. In addition, we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess or outside of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the limited service or fast casual segments of the industry) may harm our reputation and could materially adversely affect our business, financial condition or results of operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate these senior officers and key employees. Although we have employment agreements in place with certain senior officers and key employees, we cannot prevent them from terminating their employment with us. The loss of the services of our Chief Executive Officer, other senior officers or other key employees could materially adversely affect our business and plans for future development. We have no reason to believe that we will lose the services of any of our current senior officers and key employees in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. In addition, we currently do not have a Chief Financial Officer, and our Vice President of Accounting has assumed responsibility for our principal financial and accounting functions until a new Chief Financial Officer is hired. We do not maintain any key man life insurance policies for any of our employees.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

As of September 30, 2013, we had $120.6 million of outstanding indebtedness and $10.0 million of availability under a revolving credit facility, and after giving effect to this offering and the use of proceeds therefrom, which will be used primarily to repay debt, we will have had $         of outstanding indebtedness of $         million, including $         million outstanding under our new senior secured credit facilities. We may, from time to time, incur additional indebtedness.

The agreement governing our new senior secured credit facilities places certain conditions on us, including that it:

■

requires us to utilize a substantial portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

■	increases our vulnerability to adverse general economic or industry conditions;

■	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

■	makes us more vulnerable to increases in interest rates, as borrowings under our new senior secured credit facilities are at variable rates;

■	limits our ability to obtain additional financing in the future for working capital or other purposes; and

■	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our new senior secured credit facilities place certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our new senior secured credit facilities, we may be permitted to incur substantial additional indebtedness and may incur obligations that do not constitute indebtedness under the terms of the new senior secured credit facilities. The new senior secured credit facilities also place certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The new senior secured credit facilities also place certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, our ability to:

■	pay dividends on, redeem or repurchase our stock or make other distributions;

■	incur or guarantee additional indebtedness;

■	sell stock in our subsidiaries;

■	create or incur liens;

■	make acquisitions or investments;

■	transfer or sell certain assets or merge or consolidate with or into other companies;

■	make certain payments or prepayments of indebtedness subordinated to our obligations under our new senior secured credit facilities; and

■	enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our new senior secured credit facilities could result in the acceleration of our obligations under the new senior secured credit facilities, which would have an adverse effect on our liquidity, capital resources and results of operations.

Our new senior secured credit facilities also require us to comply with certain financial covenants regarding our capital expenditures, total leverage ratio and our interest coverage ratio. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the new senior secured credit facilities, which would have an adverse effect on our liquidity, capital resources and results of operations. See “Description of Material Indebtedness.”

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business financial condition and results of operations could be materially adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business, financial condition and results of operations could be materially adversely affected.

Any acquisitions, partnerships or joint ventures that we make could disrupt our business and harm our financial condition.

From time to time, we may evaluate potential strategic acquisitions of existing stores or complementary businesses as well as partnerships or joint ventures with third parties, including potential franchisors, to facilitate our growth, particularly our international expansion. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of any stores we acquire or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with stock or the proceeds of debt, may be dilutive to our stockholders or increase our already high levels of indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our store sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim, proceeding, or mandatory notification could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations could harm our reputation and could materially adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition in the markets served by our stores using our trademarks and other proprietary intellectual property, including our brand names and logos. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We rely on our franchise owners to assist us in identifying issues at the local level. We enforce our rights through a number of methods, including the issuance of cease-and-desist letters. If it became necessary, we would make infringement claims in federal court. If our efforts to register, maintain and protect our trademarks or other intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. A successful claim of infringement against us could result in our being required to pay significant damages or enter into costly licensing or royalty agreements in order to obtain the right to use a third party’s intellectual property, any of which could have a negative impact on our results of operations and harm our future prospects. If such royalty or licensing agreements are not available to us on acceptable terms or at all, we may be forced to stop the sale of certain products or services. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, and divert management’s attention.

We also rely on trade secrets and proprietary know-how to protect our brand. Our methods of safeguarding this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may require us to pay monetary damages. We do not maintain confidentiality agreements with all of our team members. Even with respect to the confidentiality agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection, or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets or proprietary know-how, the appeal of our stores could be reduced and our business could be harmed.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our stores. Our ability to effectively and efficiently manage our operations depends upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could materially adversely affect our business, financial condition and results of operations and subject us to litigation or actions by regulatory authorities. Remediation of such problems could also result in significant, unplanned expenditures.

An increasingly significant portion of our retail sales depends on the continuing operation of our information technology and communications systems, including but not limited to, our online ordering platform, point-of-sale system and our credit card processing systems. Our information technology, communication systems and electronic data may be vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, loss of data, unauthorized data breaches or other attempts to harm our systems. Additionally, we rely on data centers that are also subject to break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect customer data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other unanticipated problems could result in lengthy interruptions in our service. Any errors or vulnerabilities in our systems, or damage to or failure of our systems, could result in interruptions in our services and non-compliance with certain regulations, which could materially adversely affect our business, financial condition and results of operations.

We are subject to extensive government regulation and requirements issued by other groups and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, as well as, requirements issued by other groups, including those relating to:

■	the preparation, sale and labeling of food;

■	building and zoning requirements;

■	environmental laws;

■

compliance with the FLSA, which govern such matters as minimum wage, overtime and other working conditions, family leave mandates and a variety of other laws enacted by states that govern these and other employment matters;

■	the impact of immigration and other local and foreign laws and regulations on our business;

■	compliance with securities laws and NASDAQ listed company rules;

■	compliance with the Americans with Disabilities Act of 1990, as amended;

■	working and safety conditions;

■	menu labeling and other nutritional requirements;

■	compliance with the Payment Card Industry Data Security Standards (PCI DSS) and similar requirements;

■	compliance with the PPACA, and subsequent amendments; and

■	compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules promulgated thereunder.

We may also become subject to legislation or regulation seeking to tax and/or regulate high-fat foods, foods with high sugar and salt content, or foods otherwise deemed to be “unhealthy.” If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could materially adversely affect our business, financial condition and results of operations.

Additionally, the failure to obtain and maintain licenses, permits and approvals could adversely affect our business, financial condition and results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing stores and delay or result in our decision to cancel the opening of new stores, which would adversely affect our business, financial condition and results of operations.

Conflict or terrorism could negatively affect our business.

We cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on local, regional, national or international economies or consumer confidence. Such events could negatively affect our business, including by reducing customer traffic or the availability of commodities.

Our current insurance coverage may not be adequate, insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

We have retention programs for workers’ compensation, general liability and owned and non-owned automobile liabilities. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.

Changes to accounting rules or regulations may adversely affect our results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our consolidated balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Company and Our Ownership Structure

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of NASDAQ, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:

■	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NASDAQ rules;

■	create or expand the roles and duties of our board of directors and committees of the board;

■	institute more comprehensive financial reporting and disclosure compliance functions;

■	supplement our internal accounting, auditing and reporting function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

■	enhance and formalize closing procedures at the end of our accounting periods;

■	enhance our internal audit and tax functions;

■	enhance our investor relations function;

■	establish new internal policies, including those relating to disclosure controls and procedures; and

■	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the significant commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate NASDAQ listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Prospectus Summary—Implication of Being an “Emerging Growth Company”.” To the extent we do not use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002. The failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the fiscal year ended December 28, 2015, and our management will be required to report on the effectiveness of our internal controls over financial reporting for such year. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. In the past we have restated our private company financial statements. If, as a public company, we are required to restate our financial statements, we may fail to meet our public reporting obligations and we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatements. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In preparing our consolidated financial statements for the nine months ended September 30, 2013 and fiscal years 2012 and 2011, a material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Accounting Oversight Board, was identified. The material weakness identified resulted from ineffective controls over financial reporting, mainly due to a lack of segregation of financial and accounting duties related to our inability to adequately staff our financial reporting function with a sufficient number of staff with the appropriate experience. Additionally, we were previously required to restate our private company financial statements for fiscal years 2012 and 2011, related to the treatment of certain share-based compensation.

To remedy this material weakness, we have implemented several measures to improve our internal control over financial reporting, such as increasing the headcount of qualified financial reporting personnel, including recently hiring an SEC reporting manager and a director of accounting to improve the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002. We have also engaged independent consultants to assist in establishing processes and oversight measures designed to comply with the requirements under GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002. In addition, we are in the process of hiring a Chief Financial Officer and additional personnel and improving our information technology systems. We plan to complete the remediation efforts as soon as practicable.

In addition to the remediation efforts noted above, we are in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules. Any restatement of our financial statements due to a lack of adequate internal controls or otherwise could further result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price due to a lack of investor confidence.

In addition, we will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we plan to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Lee Equity may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

Lee Equity makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Lee Equity may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Lee Equity in certain corporate opportunities. Accordingly, the interests of Lee Equity may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Lee Equity and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

Upon the completion of this offering, representatives of Lee Equity will occupy a majority of the seats on our board of directors. Lee Equity could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of Lee Equity and the interests of our stockholders, these directors may not be disinterested.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, we may elect to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. To the extent we choose to do so, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

■	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

■	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting;

■

specify that special meetings of our stockholders can be called only by a majority of the combined voting power of the voting stock, a majority of our board of directors or our Chief Executive Officer;

■	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

■	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

■	prohibit cumulative voting in the election of directors; and

■	provide that our directors may be removed only for cause by the holders of a supermajority of our outstanding shares of capital stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited. Accordingly, these provisions could have an anti-takeover effect with respect to certain transactions that the Board of Directors does not approve in advance. These provisions may encourage companies interested in acquiring the company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Lee Equity will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, investment funds affiliated with Lee Equity will beneficially own     % of our outstanding common stock (     % if the underwriters exercise in full the option to purchase additional shares from the selling stockholders). As such, Lee Equity will continue to have substantial influence over us. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of this one shareholder but not in the interest of the investors.

Risks Related to this Offering

We expect that our stock price will fluctuate significantly, which could cause the value of your investment in our common stock to decline, and you may not be able to resell your shares at a price at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

■	market conditions in the broader stock market;

■	changing economic conditions;

■	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

■	legal or regulatory developments;

■	the public’s reaction to our press releases, public disclosures, our other public announcements and our filings with the SEC;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	additions or departures of our senior management personnel;

■	sales, or anticipated sales, of our common stock by our existing investors, directors and executive officers;

■	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

■	actions by shareholders;

■	issuance of new or changed securities or industry analysts’ reports or recommendations;

■	litigation or governmental investigations;

■	acquisitions or strategic alliances by us or our competitors; and

■	short sales, hedging and other derivative transactions in our common stock.

Our quarterly results of operations may fluctuate significantly because of several factors, including:

■	the timing of new store openings and related expense;

■	store operating costs for our newly-opened stores, which are often materially greater during the first several months of operation than thereafter;

■	labor availability and costs for hourly and management personnel;

■	profitability of our stores, especially in new markets;

■	changes in interest rates;

■	increases and decreases in AWS and comparable store sales;

■	impairment of long-lived assets and any loss on store closures;

■	macroeconomic conditions, both nationally and locally;

■	negative publicity relating to the consumption of products we serve;

■	changes in consumer preferences and competitive conditions locally and nationally;

■	expansion to new markets;

■	increases in infrastructure costs;

■	fluctuations in commodity prices;

■	the seasonality of our business; and

■	our new store openings have historically been fourth quarter focused and we believe that new store openings will continue to be weighted towards the fourth quarter.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and comparable store sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable store sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease. In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, which could materially adversely affect our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing shareholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding              shares of common stock, of which:

■	shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

■

             shares will be “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, of which              shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus and of which              will become available for resale in the public market immediately following this offering.

In addition, we have reserved              shares of common stock for issuance under our equity compensation plans. See “Executive and Director Compensation—2014 Equity Incentive Plan.” Upon consummation of this offering, we expect to have              shares of common stock issuable upon exercise of outstanding options (              of which will be fully vested).

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

We have granted registration rights to Lee Equity and certain of our other stockholders. Should these stockholders exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2014 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

Because we do not expect to pay any cash dividends on our common stock for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment, if any. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of new senior secured credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the initial public offering price.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the initial public offering price and you may not resell your shares of our common stock at or above the initial public offering price.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the net tangible book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of September 30, 2013 and assuming an offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $         per share. See “Dilution.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of common stock in this offering will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters may also purchase up to a maximum of              additional shares of common stock from the selling stockholders named in this prospectus to cover over allotments. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of              additional shares of common stock from the selling stockholders, will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use net proceeds from this offering to repay $         million in aggregate principal amount of indebtedness under our new senior secured credit facilities, to pay a $1.5 million termination fee associated with our advisory services and monitoring agreement with Lee Equity and to use the remainder for general corporate purposes. Our new senior secured credit facilities bear interest at a rate per annum equal to an applicable margin plus a base rate and LIBOR, as calculated pursuant to the agreement governing our new senior secured credit facilities, and mature on October 25, 2018. See “Description of Material Indebtedness—Credit Facility.” We entered into the new senior secured credit facilities in October 2013 and used the proceeds to repay our then existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments.

We will not receive any proceeds from the sale of shares by the selling stockholders, which include entities affiliated with members of our Board and certain of our executive officers.

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering.

DIVIDEND POLICY

In October 2013, we entered into the new senior secured credit facilities, the proceeds, in part of which were used to make a $31.5 million payment to holders of our Preferred Shares. See “Prospectus Summary—Recapitalization.” In addition, on June 12, 2012, we made a $36.1 million payment to holders of our Preferred Shares. We have not declared or paid cash dividends on our common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. See “Risk Factors—Risks Related to this Offering Structure—We do not expect to pay any cash dividends on our common stock for the foreseeable future.” However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company that does not conduct any business operations of our own. As a result our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of the new senior secured credit facilities and may be further restricted by any future indebtedness we or they incur. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

■

restrictions in our debt instruments, including restrictions in our new senior secured credit facilities on our ability to pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	general economic business conditions;

■	our net income (loss), financial condition and results of operations;

■	our capital requirements;

■	our prospects;

■	the ability of our operating subsidiaries to pay dividends and make distributions to us;

■	legal restrictions; and

■	such other factors as our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization, as of September 30, 2013:

■	on an actual basis;

■

on a pro forma basis to give effect to (a) the Reorganization Transactions, including the exchange of our Preferred Shares for shares of our common stock and a              for 1 reverse stock split of our common stock prior to the consummation of this offering, (b) the Recapitalization and (c) the 2013 Store Acquisitions; and

■

on a pro forma as adjusted basis to give effect to the aforementioned transactions and to give further effect to the sale of                  shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, the application of the net proceeds received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as described under “Use of Proceeds”.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Capital Stock” and our financial statements and notes thereto included elsewhere in this prospectus.

	AS OF SEPTEMBER 30, 2013
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(in thousands)
Cash and cash equivalents	$810	$	$

Liabilities:
Total long-term debt, including current portion (2)	$120,620	$	$

Common and preferred shares subject to put options, 41,075 and 74,491 common and preferred shares issued and outstanding, respectively, on an actual basis; shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis	$3,903

Stockholders’ equity:
Common Stock, $0.01 par value; 3,000,000 shares authorized and 1,905,262 shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and shares authorized and shares issued and outstanding on a pro forma as adjusted basis	$19
Series A, 6% cumulative redeemable, 20% participating preferred stock, $0.01 par value; 3,000,000 shares authorized and 2,779,318 issued and outstanding on an actual basis; no shares authorized on a pro forma and pro forma as adjusted basis	79,856
Series B, 6% cumulative redeemable, 20% participating preferred stock, $0.01 par value; 1,000,000 shares authorized and 26,551 shares issued and outstanding on an actual basis; no shares authorized on a pro forma and pro forma as adjusted basis	1,003
Preferred Stock, $0.01 par value, no shares authorized on an actual basis; shares authorized and no shares issued and outstanding on a pro forma and pro forma as adjusted basis	—
Additional paid-in capital	634
Stock subscription receivable	(1,001)
Accumulated deficit	(16,187)
Accumulated other comprehensive income (loss)	2

Total stockholders’ equity	64,326	$	$

Total capitalization	$188,849	$	$

(1)

Assuming the number of shares sold by us in this offering remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our total capitalization by $         million.

(2)	Does not include $10.0 million of availability under our revolving credit facility as of September 30, 2013.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the Reorganization Transactions and Recapitalization and this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the net tangible book value per share attributable to new investors.

Our pro forma net tangible book value as of September 30, 2013 was $        , or $         per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the Reorganization Transactions and the Recapitalization but not this offering.

After giving effect to (i) the sale of                  shares of common stock in this offering at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing investors and an immediate dilution in pro forma net tangible book value of $         per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of September 30, 2013 before this offering
Increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share after this offering by $         and the dilution per share to new investors by $         assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters were to fully exercise their option to purchase additional share of our common stock, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, and the dilution in pro forma in net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma basis as of September 30, 2013 after giving effect to the Reorganization Transactions, the Recapitalization and this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by our existing investors and by new investors purchasing shares in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

If the underwriters were to fully exercise their option to purchase                  additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be     %, and the percentage of shares of our common stock held by new investors would be     %.

The above discussion and tables are based on the number of shares outstanding at September 30, 2013 on a pro forma basis and excludes                  shares of our common stock issued under our 2014 Plan or              reserved for future awards under our equity incentive plans. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2013 and the unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2012 and for the nine months ended September 30, 2013 are based on the historical audited consolidated financial statements of Papa Murphy’s Holdings, Inc. (the “Company”). The unaudited pro forma condensed combined balance sheet gives effect to transactions as if they had occurred as of September 30, 2013, and the unaudited pro forma condensed combined statements of operations give effect to transactions as if they had occurred as of January 3, 2012.

The unaudited pro forma condensed combined financial information gives pro forma effect to the following transactions:

■	The Store Acquisitions

■	The 2012 Store Acquisition:

–	Rubicon acquisition: Acquisition of four franchise stores in Idaho from a franchise owner completed on December 7, 2012;

■	The 2013 Store Acquisitions:

–	KK Great Pizza acquisition: Acquisition of four franchise stores in Minnesota and Wisconsin from a franchise owner completed on November 4, 2013;

–	TBD Business Group acquisition: Acquisition of four stores from a franchise owner, expected to be completed in December 2013;

■

The Recapitalization: Repayment of the 2012 Credit Facilities in full and payment of $31.5 million to the holders of our Preferred Shares, using proceeds from our new senior secured credit facilities, entered into on October 25, 2013 and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recapitalization,” “Description of Material Indebtedness” and in the accompanying notes to the unaudited pro forma condensed combined balance sheet.

As a result of the transactions described above, pro forma adjustments were made to our historical financial position and results of operations to reflect:

■	Changes in assets and liabilities to record the preliminary estimates of fair value of the acquired businesses at the date of closing of the acquisitions;

■	Changes in depreciation and amortization expense resulting from preliminary estimates of fair value adjustments to net tangible assets and amortizable intangible assets of the acquired businesses;

■	The changes to our debt and shareholders’ equity resulting from the transactions;

■	Transaction fees and debt issuance costs incurred as a result of the transactions described above;

■	The changes in interest expense resulting from the transactions described above; and

■	The effect of the above adjustments on income tax expense.

The Store Acquisitions were accounted for as business combinations using the acquisition method of accounting, which established a new basis of accounting for all assets acquired and liabilities assumed at fair value. The unaudited pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. For acquisitions that have been reflected in our audited financial statements and for which the measurement period has closed, the adjustments reflect our actual acquisition method accounting. For acquisitions that have not yet occurred or for which the measurement period has not closed, the adjustments include a preliminary application of the acquisition method based on the estimated fair value of assets acquired and liabilities assumed (including identifiable tangible and intangible assets). The estimated fair value of assets acquired and liabilities assumed was based upon a preliminary valuation and other studies of our tangible and intangible assets. The excess purchase consideration over the fair value of the net assets acquired is recorded as goodwill. The final acquisition method accounting will be completed as soon as practicable. Revisions to the preliminary acquisition method accounting and any adjustment to the purchase consideration may have a significant impact on our unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial condition. Historical results are not necessarily indicative of results that may be expected for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with “Summary—Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

PAPA MURPHY’S HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2013

(dollars in thousands)

	HISTORICAL COMPANY	HISTORICAL KK GREAT PIZZA (1)	HISTORICAL TBD BUSINESS GROUP (2)	ACQUISITION ACCOUNTING ADJUSTMENTS (3)		RECAPITALIZATION (4)		PRO FORMA
ASSETS
Current assets:
Cash and cash equivalents	$810	$69	$2	$(121	)(a)	$4,363	(a)	$5,123
Accounts receivable, net	1,953	—	—	—		—		1,953
Inventories	425	19	36	—		—		480
Prepaid expenses and other current assets	6,319	24	9	—		100	(b)	6,452
Current deferred tax asset	1,481	—	—	—		—		1,481

Total current assets	10,988	112	47	(121)		4,463		15,489
Property and equipment, net	8,590	87	243	207	(b)	—		9,127
Notes receivable, net	523	—	—	—		—		523
Goodwill	91,026	—	—	4,680	(b)	—		95,706
Trade name and trademarks	87,002	—	—	—		—		87,002
Definite-life intangibles, net	45,734	11	414	3,748	(b)	—		49,907
Deferred finance charges, net	4,085	—	—	—		(28	)(c)	4,057
Assets held for sale	762	—	—	—		—		762
Other assets	254	—	—	—		—		254

Total assets	$248,964	$210	$704	$8,514		$4,435		$262,827

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,624	$15	$14	$(29	)(c)	$—		$3,624
Accrued and other liabilities	9,884	22	38	(61	)(c)	—		9,884
Unearned franchise and development fees	2,975	—	—	—		—		2,975
Current portion of long-term debt	880	—	193	(193	)(c)	373	(d)	1,253

Total current liabilities	17,363	37	245	(283)		373		17,735
Long-term debt, net of current portion	119,740	—	—	9,400	(d)	39,608	(d)	168,748
Unearned franchise and development fees	1,171	—	—	—		—		1,171
Deferred tax liability	41,003	—	—	—		—		41,003
Preferred and common stock subject to put options	3,903	—	—	—		—		3,903
Other long-term liabilities	1,458	36	66	(23	)(c)	(814	)(e)	723

Total liabilities	184,638	73	311	9,094		39,167		233,283

Shareholders’ Equity:
Series A preferred stock	79,856	—	—	—		(21,667	)(e)	58,189
Series B preferred stock	1,003	—	—	—		(262	)(e)	741
Common stock	19	—	—	—		—		19
Additional paid-in capital	634	—	—	—		(634	)(e)	—
Stock subscription receivable	(1,001)	—	—	—		—		(1,001)
Accumulated deficit	(16,187)	—	—	(50	)(e)	(12,169	)(e)	(28,406)
Accumulated other comprehensive income (loss)	2	—	—	—		—		2
Members’ equity/business equity	—	137	393	(530	)(f)	—		—

Total shareholders’ (members’ or business) equity	64,326	137	393	(580)		(34,732)		29,544

Total liabilities and shareholders’ equity	$248,964	$210	$704	$8,514		$4,435		$262,827

See the accompanying notes to the unaudited pro forma condensed combined balance sheet.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1) Historical KK Great Pizza

Represents unaudited historical balance sheet as of September 30, 2013 of KK Great Pizza. This information should be read in conjunction with the historical financial statements for KK Great Pizza, included elsewhere in this prospectus.

(2) Historical TBD Business Group

Represents unaudited historical carve-out balance sheet as of September 30, 2013 of TBD Business Group. This information should be read in conjunction with the carve-out historical financial statements for TBD Business Group, included elsewhere in this prospectus.

(3) Acquisition Accounting Adjustments

The following adjustments relate to the acquisition accounting effect of the 2013 Store Acquisitions:

(a)	Reflects the net effect of the estimated financing of $6.4 million under our new term loan facility and payment of purchase consideration in the form of cash of $2.4 million for the KK Great Pizza acquisition and $4.0 million for the TBD Business Group acquisition, using funds drawn from our new term loan facility. In addition, reflects cash not acquired from the 2013 Store Acquisitions of $71,000 (see note (c) below) and payment of transaction costs of $50,000 (see note (e) below).

(b)	Reflects the effect of the preliminary purchase consideration transferred and the preliminary fair value measurement of identifiable assets acquired and liabilities assumed under the acquisition method of accounting based on a preliminary valuation for the two acquisitions as summarized below (in thousands):

	KK GREAT PIZZA ACQUISITION	TBD BUSINESS GROUP ACQUISITION	TOTAL
Cash consideration for acquisitions	$2,400	$4,000	$6,400
Notes payable for acquisitions	—	3,000	3,000

Total consideration transferred (*1)	$2,400	$7,000	$9,400

Book value of net assets acquired
Historical book value of net assets acquired	137	393	530
Net (assets) liabilities not (acquired) assumed (See note (c) below)	(32)	271	239

Adjusted book value of net assets acquired	105	664	769

Acquisition accounting adjustments to reflect fair value of net assets:
Property and equipment (*2)	185	22	207
Reacquired franchise rights (*3)	536	3,212	3,748
Goodwill	1,575	3,105	4,680

Total	$2,296	$6,339	$8,635

(*1)	The consideration transferred in the above acquisitions is subject to customary closing adjustments to working capital.
(*2)	Property and equipment from these acquisitions will be depreciated using a straight-line method over estimated useful lives, ranging from two to ten years.
(*3)	The reacquired franchise rights have weighted-average useful lives of three years for KK Great Pizza and eight years for TBD Business Group, respectively.

The final acquisition accounting will be determined at a later date and is dependent on a number of factors, including the final valuation of tangible and identifiable intangible assets acquired and liabilities assumed. The acquisition accounting may change upon the receipt of more detailed information and such changes could result in a material change to the unaudited pro forma condensed combined financial information.

(c)	The following assets and liabilities of KK Great Pizza and TBD Business Group were not acquired and not assumed by the Company in the 2013 Store Acquisitions (in thousands):

	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Cash and cash equivalents	$(69)	$(2)	$(71)
Accounts payable	15	14	29
Accrued expenses	22	39	61
Other long-term liabilities	—	27	27
Current portion of long-term debt	—	193	193

Net (assets) liabilities not (acquired) assumed	$(32)	$271	$239

(d)	Reflects additional indebtedness of $6.4 million under our new term loan facility, incurred in connection with the 2013 Store Acquisitions. An incremental $3.0 million of debt was incurred in the form of a note payable to fund the remaining purchase consideration for the TBD Business Group acquisition.

(e)	Transaction costs were related to acquisition-related activities and are based on our current estimates. These estimates will be revised to reflect actual amounts. The total estimated transaction costs attributed to acquisition-related activities in connection with the 2013 Store Acquisitions were approximately $50,000, reflected as a reduction of cash and retained earnings in the unaudited pro forma condensed combined balance sheet. The unaudited pro forma condensed combined statements of operations do not reflect the transaction fees attributed to acquisition-related activities, as these costs were deemed to be non-recurring.

(f)	Reflects the elimination of members’ equity of $137,000 related to KK Great Pizza and business equity of $393,000 related to TBD Business Group.

(4) Recapitalization

The following adjustments relate to the Company’s Recapitalization transaction:

(a)	Reflects the full repayment of the Company’s historical debt outstanding at September 30, 2013 of $120.6 million which consists of borrowings of $84.4 million from an existing first lien credit facility and $36.2 million from an existing second lien credit facility, as well as the payment of $31.5 million to the holders of our Preferred Shares, using proceeds of $160.6 million (excluding $6.4 million of our new term loan borrowed in connection with our KK Great Pizza and TBD Business Group acquisitions mentioned above) from our new senior secured credit facilities, net of financing costs and prepaid annual administrative agent fees of $3.3 million and $100,000, respectively. The Company entered into a new revolving credit facility with a capacity of $10 million which was undrawn on the date of Recapitalization. This adjustment also reflects a prepayment penalty related to the extinguishment of the Company’s historical debt of $724,000.

(b)	Reflects prepaid annual administrative agent fee of $100,000.

(c)	Total estimated financing costs of $3.3 million will be paid in connection with the Recapitalization. The Company evaluated the Refinancing, which was part of the Recapitalization, to determine whether our existing debt was modified or extinguished. Based on a preliminary analysis, we anticipate that a portion of our existing debt was modified. In accordance with this preliminary analysis, $2.9 million (of the total financing costs of $3.3 million) is expected to be capitalized as deferred financing costs. In addition, historical deferred financing costs of $2.9 million will be eliminated in connection with repayment of the Company’s historical debt.

(d)	Reflects the full repayment of the Company’s historical debt of $120.6 million, including the current portion thereof of $880,000, and borrowings of $160.6 million, including the current portion of $1.3 million, under our new term loan facility.

(e)

Reflects the payment of $31.5 million to shareholders of Series A and Series B Preferred Shares, including (i) $813,000 paid to holders of Preferred Shares subject to put options (classified as a liability), reflected as a reduction of a liability, (ii) $21.7 million and $262,000 paid to holders of Series A and Series B Preferred

Shares, in excess of cumulative accreted dividends, reflected as a reduction of the carrying value of Series A and Series B Preferred Shares, respectively, and (iii) $634,000 and $8.1 million paid to holders of Preferred Shares for cumulative accreted dividends, reflected as a reduction of additional paid-in capital and accumulated deficit, respectively. The increase in accumulated deficit also reflects the write-down of historical deferred financing costs and expensed third-party financing costs of $3.3 million, as well as a prepayment penalty related to the extinguishment of the Company’s historical debt of $724,000.

PAPA MURPHY’S HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

(dollars in thousands, except share data)

	HISTORICAL COMPANY	HISTORICAL RUBICON (1)	HISTORICAL KK GREAT PIZZA (2)	HISTORICAL TBD BUSINESS GROUP (3)	ACQUISITION ACCOUNTING ADJUSTMENTS (4)		RECAPITALIZATION (5)		PRO FORMA
REVENUES
Franchise royalties	$35,113	$—	$—	$—	$(554	)(a)	$—		$34,559
Franchise and development fees	2,826	—	—	—	—		—		2,826
Company-owned store sales	28,813	3,723	2,927	4,435	—		—		39,898
Lease income	164	—	—	—	—		—		164

Total revenues	66,916	3,723	2,927	4,435	(554)		—		77,447
COSTS AND EXPENSES:
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	10,741	1,474	1,007	1,665	—		—		14,887
Compensation and benefits	8,160	707	707	873	—		—		10,447
Advertising	2,711	244	225	324	—		—		3,504
Occupancy	1,980	116	228	217	—		—		2,541
Other store operating costs	2,961	363	254	348	(554	)(a)	—		3,372
Selling, general, and administrative	21,225	158	151	73	—		—		21,607
Depreciation and amortization	6,187	21	30	109	1,094	(b)	—		7,441
Loss on disposal or impairment of property and equipment	193	—	—	—	—		—		193

Total costs and expenses	54,158	3,083	2,602	3,609	540		—		63,992

Operating income	12,758	640	325	826	(1,094)		—		13,455

Interest expense	10,462	—	—	13	939	(c)	1,005	(a)	12,419
Interest income	(94)	(3)	—	—	—		—		(97)
Loss on early retirement of debt	5,138	—	—	—	—		—		5,138
Other expense, net	248	(7)	—	—	—		—		241

(Loss) income before income taxes	(2,996)	650	325	813	(2,033)		(1,005)		(4,246)
Provision (benefit) for income taxes	(882)	—	—	—	(92	)(d)	(377	)(b)	(1,351)

Net (loss) income	$(2,114)	$650	$325	$813	$(1,941)		$(628)		$(2,895)

Loss per share of common stock
Basic (6)	$(5.28)								$(5.76)
Diluted (6)	$(5.28)								$(5.76)
Weighted-average common stock outstanding
Basic (6)	1,623,171								1,623,171
Diluted (6)	1,623,171								1,623,171

See the accompanying notes to the unaudited pro forma condensed combined statements of operations.

PAPA MURPHY’S HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(dollars in thousands, except share data)

	HISTORICAL COMPANY	HISTORICAL KK GREAT PIZZA (2)	HISTORICAL TBD BUSINESS GROUP (3)	ACQUISITION ACCOUNTING ADJUSTMENTS (4)		RECAPITALIZATION (5)		PRO FORMA
REVENUES
Franchise royalties	$26,877	$—	$—	$(271	)(a)	$—		$26,606
Franchise and development fees	3,064	—	—	—		—		3,064
Company-owned store sales	27,807	2,141	3,263	—		—		33,211
Lease income	95	—	—	—		—		95

Total revenues	57,843	2,141	3,263	(271)		—		62,976
COSTS AND EXPENSES
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	10,436	705	1,237	—		—		12,378
Compensation and benefits	7,812	513	661	—		—		8,986
Advertising	2,744	145	253	—		—		3,142
Occupancy	1,743	150	170	—		—		2,063
Other store operating costs	2,790	238	262	(271	)(a)	—		3,019
Selling, general, and administrative	17,484	160	59	—		—		17,703
Depreciation and amortization	5,240	24	86	499	(b)	—		5,849
Loss on disposal or impairment of property and equipment	749	—	—	—		—		749

Total costs and expenses	48,998	1,935	2,728	228		—		53,889

Operating income	8,845	206	535	(499)		—		9,087

Interest expense	7,589	—	7	454	(c)	1,231	(a)	9,281
Interest income	(65)	—	—	—		—		(65)
Loss on early retirement of debt	—	—	—	—		—		—
Other expense, net	34	—	—	—		—		34

Income (loss) before income taxes	1,287	206	528	(953)		(1,231)		(163)
Provision (benefit) for income taxes	977	—	—	(82	)(d)	(462	)(b)	433

Net income (loss)	$310	$206	$528	$(871)		$(769)		$(596)

Loss per share of common stock
Basic (6)	$(2.74)							$(3.28)
Diluted (6)	$(2.74)							$(3.28)
Weighted-average common stock outstanding
Basic (6)	1,657,103							1,657,103
Diluted (6)	1,657,103							1,657,103

See the accompanying notes to the unaudited pro forma condensed combined statements of operations.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(1) Historical Rubicon

Represents unaudited historical statements of operations of Rubicon for the pre-acquisition period in 2012. The Rubicon acquisition was consummated on December 7, 2012 and results of operations subsequent to the acquisition date are reflected in the Company’s historical statements of operations.

(2) Historical KK Great Pizza

Represents historical statements of operations of KK Great Pizza for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013. This information should be read in conjunction with the historical financial statements of KK Great Pizza, included elsewhere in this prospectus.

(3) Historical TBD Business Group

Represents historical carve-out statements of operations of TBD Business Group for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013. This information should be read in conjunction with the carve-out historical financial statements of TBD Business Group, included elsewhere in this prospectus.

(4) Acquisition Accounting Adjustments

The following adjustments relate to the acquisition accounting effects of the 2012 and 2013 Store Acquisitions:

(a)	Rubicon, KK Great Pizza and TBD Business Group were franchise owners of the Company prior to the acquisitions. The adjustment reflects the elimination of franchise royalty revenue of the Company and franchise royalty expense of Rubicon, KK Great Pizza and TBD Business Group as follows (in thousands):

	RUBICON	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Fiscal year ended December 31, 2012
Franchise royalty revenue (Company)	$186	$146	$222	$554
Franchise royalty expense (Acquirees)	$186	$146	$222	$554

Nine months ended September 30, 2013
Franchise royalty revenue (Company)	N/A	$107	$163	$270
Franchise royalty expense (Acquirees)	N/A	$107	$163	$270

(b)	Reflects additional depreciation of property and equipment and amortization of definite-life intangibles (reacquired franchise rights) resulting from the preliminary acquisition accounting related to the Rubicon, KK Great Pizza and TBD Business Group acquisitions as follows (in thousands):

	RUBICON	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Fiscal year ended December 31, 2012
Depreciation	$18	$55	$47	$120
Amortization	366	215	393	974

Total	$384	$270	$440	$1,094

	RUBICON	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Nine months ended September 30, 2013
Depreciation	N/A	$39	$5	$44
Amortization	N/A	162	293	455

Total	N/A	$201	$298	$499

(c)	Reflects additional interest expense related to (i) borrowings under our 2012 Credit Facilities to fund the Rubicon acquisition and (ii) notes issued as part of the purchase consideration of TBD Business Group and borrowings under our new senior secured credit facilities to fund the KK Great Pizza and TBD Business Group acquisitions as follows (in thousands):

	RUBICON	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Fiscal year ended December 31, 2012	$335	$175	$429	$939
Nine months ended September 30, 2013	N/A	$131	$323	$454

(d)	Reflects the estimated tax effects resulting from the pro forma adjustments related to the Rubicon, KK Great Pizza and TBD Business Group acquisitions at the Company’s estimated statutory tax rate of 37.5%. Additionally, this adjustment reflects the pre-acquisition period tax effects of the historical results of operations of Rubicon ($244,000 in fiscal year 2012), KK Great Pizza ($122,000 in fiscal year 2012 and $77,000 in the nine months ended September 30, 2013) and TBD Business Group ($305,000 in fiscal year 2012 and $198,000 in the nine months ended September 30, 2013) at the Company’s estimated statutory tax rate of 37.5%, as these businesses were non-taxable entities prior to their respective acquisitions by the Company.

(5) Recapitalization

The following adjustments relate to the Company’s recapitalization transaction:

(a)	Reflects the interest expense under our new term loan facility, fees on the undrawn amount under our new revolving credit facility, and the amortization of deferred financing costs, less historical interest expense in connection with fully repaid 2012 Credit Facilities. In addition, reflects annual administrative agent fees related to our new senior secured credit facilities. Interest expense does not include the amount relating to the portion of borrowings under our new term loan facility incurred to finance the 2013 Store Acquisitions, which is already reflected in the “Acquisition Accounting Adjustments” column.

We expect to have a $167.0 million outstanding under our new term loan facility and no borrowings outstanding under our revolving credit facility at the date of the consummation of the KK Great Pizza and TBD Business Group acquisitions. Each 0.125% change in interest rates on our new term loan facility above our LIBOR floor would result in approximately $209,000 and $157,000 changes in pro forma interest expense for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013, respectively.

(b)	Reflects the estimated tax effects resulting from the pro forma adjustments related to the Recapitalization at the Company’s estimated statutory tax rate of 37.5%.

(6) Earnings Per Share

The unaudited pro forma condensed combined basic and diluted loss per share calculations are based on historical basic and diluted weighted-average shares of common stock. Pro forma basic and diluted loss per share was calculated by dividing pro forma net loss available to common stockholders by the historical basic and diluted weighted-average shares of common stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated statements of operations and cash flows data for fiscal years ended 2012 and 2011 and the nine months ended September 30, 2013 and the selected consolidated balance sheet data as of January 2, 2012, December 31, 2012 and September 30, 2013 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated statements of operations and cash flows data for the nine months ended October 1, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations and cash flows data for the period from December 29, 2009 through May 4, 2010 and the period from March 29, 2010 through January 3, 2011 and the selected consolidated balance sheet data as of May 4, 2010, January 3, 2011 and October 1, 2012 have been derived from our unaudited consolidated financial information, which are not included in this prospectus. The selected consolidated statements of operations and cash flows data for the fiscal year ended December 28, 2009 and the selected consolidated balance sheet data as of December 28, 2009 have been derived from the Predecessor’s audited consolidated financial information, not included in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

On May 4, 2010, affiliates of Lee Equity acquired a majority of the capital stock of PMI Holdings Inc., our predecessor. The periods on or prior to May 4, 2010 are referred to as “Predecessor.” Papa Murphy’s Holdings, Inc. was incorporated on March 29, 2010 by affiliates of Lee Equity in connection with the acquisition, and all periods including and after such date are referred to as “Successor.” From March 29, 2010 to May 4, 2010, the date of the acquisition, Papa Murphy’s Holdings, Inc. had no activities other than the incurrence of transaction costs related to the acquisition. The selected historical consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor period.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	SUCCESSOR					PREDECESSOR
	NINE MONTHS ENDED		FISCAL YEAR		MARCH 29, 2010 (DATE OF INCEPTION) THROUGH JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands, except share and selected operating data, unless otherwise noted)
Consolidated statement of operations data:
Revenues
Franchise royalties	$26,877	$25,637	$35,113	$33,687	$20,482	$11,196	$30,358
Franchise and development fees	3,064	1,672	2,826	2,398	2,029	625	2,433
Company-owned store sales	27,807	20,724	28,813	15,619	9,223	5,044	20,866
Lease income	95	132	164	218	152	128	436

Total revenues	57,843	48,165	66,916	51,922	31,886	16,993	54,093
Costs and expenses
Store operating costs:
Cost of food and packaging	10,436	7,618	10,741	6,088	3,476	1,844	7,455
Compensation and benefits	7,812	5,955	8,160	4,710	2,972	1,545	6,912
Advertising	2,744	1,971	2,711	1,514	922	499	2,165
Occupancy	1,743	1,479	1,980	1,102	863	368	2,425
Other store operating costs	2,790	2,161	2,961	1,722	1,033	573	1,542
Selling, general and administrative	17,484	15,862	21,225	20,833	13,929	10,002	19,000
Depreciation and amortization	5,240	4,631	6,187	5,798	3,590	1,485	4,878
Loss on disposal or impairment of property and equipment	749	114	193	263	119	132	948

Total costs and expenses	48,998	39,791	54,158	42,030	26,904	16,448	45,325

Operating income	8,845	8,374	12,758	9,892	4,982	545	8,768

Interest expense	7,589	7,853	10,462	10,410	7,372	806	1,115
Interest income	(65)	(71)	(94)	(183)	(180)	(79)	(127)
Loss (gain) on early retirement of debt	—	5,138	5,138	—	—	874	(95)
Other expense, net	34	306	248	41	2	1	(26)

Income (loss) before income taxes	1,287	(4,852)	(2,996)	(376)	(2,212)	(1,057)	7,901
Provision (benefit) for income taxes	977	(1,136)	(882)	230	(382)	169	3,352

Net income (loss)	$310	$(3,716)	$(2,114)	$(606)	$(1,830)	$(1,226)	$4,549

	SUCCESSOR					PREDECESSOR
	NINE MONTHS ENDED		FISCAL YEAR		MARCH 29, 2010 (DATE OF INCEPTION) THROUGH JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands, except share and selected operating data, unless otherwise noted)
Loss per common share:
Basic	$(2.74)	$(5.32)	$(5.28)	$(4.52)
Diluted	(2.74)	(5.32)	(5.28)	(4.52)
Weighted average of common shares outstanding:	1,657,103	1,617,568	1,623,171	1,591,262
Basic	1,657,103	1,617,568	1,623,171	1,591,262
Diluted
Consolidated statement of cash flows:
Cash flows from operating activities	$9,096	$6,245	$9,356	$11,804	$5,591	$3,785	$12,051
Cash flows from investing activities	(5,794)	(1,510)	(5,904)	(16,062)	(2,029)	16	(1,640)
Cash flows from financing activities	(4,918)	(8,044)	(5,864)	(2,563)	(8,376)	(4,554)	(9,789)
Other Financial Data:
Adjusted EBITDA (1)	$16,855	$15,319	$22,126	$19,740	$12,836	$6,690	$16,550
Net working capital (2)	(6,375)	(6,136)	(5,003)	(1,973)	(541)	(8,919)	(8,119)
Capital expenditures (3)	2,221	1,185	1,343	2,193	2,396	274	1,587
Selected Operating Data:
Number of stores at end of period
Domestic franchise	1,292	1,247	1,270	1,232	1,208	1,149	1,136
Domestic company-owned	68	55	59	51	33	32	35
International	20	15	18	18	16	14	14

Total	1,380	1,317	1,347	1,301	1,257	1,195	1,185
Number of comparable stores at end of period (4)
Domestic franchise	1,200	1,185	1,194	1,164	1,116	1,073	1,051
Domestic company-owned	68	53	57	50	33	32	35
International	14	15	15	16	14	11	9

Total	1,282	1,253	1,266	1,230	1,163	1,116	1,095
AWS per store (5)	$10,829	$10,689	$10,923	$10,640	$9,912	$10,811	$10,615
Comparable store sales growth (6)	2.4%	3.3%	2.9%	5.7%	(3.3)%	(2.4)%	2.2%
System-wide sales (dollars in thousands) (7)	$571,525	$539,389	$739,091	$701,770	$422,979	$230,277	$630,449
System-wide sales growth (8)	6.0%	5.7%	5.3%	7.4%	4.7%	1.8%	7.8%

	SUCCESSOR					PREDECESSOR
	AS OF					AS OF
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	DECEMBER 31, 2012	JANUARY 2, 2012	JANUARY 3, 2011	MAY 4, 2010	DECEMBER 28, 2009
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$810	$1,530	$2,428	$4,839	$4,729	$1,644	$2,391
Total current assets	10,988	6,077	7,565	9,498	17,012	5,415	6,301
Total current liabilities	17,363	12,213	12,568	11,471	17,552	14,334	14,420
Total debt (9)	120,620	122,980	125,280	90,226	92,598	30,700	35,083
Total assets	248,964	242,492	246,617	248,386	253,931	64,730	68,143
Total shareholders’ equity	64,326	62,377	63,930	100,208	103,338	16,618	17,816

(1)	Adjusted EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization as adjusted for:

■

all non-cash losses or expenses (including, but not limited to non-cash share-based compensation expenses and the non-cash portion of rent expenses relating to the difference between GAAP and cash rent expenses), excluding any non-cash loss or expense that is an accrual of a reserve for a cash expenditure or payment to be made, or anticipated to be made, in a future period;

■	non-recurring or unusual cash fees, costs, charges, losses and expenses;

■	fees, costs and expenses related to acquisitions and debt refinancing costs;

■	pre-opening costs with respect to a new store;

■	management fees and expenses incurred under our advisory services and monitoring agreement with Lee Equity;

■	fees and expenses incurred in connection with the issuance of debt under the new senior secured credit facilities and related transactions; and

■	non-cash expenses resulting from purchase accounting adjustments made in accordance with GAAP with respect to acquisitions.

Adjusted EBITDA eliminates the effects of items that we do not consider indicative of our operating performance. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income (loss), as determined by U.S. generally accepted accounting principles, or GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

Adjusted EBITDA is a non-GAAP financial measure. Management believes that such financial measure, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income (loss), provides additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing this non-GAAP financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA and other similar measures:

■	as a measurement used in comparing our operating performance on a consistent basis;

■	to calculate incentive compensation for our employees;

■	for planning purposes, including the preparation of our internal annual operating budget;

■	to evaluate the performance and effectiveness of our operational strategies; and

■	to assess compliance with various metrics associated with our new senior secured credit facilities.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

■	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

■

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the cash requirements for such replacements; and

■	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

To address these limitations, we reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA.

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	SUCCESSOR					PREDECESSOR
	NINE MONTHS ENDED		FISCAL YEAR		MARCH 29, 2010 (DATE OF INCEPTION THROUGH) JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands)
Net income (loss)	$310	$(3,716)	$(2,114)	$(606)	$(1,830)	$(1,226)	$4,549
Depreciation and amortization	5,240	4,631	6,187	5,798	3,590	1,485	4,878
Income tax provision (benefit)	977	(1,136)	(882)	230	(382)	169	3,352
Interest expense, net	7,524	7,782	10,368	10,227	7,192	727	988

EBITDA	14,051	7,561	13,559	15,649	8,570	1,155	13,767
(Gain) loss on settlement of liabilities (a)	(21)	5,138	5,138	(58)	(33)	864	(534)
Loss on disposal or impairment of property and equipment (b)	749	114	193	263	119	132	948
Management transition and restructuring costs (c)	826	—	490	1,783	—	—	1,055
Expense not indicative of future operations (d)	434	1,009	967	—	—	—	343
Management fees and related expenses (e)	412	412	537	797	329	53	129
Transaction costs (f)	21	7	24	59	3,813	4,523	—
Loss from non-controlling interests (g)	—	—	—	—	—	—	409
New store pre-opening expenses (h)	—	46	52	12	—	—	45
Non-cash expenses and non-income based state taxes (i)	383	1,032	1,166	1,235	38	(37)	388

Adjusted EBITDA	$16,855	$15,319	$22,126	$19,740	$12,836	$6,690	$16,550

(a)	Represents (gains) losses resulting from refinancing of long-term debt and settlement of asset retirement obligations.
(b)	Represents non-cash losses resulting from disposal or impairment of property and equipment, including divested company stores.
(c)

Represents non-recurring management transition and restructuring costs, consisting of severance, retention, recruitment, relocation and other costs in connection with restructuring of our corporate development function and transition of certain members of management.

(d)

Represents (i) non-recurring losses on guaranteed lease payments for company stores acquired by franchise owners; (ii) non-recurring roll-out costs of new uniform program; and (iii) a one-time valuation allowance of an international notes receivable resulting from the sale of company-owned restaurants.

(e)

Represents the elimination of management fees and related costs paid to Lee Equity for advisory services provided pursuant to an advisory services and monitoring agreement. See “Certain Relationships and Related Person Transactions—Advisory Services and Monitoring Agreement.”

(f)	Represents transaction costs relating to our acquisition by Lee Equity in 2010 and acquisitions and divestitures of company-owned stores.
(g)	Represents losses attributable to non-controlling interests of a discontinued joint venture.
(h)

Represents expenses directly associated with the opening of new stores and incurred prior to the opening of new stores, including wages, benefits, travel for the training of opening teams and other store operating costs.

(i)

Represents (i) non-cash expenses related to equity-based compensation; (ii) non-cash expenses related to the difference between GAAP and cash rent expense; (iii) non-cash expenses related to the fair valuation of certain common stock and Series A Preferred Stock subject to put options; and (iv) non-income based state taxes.

(2)	Represents current assets less current liabilities.
(3)	Represents long-lived asset capital expenditures related to the acquisition of property and equipment and excludes expenditures relating to acquisitions of businesses.
(4)	A comparable store is a store that has been open for at least 52 weeks from the comparable date, which is the Tuesday following the opening date.
(5)

AWS consists of the average weekly sales of franchise and company-owned stores over a specified period of time. AWS is calculated by dividing the total net sales of our system-wide stores for the relevant time period by the number of weeks these same stores were open in such time period.

(6)	System-wide comparable store sales growth represents year-over-year sales comparisons for comparable stores.
(7)	System-wide sales include net sales by all of our system-wide stores.
(8)	System-wide sales growth represents year-over-year sales comparisons for system-wide sales.
(9)	Represents long-term debt, including current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

To match our operating cycle, we use a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2012 and 2011 were 52-week periods ending on December 31, 2012 and January 2, 2012, respectively. The first nine months of our fiscal year 2013 and 2012 each consisted of 39 weeks and ended on September 30, 2013 and October 1, 2012, respectively.

Overview

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. We pioneered the concept of Take ‘N’ Bake pizza restaurant chains in 1981 and have grown our footprint to a total of 1,380 system-wide stores as of September 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is unique relative to traditional pizza restaurants. Our customers:

■	CREATE their customized pizza with fresh, high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News, and in 2012, 2011 and 2010, we were rated the #1 pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories.

Our History and Operations

Our history dates back over 30 years and has its roots in Papa Aldo’s Pizza, founded in 1981 in Hillsboro, Oregon and Murphy’s Pizza, founded in 1984 in Petaluma, California. Murphy’s Pizza and Papa Aldo’s were merged into a single entity under the Papa Murphy’s brand in 1995. In 2007, the 1,000th Papa Murphy’s system-wide store opened.

In May 2010, affiliates of Lee Equity acquired all of the equity interests of our parent, PMI Holdings, Inc. Papa Murphy’s Holdings, Inc. was established as a holding company for PMI Holdings, Inc. and its subsidiaries. Under the leadership of our current Chief Executive Officer, we implemented several strategic initiatives, including restructuring our new store development, operations, marketing and finance teams. We rolled out our Focus 5 menu strategy that offers price points ranging the value spectrum in order to increase store traffic and sales through high-quality new product offerings and promotions such as our FAVES and Fresh Pan Pizza offerings, and we introduced online ordering in select markets. We are also in the early stages of testing a store remodel program providing for a more contemporary store format.

Following the Lee Equity acquisition, we also expanded and invested in our senior management team and refinanced our then existing credit facility. In June 2011, we hired Ken Calwell, an industry veteran with extensive experience in the limited service restaurants and pizza restaurants businesses, as our President. In December 2011, Mr. Calwell transitioned into the role of Chief Executive Officer with our prior Chief Executive Officer, John Barr, remaining as

Chairman of the Company. In 2013, we began the process of transitioning our Chief Financial Officer. We expect to incur additional transitional expenses in connection with hiring a new Chief Financial Officer.

As of September 30, 2013, we had 1,360 stores in the United States and believe there are significant domestic growth opportunities. We expect the majority of our expansion will result from new franchise store openings, and we also plan to strategically expand our company-owned store base in select markets. We expect our domestic and international franchise owners to open between 100 and 105 stores in 2013. Recently, we have also expanded our international presence. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of September 30, 2013. In addition, in August 2012 we entered into a 20-year master franchise agreement with Saudi Arabia-based MAM FoodCo LLC to open up to 100 franchise stores in the Middle East, specifically in the United Arab Emirates, Oman, Kuwait, Kingdom of Saudi Arabia, Qatar and Bahrain, with two stores open as of September 30, 2013.

From time to time, we also pursue opportunistic acquisitions of stores from franchise owners. We evaluate these acquisition opportunities on a case-by-case basis, taking into account the economic strength of the stores and the potential to further develop the related market. In 2012, we acquired six stores from franchise owners, and as of September 30, 2013, we had acquired 10 stores from franchise owners in 2013. We expect to acquire several additional stores from franchise owners in 2013. From time to time, we also may sell company-owned stores to franchise owners and expect to continue to do so in the fourth quarter of 2013.

As part of the financing for the Lee Equity acquisition, certain of our subsidiaries entered into a senior secured credit agreement providing for a $73.6 million term loan and a $7.0 million revolving credit agreement and issued an $18.4 million senior subordinated note (collectively, the “2010 Credit Facilities”), a portion of which was used to repay our then existing $30.7 million senior secured term loan. We refinanced the 2010 Credit Facilities in June 2012 with a new $88.0 million senior secured term loan, a $36.2 million senior subordinated term loan and a $10.0 million revolving credit facility (collectively, the “2012 Credit Facilities”). In addition to repaying the borrowings outstanding under the 2010 Credit Facilities, the proceeds of the 2012 Credit Facilities, along with proceeds from the issuance of additional shares of common and preferred stock and cash on hand, were used to pay accreted dividends to preferred stockholders and provide a partial return of initial investment to preferred stockholders (the “2012 Refinancing”). In October 2013, we refinanced the 2012 Credit Facilities in connection with our Recapitalization as described below in “—Recent Developments—Recapitalization.”

Recent Developments

Recapitalization

In October 2013, we entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility (collectively, the “new senior secured credit facilities”), the proceeds of which were used to repay our existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments. We refer to these transactions as the “Recapitalization.”

Store Acquisitions

In the fourth quarter of 2013 we acquired or entered into agreements to acquire franchise stores in Colorado, Minnesota and Idaho for an aggregate purchase price of $9.8 million, paid in cash or a combination of cash and promissory notes.

The cash portion of the purchase price for each of these acquisitions was or will be funded through available cash and advances on our new senior secured credit facilities, and the acquisitions will be accounted for using the acquisition method of accounting.

Our Segments

We operate in three business segments: Domestic Franchise, Domestic Company Stores and International. Our Domestic Franchise segment consists of our domestic franchise stores, which represent the majority of our system-wide stores. Our Domestic Company Stores segment consists of our company-owned stores in the United States. Our International segment consists of our stores outside of the United States, all of which are franchise stores. As of September 30, 2013, we had 18 franchise stores in Canada and two franchise stores in the United Arab Emirates. The following table sets forth our revenues, operating income and depreciation and amortization for each of our segments for the periods presented:

	NINE MONTHS ENDED		FISCAL YEAR
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands)
Revenues
Domestic Franchise	$29,186	$27,380	$37,998	$36,115
Domestic Company Stores	27,808	20,724	28,813	15,619
International	849	61	105	188

Total	$57,843	$48,165	$66,916	$51,922
Operating Income
Domestic Franchise	$9,845	$9,932	$14,286	$12,204
Domestic Company Stores	(111)	397	665	(351)
International	112	(568)	(584)	(194)
Other (1)	(1,001)	(1,387)	(1,609)	(1,767)

Total	$8,845	$8,374	$12,758	$9,892
Depreciation and Amortization
Domestic Franchise	$3,567	$3,571	$4,745	$5,166
Domestic Company Stores	1,647	1,035	1,408	600
International	26	25	34	32

Total	$5,240	$4,631	$6,187	$5,798

(1)	Represents corporate costs and intersegment elimination

Key Operating Metrics

We evaluate the performance of our business using a variety of operating and performance metrics. Set forth below is a description of our key operating metrics.

Average Weekly Sales. AWS consists of the average weekly sales of franchise and company-owned stores over a specified period of time. AWS is calculated by dividing the total net sales of our system-wide stores for the relevant time period by the number of weeks these same stores were open in such time period. This measure allows management to assess changes in customer traffic and spending patterns at our system-wide stores.

Comparable Store Sales Growth. Comparable store sales growth represents the change in year-over-year sales for comparable stores. A comparable store is a store that has been open for at least 52 full weeks from the comparable date (the Tuesday following the opening date). As of the end of fiscal years 2012 and 2011, there were 1,251 and 1,214 domestic comparable stores, respectively. As of the end of the nine months ended September 30, 2013 and October 1, 2012, there were 1,268 and 1,238 domestic comparable stores, respectively. This measure highlights the performance of existing stores, while excluding the impact of newly opened or closed stores. Comparable store sales growth reflects changes in the number of transactions and in customer spend per transaction at existing stores. Customer spend per transaction is affected by changes in menu prices and the mix and number of items sold per customer.

System-Wide Sales. System-wide sales include net sales by all of our system-wide stores. This measure allows management to assess changes in our royalty revenues, our overall store performance, the health of our brand and our position relative to competitors.

Adjusted EBITDA. We define Adjusted EBITDA as net income before interest expense, provision for (benefit from) income taxes and depreciation and amortization, with further adjustments to reflect the additions and eliminations of certain income statement items including non-cash charges, income and expenses that we consider not indicative of ongoing operations and certain other adjustments. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Summary—Summary Historical Consolidated Financial and Other Data.”

Store Openings, Closures, Acquisitions and Divestitures. Management reviews the number of new stores, the number of closed stores, and the number of acquisitions and divestitures of stores to assess growth in system-wide sales, royalty revenues and company-owned store sales.

The following table sets forth our number of stores, our AWS, our comparable store sales growth, our system-wide sales and Adjusted EBITDA for the nine months ended September 30, 2013 and October 1, 2012, and fiscal years 2012 and 2011.

	NINE MONTHS ENDED		FISCAL YEAR
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
AWS	$10,829	$10,689	$10,923	$10,640
Comparable store sales growth	2.4%	3.3%	2.9%	5.7%
System-wide sales (dollars in thousands)	$571,525	$539,389	$739,091	$701,770
Adjusted EBITDA (dollars in thousands)	$16,855	$15,319	$22,126	$19,740
Number of system-wide stores at period end	1,380	1,317	1,347	1,301

Key Financial Definitions

Revenues. Substantially all of our revenues are derived from sales of pizza and other food and beverage products to the general public by company-owned stores, as well as the collection of franchise royalties and fees associated with franchise and development rights. We generated approximately 46.5%, 53.2%, 52.5% and 64.9% of our revenues from franchise royalties and 48.1%, 43.0%, 43.1% and 30.1% of our revenues from company-owned store sales in the nine months ended September 30, 2013, the nine months ended October 1, 2012, fiscal year 2012 and fiscal year 2011, respectively. The increase of sales at company-owned stores as a percentage of revenues reflects the impact of our opportunistic acquisitions of stores from franchise owners during these periods. System-wide store sales are the primary driver of our revenues. Typically, system-wide sales are impacted by a number of factors, including the success of our franchise and company-owned store operations, advertising and marketing campaigns and new product launches as well as general customer demand. System-wide sales of our pizzas, food and beverages are generally lower in summer months, when family vacations and seasonal activities translate into reduced demand for Take ‘N’ Bake pizza and are higher in the fall, winter and spring corresponding to times when families tend to dine at home. The following is a brief description of our components of revenues.

■

Franchise Royalties. We earn franchise royalties in our Domestic Franchise and International segments based on a percentage of franchise store sales of pizza and other food and beverage products. The majority of our franchise agreements require our franchise owners to pay us a royalty of 5% of their sales net of discounts. We collect these royalties on a weekly basis.

■

Franchise and Development Fees. Franchise and development fees, which we earn from our Domestic Franchise and International business segments, consist of initial franchise fees and development fees related to new store openings, as well as fees to renew or extend franchise arrangements and transfer fees. Initial franchise fees and development fees are recognized upon the earlier of the opening of a store, which is when we have performed all of our obligations related to such fees or openings, or the forfeiture of any deposits made in connection with the franchise agreement. Initial franchise fees are impacted by the number of new franchise store openings in a specified period. New franchise store openings generally are higher in the first and fourth fiscal quarters, when our system-wide sales are higher. Successive (renewal) fees and transfer fees are recognized when a replacement franchise agreement becomes effective, usually upon the expiration of an initial franchise agreement or a replacement franchise agreement, which generally have terms of 10 years and five years, respectively.

■	Company-Owned Store Sales. Our Domestic Company Store segment generates revenues through sales of pizza and other food and beverage items at our company-owned stores net of discounts.

■

Lease Income. We earn lease income in our Domestic Franchise segment from the sublease of real estate of closed company-owned stores. Lease income is recognized in the period earned, which coincides with the period the expense is due to the master leaseholder.

Store Operating Costs. Store operating costs relate to our Domestic Company Store segment and consist of cost of food and packaging, compensation and benefits, advertising, occupancy costs and other store operating costs. Set forth below is a brief description of each of these costs. We expect all of our store operating costs to increase as we open new company-owned stores and acquire franchise stores.

■

Cost of Food and Packaging. Cost of food and packaging include the direct costs of our food and beverage items sold in company-owned stores and the costs of packaging our menu items. Food and packaging costs can be expected to fluctuate with the increases or decreases in revenues of our Domestic Company Store segment. Fluctuations in our food and packaging costs are caused primarily by changes to our Domestic Company Store segment revenues and fluctuations in commodity costs.

■

Compensation and Benefits. Compensation and benefits expense consists primarily of management and hourly labor costs at our company-owned stores, which include regional supervisors and store manager salaries and bonuses, hourly wages, payroll taxes, workers’ compensation expense and employee benefits.

■

Advertising. Advertising costs of our company-owned stores consist of local marketing expenses and contributions to certain advertising cooperatives. Company-owned stores typically spend at least 5% of net sales on local marketing and other advertising through DMA cooperatives.

■	Occupancy. Occupancy costs include rent, common area maintenance costs, property insurance, property taxes and adjustments to straight-line rent.

■

Other Store Operating Expenses. Other store operating expenses include supplies, utilities, repairs and maintenance, meals and entertainment, travel costs, insurance, dues and subscriptions, recruitment advertisement, accretion of long-term liabilities and other company-owned store operating expenses.

Selling, General and Administrative. Selling, general and administrative costs consist of wages, benefits, franchise development expenses, other compensation, travel, marketing, accounting fees, legal fees, sponsor management fees and other expenses related to the infrastructure required to support our franchise and company-owned stores. Selling, general and administrative costs also include net advertising expenses of an advertising fund we manage on behalf of all system-wide stores, stock based compensation expense, valuation effects of a liability relating to certain common stock and Preferred Shares subject to put options, transition and restructuring costs. In fiscal years 2011 and 2012, we incurred costs relating to severance, retention, recruitment, legal, relocation and share-based compensation totaling approximately $490,000 and $1.8 million during 2012 and 2011, respectively. In fiscal year 2013, we incurred approximately $540,000 of severance and recruitment fees in the second and third quarters related to the transition of our Chief Financial Officer. We expect to incur additional expenses in connection with hiring a new Chief Financial Officer. We also expect to incur an additional expense related to the payment of a termination fee associated with our advisory services and monitoring agreement with Lee Equity in connection with this offering and which we expect to pay with a portion of the net proceeds from this offering. We expect our selling, general and administrative expense to increase as we incur additional legal, accounting, insurance and other expenses associated with being a public company.

Depreciation and Amortization. These non-cash charges relate to the depreciation of fixed assets, including leasehold improvements and equipment and the amortization of the reacquired franchise rights relating to our acquisition of certain franchise stores.

Loss on Disposal or Impairment of Property and Equipment. Losses on the disposal or impairment of property and equipment include the loss on the disposal of assets related to retirement and replacement of our property and equipment, which is recognized at the time the property is disposed or the time when we enter into a binding agreement to dispose of such property, and impairment charges, if any, related to our property and equipment, which are recognized at the time we measure such impairment.

Interest Expense. Interest expense consists primarily of interest on borrowings, and the amortization of costs incurred to obtain long-term financing. We expect interest expense to decrease upon the application of the proceeds of this offering to repay a portion of our new senior secured credit facilities.

Interest Income. Interest income consists of interest income on our cash and cash equivalent balances and notes receivable.

(Gain) Loss on Early Retirement of Debt. (Gain) loss on early retirement of debt includes non-recurring gains and losses relating to the repayment of debt in connection with the 2012 Refinancing.

Other Expense (Income). Other expense (income) includes foreign exchange rate gains or losses, Delaware franchise tax and losses from guarantees of lease payments.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes represents federal, state and local taxes based on income in multiple jurisdictions. Our provision (benefit) for income taxes was $977,000, $(1.1) million, $(882,000) and $230,000 in the nine months ended September 30, 2013 and October 1, 2012 and fiscal years 2012 and 2011, respectively. Our income taxes have varied from what would be expected by applying the prevailing statutory rates mainly due to the impact of a change in the blended state tax rate. We have net operating loss (“NOL”) carry forwards that will be available in 2014 to lower taxable income. We expect that a majority of our NOL carry forwards will be used by the end of 2014, after which we will be subject to statutory tax rates.

Segment Operating Income (Loss). Operating income (loss) measured by segment reflects segment earnings before interest expense, interest income, income taxes, loss on early retirement of debt, management fees payable to Lee Equity and other corporate expenses.

Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of total revenues for the nine months ended September 30, 2013 and October 1, 2012 and fiscal years 2012 and 2011.

	NINE MONTHS ENDED				FISCAL YEAR
	SEPTEMBER 30, 2013		OCTOBER 1, 2012		2012		2011
	$	TOTAL % OF REVENUES	$	TOTAL % OF REVENUES	$	TOTAL % OF REVENUES	$	TOTAL % OF REVENUES
	(dollars in thousands)
Revenues
Franchise royalties	$26,877	46.5%	$25,637	53.2%	$35,113	52.5%	$33,687	64.9%
Franchise and development fees	3,064	5.3%	1,672	3.5%	2,826	4.2%	2,398	4.6%
Company-owned store sales	27,807	48.1%	20,724	43.0%	28,813	43.1%	15,619	30.1%
Lease income	95	0.1%	132	0.3%	164	0.2%	218	0.4%

Total revenues	57,843	100.0%	48,165	100.0%	66,916	100.0%	51,922	100.0%
Costs and Expenses
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	10,436	18.0%	7,618	15.8%	10,741	16.1%	6,088	11.7%
Compensation and benefits	7,812	13.5%	5,955	12.4%	8,160	12.2%	4,710	9.1%
Advertising	2,744	4.8%	1,971	4.1%	2,711	4.1%	1,514	2.9%
Occupancy	1,743	3.0%	1,479	3.1%	1,980	3.0%	1,102	2.1%
Other restaurant operating costs	2,790	4.8%	2,161	4.5%	2,961	4.3%	1,722	3.3%
Selling, general and administrative	17,484	30.2%	15,862	32.9%	21,225	31.7%	20,833	40.1%
Depreciation and amortization	5,240	9.1%	4,631	9.6%	6,187	9.2%	5,798	11.2%
Loss on disposal of property and equipment	749	1.3%	114	0.2%	193	0.3%	263	0.5%

Total costs and expenses	48,998	84.7%	39,791	82.6%	54,158	80.9%	42,030	80.9%

Operating Income	8,845	15.3%	8,374	17.4%	12,758	19.1%	9,892	19.1%

Interest expense	7,589	13.1%	7,853	16.3%	10,462	15.6%	10,410	20.1%
Interest income	(65)	(0.1)%	(71)	(0.2)%	(94)	(0.1)%	(183)	(0.4)%
Loss on early retirement of debt	—	0.0%	5,138	10.7%	5,138	7.7%	—	0.0%
Other expense	34	0.1%	306	0.6%	248	0.4%	41	0.1%

Income (Loss) Before Provision (Benefit) For Income Taxes	1,287	2.2%	(4,852)	(10.1)%	(2,996)	(4.5)%	(376)	(0.7)%
Provision (benefit) for income taxes	977	1.7%	(1,136)	(2.4)%	(882)	(1.3)%	230	0.4%

Net Income (Loss)	$310	0.5%	$(3,716)	(7.7)%	$(2,114)	(3.2)%	$(606)	(1.2)%

Nine Months Ended September 30, 2013 (audited) Compared to Nine Months Ended October 1, 2012 (unaudited)

Revenues

Total Revenues. Total revenues increased by $9.6 million, or 19.9%, to $57.8 million for the nine months ended September 30, 2013 from $48.2 million for the nine months ended October 1, 2012.

Franchise Royalties. Franchise royalties increased by $1.3 million, or 5.1%, to $26.9 million for the nine months ended September 30, 2013 from $25.6 million for the nine months ended October 1, 2012 due to the increase in the number of domestic franchise stores from 1,247 at October 1, 2012 to 1,292 at September 30, 2013, and comparable store sales growth of 2.3% for domestic franchise stores, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Franchise and Development Fees. Franchise and development fees increased by $1.4 million, or 82.4%, to $3.1 million for the nine months ended September 30, 2013 from $1.7 million for the nine months ended October 1, 2012 due to recognition of franchise development fees related to our agreement to open franchise stores in the Middle East, fees earned from the addition of 16 new franchise stores during the nine months ended September 30, 2013 compared to the nine month period ended October 1, 2012 and increased successive fees.

Company-Owned Store Sales. Company-owned store sales increased by $7.1 million, or 34.3%, to $27.8 million for the nine months ended September 30, 2013 from $20.7 million for the nine months ended October 1, 2012 due to the acquisition of 14 company-owned stores and comparable store sales growth of 3.3% for company-owned stores, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Lease Income. Lease income decreased by $37,000, or 28.0%, to $95,000 for the nine months ended September 30, 2013 from $132,000 for the nine months ended October 1, 2012 due to the expiration of certain subleases.

Costs and Expenses

Total Costs and Expenses. Total costs and expenses increased by $9.2 million, or 23.1%, to $49.0 million for the nine months ended September 30, 2013 from $39.8 million for the nine months ended October 1, 2012.

Store Operating Costs. Store operating costs increased by $6.3 million, or 32.8%, to $25.5 million for the nine months ended September 30, 2013 from $19.2 million for the nine months ended October 1, 2012 due to the acquisition of 14 company-owned stores. In addition, we had increased variable costs related to a 3.3% increase in comparable store sales because as comparable store sales increase, costs related to food and labor at those stores generally increase. As a percentage of company-owned store sales, total company-owned store expenses decreased to 91.8% for the nine months ended September 30, 2013, from 92.6% for the nine months ended October 1, 2012.

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Cost of Food and Packaging. Cost of food and packaging increased by $2.8 million, or 36.8%, to $10.4 million for the nine months ended September 30, 2013 from $7.6 million for the nine months ended October 1, 2012 due to the acquisition of 14 company-owned stores and a 3.3% increase in comparable store sales, resulting in an increased demand for food and supplies at our company-owned stores.

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Compensation and Benefits. Compensation and benefits increased by $1.8 million, or 30.0%, to $7.8 million for the nine months ended September 30, 2013 from $6.0 million for the nine months ended October 1, 2012 due to increased headcount resulting from the acquisition of 14 company-owned stores and a 3.3% increase in comparable store sales, which resulted in additional hourly labor costs to support increased sales in those stores.

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Advertising. Advertising increased by $773,000, or 38.7%, to $2.7 million for the nine months ended September 30, 2013 from $2.0 million for the nine months ended October 1, 2012 due to increased marketing spending and advertising through DMA cooperatives.

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Occupancy. Occupancy increased by $264,000, or 17.6%, to $1.7 million for the nine months ended September 30, 2013 from $1.5 million for the nine months ended October 1, 2012 due to occupancy costs associated with the 14 acquired company-owned stores.

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Other Store Operating Costs. Other store operating costs increased by $629,000, or 28.6%, to $2.8 million for the nine months ended September 30, 2013 from $2.2 million for the nine months ended October 1, 2012 due to the acquisition of 14 company-owned stores and a 3.3% increase in comparable store sales.

Selling, General and Administrative. Selling, general and administrative expenses increased by $1.6 million, or 10.1%, to $17.5 million for the nine months ended September 30, 2013 from $15.9 million for the nine months ended October 1, 2012 primarily due to $0.6 million of increased expenses from valuation effects of a liability relating to certain common stock and Preferred Shares subject to put options and increased marketing expenses, including costs of producing a new television commercial, and increased corporate staffing expenses, including severance costs. As a percentage of revenues, selling, general and administrative expense declined to 30.2% for the nine months ended September 30, 2013 from 32.9% for the nine months ended October 1, 2012.

Depreciation and Amortization. Depreciation and amortization increased by $609,000, or 13.2%, to $5.2 million for the nine months ended September 30, 2013 from $4.6 million for the nine months ended October 1, 2012 primarily due to an increase in the number of company-owned stores and increased acquisitions of property and equipment for business technology projects.

Loss on Disposal or Impairment of Property and Equipment. Loss on disposal and impairment of property and equipment increased by $635,000, or 557.0%, to $749,000 for the nine months ended September 30, 2013 from $114,000 for the nine months ended October 1, 2012 due primarily to asset impairment charges of $565,000 related to the classification of assets held for sale and performance at certain of our stores in the Domestic Company Store segment.

Interest Expense. Interest expense decreased by $264,000, or 3.3%, to $7.6 million for the nine months ended September 30, 2013 from $7.9 million for the nine months ended October 1, 2012 due to a reduction in the interest rates resulting from a debt modification to our 2012 Credit Facilities in March 2013.

Interest Income. Interest income decreased by $6,000, or 8.5%, to $65,000 for the nine months ended September 30, 2013 from $71,000 for the nine months ended October 1, 2012 primarily due to lower average cash and cash equivalent balances.

Loss on Early Retirement of Debt. For the nine months ended October 1, 2012 a $5.1 million loss on early retirement of debt was incurred in connection with the 2012 Refinancing. The refinancing met the definition of a debt extinguishment for accounting purposes and resulted in a write-off of existing deferred financing costs of $3.3 million and a prepayment penalty of $1.8 million and other de minimis costs.

Other Expense. Other expense decreased by $272,000, or 88.9%, to $34,000 for the nine months ended September 30, 2013 from $306,000 for the nine months ended October 1, 2012 primarily due to reduced losses related to payments made under lease guarantee arrangements for company stores that were sold beyond the fair value of the guarantee at the date the store was sold.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes increased by $2.1 million, or 190.9%, to $977,000 for the nine months ended September 30, 2013 from a benefit of $(1.1) million for the nine months ended October 1, 2012 due primarily to an increase in pre-tax income.

Segment Results

Domestic Franchise. Total revenues for the Domestic Franchise segment increased by $1.8 million, or 6.6%, to $29.2 million for the nine months ended September 30, 2013 from $27.4 million for the nine months ended October 1, 2012 due to the net addition of forty-five domestic franchise stores and segment comparable store sales growth of 2.3%.

Operating income for the Domestic Franchise segment decreased by $87,000, or 0.9%, to $9.8 million for the nine months ended September 30, 2013 from $9.9 million for the nine months ended October 1, 2012 due to increased marketing expenses, including the cost of producing a new television commercial and increased corporate staffing expenses, partially offset by growth in revenues of $1.8 million.

Domestic Company Stores. Total revenues for the Domestic Company Stores segment increased by $7.1 million, or 34.3%, to $27.8 million for the nine months ended September 30, 2013 from $20.7 million for the nine months ended October 1, 2012 due to the acquisition of 14 company-owned stores and segment comparable store sales growth of 3.3%.

Operating income for the Domestic Company Stores segment decreased by $508,000, or 128.0%, to $(111,000) for the nine months ended September 30, 2013 from $397,000 for the nine months ended October 1, 2012 due to increased depreciation and amortization of $611,000 and an increased loss on disposal of property and equipment of $639,000 related to asset impairment charges.

International. Total revenues for the International segment increased by $788,000 to $849,000 for the nine months ended September 30, 2013 from $61,000 for the nine months ended October 1, 2012 due primarily to $750,000 in revenues from area development fees related to our expansion in the Middle East.

Operating income for the International segment increased by $680,000, to $112,000 for the nine months ended September 30, 2013 from $(568,000) for the nine months ended October 1, 2012 due to increased revenues of $788,000 and increased franchising expenses of $107,000.

Fiscal Year 2012 Compared with Fiscal Year 2011

Revenues

Total Revenues. Total revenues increased by $15.0 million, or 28.9%, to $66.9 million in 2012 from $51.9 million in 2011. This increase was primarily due to increases in franchise royalties and company-owned store sales.

Franchise Royalties. Franchise royalties increased by $1.4 million, or 4.2%, to $35.1 million in 2012 from $33.7 million in 2011 due to an increase in comparable store sales for domestic franchise stores of 2.8%, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Franchise and Development Fees. Franchise and development fees increased by $428,000, or 17.8%, to $2.8 million in 2012 from $2.4 million in 2011 due to 77 new franchise store openings, additional fees related to forfeitures of franchise fees from the termination or expiration of franchise agreements and increased successive and transfer fees.

Company-Owned Store Sales. Company-owned store sales increased by $13.2 million, or 84.6%, to $28.8 million in 2012 from $15.6 million in 2011 due to an increase in comparable store sales for company-owned stores of 5.1%, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions, and the acquisition of six company-owned stores and the opening of two company-owned stores during 2012 and the full-year impact of nineteen company-owned stores acquired in December 2011.

Lease Income. Lease income decreased by $54,000, or 24.8%, to $164,000 in 2012 from $218,000 in 2011 due to the expiration of certain subleases.

Costs and Expenses

Total Costs and Expenses. Total costs and expenses increased by $12.2 million, or 29.0%, to $54.2 million in 2012 from $42.0 million in 2011 primarily due to an $11.5 million increase in company-owned store expenses, a $392,000 increase in selling, general and administrative expenses, and a $389,000 increase in depreciation and amortization expense, partially offset by decreases in losses on the disposal of property and equipment.

Store Operating Costs. Store operating costs increased by $11.5 million, or 76.2%, to $26.6 million for the fiscal year 2012 from $15.1 million for fiscal year 2011, corresponding to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of the acquisition of 19 company-owned stores in December 2011, in conjunction with an increase in our variable costs related to food and labor associated with a 5.1% increase in comparable store sales. As a percentage of company-owned store sales, total company-owned store expenses decreased to 92.4% in 2012, from 96.8% in 2011 due primarily to improvements in store labor productivity, a slight decrease in cheese costs and the acquisition of higher volume stores into the Domestic Company Stores segment.

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Cost of Food and Packaging. Cost of food and packaging increased by $4.6 million, or 75.4%, to $10.7 million for 2012 from $6.1 million for 2011 due to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011, and increased variable costs associated with a 5.1% increase in comparable store sales, resulting in an increased demand for food and supplies at our company-owned stores.

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Compensation and Benefits. Compensation and benefits increased by $3.5 million, or 74.5%, to $8.2 million in 2012 from $4.7 million for 2011 due increased headcount resulting from our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011, and increased variable costs associated with a 5.1% increase in comparable store sales, which resulted in additional hourly labor costs to support increased sales in those stores.

■	Advertising. Advertising increased by $1.2 million, or 80.0%, to $2.7 million in 2012 from $1.5 million for 2011 due to increased marketing spending and advertising through DMA cooperatives.

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Occupancy. Occupancy increased by $878,000, or 79.8%, to $2.0 million in 2012 from $1.1 million for 2011 due to occupancy costs associated with the acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011.

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Other store operating costs. Other store operating costs increased by $1.3 million, or 76.5%, to $3.0 million in 2012 from $1.7 million in 2011 due to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of nineteen company-owned stores acquired in December 2011, and a 5.1% increase in comparable store sales.

Selling, General and Administrative. Selling, general and administrative expenses increased by $392,000, or 1.9%, to $21.2 million in 2012 from $20.8 million in 2011 primarily due to additional corporate staffing and recruitment costs to support future revenue growth.

Depreciation and Amortization. Depreciation and amortization increased by $389,000, or 6.7%, to $6.2 million in 2012 from $5.8 million in 2011 due to an increase in the number of company-owned stores.

Loss on Disposal or Impairment of Property and Equipment. Loss on disposal or impairment of property and equipment declined $70,000, or 26.6%, to $193,000 in 2012 from $263,000 in 2011 due to lower charges associated with the write-off of capitalized software costs.

Interest Expense. Interest expense did not materially change from 2011 to 2012. Although our total long-term debt increased to $125.3 million as of December 31, 2012 in connection with the 2012 Refinancing from $90.2 million as of January 2, 2012, we significantly reduced our interest rate to the greater of LIBOR or 1.3% plus an applicable margin of between 5.0% and 5.3% (as determined by a leverage ratio) from the greater of LIBOR or 2.0% plus an applicable margin of 8.0% on the first lien term loan component of the 2012 Credit Facilities to the greater of LIBOR or 1.3% plus 9.3% from a fixed 13.0% on the second lien term loan component of the 2012 Credit Facilities.

Interest Income. Interest income decreased in 2012 from 2011 primarily due to lower average cash and cash equivalent balances and lower average notes receivable balances year-over-year.

Loss on Early Retirement of Debt. Loss on early retirement of debt increased substantially in 2012 as a result of the 2012 Refinancing. The $5.1 million of loss on early retirement of debt consists of $3.3 million of unamortized deferred debt issuance costs, a prepayment penalty of $1.8 million and other de minimis costs.

Other Expense. Other expense increased $207,000 to $248,000 in 2012 from $41,000 in 2011 due primarily to losses related to payments made under lease guarantee arrangements for previously owned company stores.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes was $(882,000) in 2012 compared to $230,000 in 2011. The change from a tax provision to a tax benefit is primarily attributable to the change in pretax income.

Segment Results

Domestic Franchise. Total revenues for the Domestic Franchise segment increased by $1.9 million, or 5.3%, to $38.0 million in 2012 from $36.1 million in 2011 due to an increase in franchise royalties of $1.5 million, or 4.4%, and an increase in franchise and development fees of $455,000, or 19.3%. The increase in franchise royalties is primarily due to the opening of 77 new franchise stores in 2012 and a 2.8% increase in comparable store sales for domestic franchise stores. The increase in franchise and development fees is primarily due to the increase in successive fees of $264,000 and the opening of 10 more domestic franchise stores in 2012.

Operating income for the Domestic Franchise segment increased by $2.1 million or 17.2%, to $14.3 million in 2012 from $12.2 million in 2011 due primarily to the revenue growth of $1.9 million.

Domestic Company Stores. Total revenues for the Domestic Company Stores segment increased by $13.2 million, or 84.6%, to $28.8 million in 2012 from $15.6 million in 2011 due to a 5.1% increase in comparable store sales for company-owned stores, our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 , and the full-period impact of nineteen stores acquired in December 2011.

Operating income for the Domestic Company Store segment increased by $1.0 million to $665,000 in 2012 from a loss of $(351,000) in 2011 due to increased revenues and higher operating margins from acquired company-owned stores.

International. Total revenues for the International segment decreased by $83,000, or (44.1)%, to $105,000 in 2012 from $188,000 in 2011 due to lower royalties resulting from (11.6)% decline in comparable store sales for international franchise stores and fewer franchise fees.

Operating income for the International segment decreased by $390,000 to $(584,000) in 2012 from $(194,000) in 2011 due to higher operating expenses associated with new staff hired in 2012, lower revenues and $434,000 of additional bad debt expense in 2012.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operating activities and proceeds from the incurrence of debt, which together are sufficient to fund our operations, tax payments, interest expense, capital expenditures, fees and principal payments on our debt as well as support our growth strategy and additional expenses we expect to incur as a public company. As a public company, we may also raise additional capital through the sale of equity. As of September 30, 2013, we had negative net working capital of $6.4 million due to the low levels of accounts receivable and inventory required to operate our business. In September 2013, we entered into an agreement with our vendor of point-of-sale systems to acquire $4.5 million of software licenses which will be sold to franchise owners. Payments to our vendor will be made in five equal payments, with the final payment being due in August 2014. We record these software licenses as prepaid expenses and other current assets. As of September 30, 2013, we had not sold any of these licenses.

On October 25, 2013, we entered into our new senior secured credit facilities, consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used to repay the 2012 Credit Facilities, make a $31.5 million payment to holders of our Preferred Shares and to fund investments. As of September 30, 2013 and December 31, 2012, our weighted average interest rate on our 2012 Credit Facilities was 6.14% and 8.02%, respectively and our weighted average interest rate on our subordinated credit facilities was 10.74% and 11.34%, respectively.

As of September 30, 2013, we had cash and cash equivalents of $810,000 and $10.0 million of available borrowings under a revolving credit facility, none of which was drawn. As of September 30, 2013, we had $120.6 million of outstanding indebtedness, and after giving effect to the application of net proceeds from this offering, which will be used primarily to repay indebtedness under our new senior secured credit facilities, we would have had $         of outstanding indebtedness. We believe that our cash flows from operations, available cash and cash equivalents and available borrowings under our revolving credit facility will be sufficient to meet our liquidity needs during the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, including use of our revolving credit facility, equity financings or a combination thereof. It is not guaranteed that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, it is not guaranteed that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions or acquire additional company-owned stores, we may incur additional debt or sell additional equity to finance such acquisitions.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods presented:

	NINE MONTHS ENDED		FISCAL YEAR
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
	(dollars in thousands)
Cash flows from operating activities	$9,096	$6,245	$9,356	$11,804
Cash flows from investing activities	(5,794)	(1,510)	(5,904)	(16,062)
Cash flows from financing activities	(4,918)	(8,044)	(5,864)	(2,563)
Effect of exchange rate fluctuations on cash	(2)	1	1	2

Total cash flows	$(1,618)	$(3,308)	$(2,411)	$(6,819)

Cash Flows from Operating Activities

Our cash flows from operating activities are driven by sales both at franchise stores and company-owned stores, as well as franchise and development fees. We collect franchise royalties from our franchise owners on a weekly basis. System-wide sales of our pizzas, food and beverages are generally lowest in summer months, when family vacations and seasonal activities translate into reduced demand for Take ‘N’ Bake pizza and are highest in the fall, winter and spring corresponding to times when families tend to dine at home. Other factors that may impact our cash flows from operating activities are the cost of ingredients and personnel for our company-owned stores, unearned franchise and development fees and corporate overhead costs.

Net cash provided by operating activities was $9.1 million for the nine months ended September 30, 2013 compared to $6.2 million for the nine months ended October 1, 2012. This $2.9 million increase was due primarily to increased net income of $4.0 million and effects of changes in operating assets and liabilities of $3.3 million, offset by decreased non-cash expenses including loss on retirement of debt, of $4.5 million.

Net cash provided by operating activities was $9.4 million in fiscal year 2012 compared to $11.8 million in fiscal year 2011. This $2.4 million decrease was the result of lower net income of $(1.5) million and effects of changes in operating assets and liabilities of $6.7 million, offset by increased non-cash expenses, including loss on retirement of debt, of $5.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $5.8 million for the nine months ended September 30, 2013 compared to $1.5 million for the nine months ended October 1, 2012. The increased usage of cash for investing activities was primarily due to increased acquisitions of company-owned stores of $3.0 million and increased acquisition of property and equipment of $1.0 million related to increased software and information technology investments and company-owned store remodels in the nine months ended September 30, 2013.

Net cash used in investing activities was $5.9 million in 2012 compared to $16.1 million in 2011. This $10.2 million decrease in cash used in investing activities was primarily due to the payment in 2011 of $7.1 million of acquisition-related payments, lower investment in acquisitions of company-owned stores of $2.3 million and lower investment of property and equipment of $850,000.

Cash Flows from Financing Activities

Net cash used in financing activities was $4.9 million for the nine months ended September 30, 2013 compared to $8.0 million for the nine months ended October 1, 2012. During the nine month period ending September 30, 2013, cash used in financing activities was primarily comprised of payments on long-term debt of $660,000 and net payments on the revolving credit facility of $4.0 million. During the nine month period ending October 1, 2012, cash used in financing activities primarily consisted of payments related to the 2012 Refinancing.

Net cash used in financing activities was $5.9 million for 2012 compared to $2.6 million for 2011. During 2012, cash used in financing activities primarily consisted of payments related to the 2012 Refinancing. During 2011, cash used in financing activities primarily consisted of payments of long-term debt of $6.7 million and access to our revolving credit facility to provide net cash of $4.4 million.

New Senior Secured Credit Facilities

In October 2013, we entered into our new senior secured credit facilities, which consist of a fully drawn $167.0 million first lien term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used for the Recapitalization.

All obligations under our new senior secured credit facilities are unconditionally guaranteed by Papa Murphy’s Intermediate, Inc., one of our subsidiaries, and certain of our existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under our new senior secured credit facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

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a first-priority pledge of all of our equity interests directly held by Papa Murphy’s Intermediate, Inc. and a first-priority pledge of all of the capital stock directly held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary will be limited to 65% of the voting capital stock and 100% of the non-voting stock of any first-tier foreign subsidiary); and

■	a first-priority security interest in substantially all of our, and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Borrowings under the new senior secured credit facilities bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) base rate determined by reference to the highest of (i) the prime commercial lending rate determined by the administrative agent to the be the “prime rate” as in effect on such day, (ii) the federal funds effective rate plus 0.50% per annum and (iii) a LIBOR rate (which shall be no less than 1.00% per annum) determined for an interest period of one month, plus 1.00% per annum or (b) a LIBOR rate (which shall be no less than 1.00% per annum) determined for the specified interest period. The applicable margin for borrowings under the new senior secured credit facilities is (a) initially, 4.75% for base rate borrowings and 5.75% for LIBOR borrowings when our leverage ratio is greater than 4.25 to 1.00 and (b) 3.50% for base rate borrowings and 4.50% for LIBOR borrowings when our leverage ratio is equal to or less than 4.25 to 1.00.

Additionally, the following fees are required to be paid pursuant to the terms of the new senior secured credit facilities: (a) a commitment fee is charged on the average daily unused portion of the revolving credit commitments of 0.50% per annum, (b) a letter of credit fee is charged on the aggregate face amount of outstanding letters of credit under the new senior secured credit facilities at a per annum rate equal to the interest rate margin for LIBOR loans under the new senior secured credit facilities, (c) a fronting fee is charged on the aggregate face amount of outstanding letters of credit in an amount equal to the issuer’s prevailing market rates at the time of issuance and (d) a customary annual administration fee to the administrative agent thereunder.

We are required to make scheduled quarterly payments under the new senior secured credit facilities equal to 0.25% of the original amount of term loans thereunder, with the balance due on October 25, 2018.

The new senior secured credit facilities require us to prepay, subject to certain exceptions, the loans with 100% of the net cash proceeds of any incurrence of debt other than debt permitted under the new senior secured credit facilities, 100% of the net cash proceeds of certain equity issuances, 100% of net cash proceeds above a threshold amount for certain asset sales and other recovery events (including loss, destruction and condemnation), subject to reinvestment rights and certain other exceptions, 50% (subject to step-downs to 25% and 0% based upon specified leverage ratio levels) of our annual excess cash flow, and any proceeds from an initial public offering, including the offering hereby, in an amount not less than an amount sufficient to cause our leverage ratio to be less than or equal to 4.25 to 1.00 on a pro forma basis (or, if less, the net issuance proceeds from such initial public offering).

We may voluntarily reduce the utilized portion of the commitment amount and prepay loans under the new senior secured credit facilities at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR borrowings and subject to certain notice requirements and minimum amounts. If we are to refinance or reprice the term loans under the new senior secured credit facilities within eighteen months of the closing date thereunder through the incurrence of long term secured loan financing (including by way of amendment to the new senior secured credit facilities) that has an all in yield that is less than the all in yield applicable to the term loans immediately prior to such transaction, we will be required to pay a 1.00% prepayment premium on the term loans that are repaid or repriced.

Our new senior secured credit facilities require us to maintain certain financial ratios, including a leverage ratio (based upon the ratio of net funded indebtedness (subject to a cap on netted cash and cash equivalents) to our Credit Agreement EBITDA) and a minimum interest coverage ratio as well as cap on the overall amount of capital expenditures made during any fiscal year. Credit Agreement EBITDA is defined in our credit agreement generally as Adjusted EBITDA with further adjustments for certain restricted payments under our credit agreement, fees paid to our independent directors and reimbursement of expenses of our directors, and any shortfalls between our advertising fund expenditures and amounts we collect for our advertising fund. The financial ratios required under the new senior secured credit facilities become more restrictive over time. In the event that we fail to comply with the leverage ratio or the interest coverage ratio, we will have the option to include any cash equity contributions to us in the calculation of Credit Agreement EBITDA for the purpose of determining compliance with such covenants (a “Specified Equity Contribution”), subject to (i) there being no more than four Specified Equity Contributions since the closing date of the new senior secured credit facilities, (ii) the aggregate amount of the Specified Equity Contributions not exceeding $4.0 million and (iii) certain other conditions and limitations.

The new senior secured credit facilities contains a number of restrictive covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

■	incur additional indebtedness or other contingent obligations;

■	pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	make investments, acquisitions, loans and advances;

■	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

■	engage in transactions with our affiliates;

■	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

■	materially alter the business we conduct;

■	modify organizational documents in a manner that is materially adverse to the lenders under the new senior secured credit facilities;

■	change our fiscal year;

■	consolidate, merge, liquidate or dissolve;

■	incur liens;

■	engage in sale-leaseback transactions; and

■	make payments in respect of subordinated debt.

Our new senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the new senior secured credit facilities are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, which is not expected to be triggered by this offering.

As of September 30, 2013, we were in compliance with all of our covenants and other obligations under the 2012 Credit Facilities.

Stock Repurchase and Put Option Agreement

In December 2011, Mr. Calwell transitioned into the role of Chief Executive Officer with our prior Chief Executive Officer, John Barr, remaining as Chairman of the company. In connection with these transition activities, we repurchased certain of Mr. Barr’s restricted shares and granted him the right and option to have us repurchase all or any portion of his common stock and preferred shares. See “Executive and Director Compensation—Employment Agreements—John Barr—Stock Repurchase and Put Option Agreement.”

Contractual Obligations

As of December 31, 2012, our contractual obligations and other commitments were as follows:

	PAYMENTS DUE BY YEAR
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations	$167,974	$9,802	$19,195	$101,066	$37,910
Operating lease obligations	6,973	2,459	3,210	1,159	145

Total	$174,947	$12,261	$22,405	$102,225	$38,055

Off-Balance Sheet Arrangements

We have guaranteed certain operating lease payments for divested company store locations through the end of the initial lease period. The maximum aggregate potential liability associated with the guaranteed lease payments is $183,000.

Qualitative and Quantitative Disclosures about Market Risk

Commodity Price Risk

We are exposed to market risks from changes in commodity prices. During the normal course of the year, we enter into national pricing commitments for cheese and other food products that are affected by changes in commodity prices and, as a result, our franchise and company-owned stores are subject to volatility in food costs. We also maintain relationships with multiple suppliers for certain key products, such as cheese. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. In instances when we use fixed pricing agreements with our suppliers, these agreements cover our physical commodity needs, are not net-settled and are accounted for as normal purchases.

Interest Rate Risk

We are subject to interest rate risk on our new senior secured credit facilities. Interest rates on our new senior secured credit facilities are based on LIBOR, and under certain circumstances we may be required by our lenders to enter into interest rate swap arrangements. Specifically, if at any point prior to June 11, 2016, LIBOR for an interest period of three months equals or exceeds 1.0% for a period of 10 consecutive calendar days the company will have 30 days to enter into an interest rate swap arrangement. A hypothetical 1.0% increase or decrease in the interest rate associated with our new senior secured credit facilities would have resulted in a $         impact to interest expense for the year ended December 30, 2013.

Foreign Currency Exchange Rate Risk

Our international franchise owners use the local currency as their functional currency. Royalty payments from our franchise owners in the Middle East are generally remitted to us in U.S. dollars, and royalty payments from our Canadian franchise owners are generally remitted to us in Canadian dollars. Because our international activities do not account for a significant portion of our revenues, we believe our exposure to foreign currency risk is minimal.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our judgments and estimates including those related to revenue recognition, impairment of goodwill and intangible assets, income taxes, advertising expense and share-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex and subjective management judgments and estimates are discussed below.

Revenue recognition. Revenues consist of sales from company-owned stores, franchise royalties, franchise and development fees and lease income. Sales from company-owned stores are recognized as revenue when the products are provided to customers. We report revenues net of sales taxes collected from customers and remitted to government taxing authorities. Royalty fees are based on a percentage of sales and are recorded as revenue as the fees are earned and become receivable from the franchise owner. Lease income is recognized in the period earned, which generally coincides with the period the expense is due to the master leaseholder, if a sublease.

Consideration for franchise and development fees that are received in advance of being earned are included as unearned franchise and development fees in the consolidated balance sheets. For fees paid on an installment basis that have otherwise been earned, recognition of revenue is deferred until collectability is certain.

Franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied by us, which is typically when a new franchise store begins operations, or on the commencement date of the successive franchise agreement. Development fees for the right to develop stores in specific geographic areas are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the first franchise store begins operations in the development area. Development fees determined based on the number of stores to open in an area are deferred and recognized on a pro rata basis after individual franchise agreements are executed for the stores subject to the development agreements and the stores begin operations.

We commenced a system-wide gift card program in 2010 and recognize revenues from gift cards when the gift card is redeemed by a customer. When the likelihood of a gift card being redeemed by a customer is determined to be remote (“gift card breakage”), the value of the unredeemed gift card is recognized by us as revenue. We determine the gift card breakage rate based upon company-specific historical redemption patterns and have not recognized any breakage to date due to a lack of historical experience.

Accounts and notes receivable. Accounts receivable consist primarily of (a) amounts due from franchise owners for continuing fees that are collected weekly, (b) receivables for supply chain vendor rebates, (c) subleased retail rents and (d) other miscellaneous receivables. Accounts receivable are stated net of an allowance for doubtful accounts determined by management through an evaluation of specific accounts, considering historical losses and existing economic conditions where relevant. Notes receivable consist primarily of amounts due from the sales of company-owned stores or specific equipment in training stores. Management reviews the notes receivable on a periodic basis and evaluates the creditworthiness and financial condition of the counterparty to determine the appropriate allowance, if any.

Goodwill and other intangible assets. Goodwill arises from business combinations and represents the excess of the purchase consideration transferred over the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed. The majority of our goodwill was generated upon our acquisition of our Predecessor in May 2010, though we have also recognized goodwill upon the acquisition of stores from franchise owners. Goodwill is assigned to reporting units for purposes of impairment testing.

We consider our trade name and trademark intangible assets to be indefinite-lived intangible assets. These assets were initially recognized in May 2010 upon our acquisition of our Predecessor. Our intangible assets that are not indefinite-lived include franchise relationships and reacquired franchise rights.

Goodwill and intangible assets determined to have an indefinite life are not amortized, but are tested for impairment annually, or more often if an event occurs or circumstances change that indicate an impairment might exist. Management evaluates indefinite-lived assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over the estimated useful lives on a straight-line basis and tested for impairment together with long-lived assets.

In performing our annual goodwill impairment test, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is not “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not, we perform the two-step quantitative goodwill impairment test. Under the two-step quantitative goodwill impairment test, the fair value of the reporting unit is compared to its respective carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to determine the amount of the impairment. Both the qualitative and quantitative assessments are completed separately with respect to the goodwill of each of our reporting units. We review goodwill for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. We can bypass the qualitative assessment and move directly to the quantitative assessment for any reporting unit in any period and can elect to resume performing the qualitative assessment in any subsequent period. Management has concluded that none of its reporting units with a material amount of goodwill are at risk for failing step one of the quantitative assessment.

In performing our annual impairment test for indefinite-lived intangible assets, we first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. We do not calculate the fair value of an indefinite-lived asset and perform the quantitative test unless we determine that it is more likely than not that the asset is impaired. We review indefinite-lived intangible assets for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. We can bypass the qualitative assessment and move directly to the quantitative assessment for any indefinite-lived intangible asset in any period and can elect to resume performing the qualitative assessment in any subsequent period.

Impairment of long-lived assets. Long-lived assets are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable store sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Typically, long-lived assets relating to company-owned stores are tested for impairment at an individual store level and long-lived assets relating to franchised operations are tested for impairment at each segment level. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset group’s fair value. In determining fair value, management considers current results, trends, future prospects and other economic factors.

Income taxes. We account for income taxes using the asset and liability approach. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and the tax basis of assets and liabilities at the applicable tax rates. A valuation allowance is recorded against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The impact of uncertain tax positions would be recorded in the consolidated financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand an examination by tax authorities based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As facts and circumstances change, management reassesses these probabilities and would record any changes in the financial statements as appropriate. As of September 30, 2013, December 31, 2012 and January 2, 2012, we recognized no uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions.

Advertising and marketing costs. We expense media development costs when the advertisement is first aired. All other advertising costs, including contributions to other local and regional advertising programs are expensed when incurred. These costs are included in store operating costs or selling, general and administrative expenses based on the nature of the advertising and marketing costs incurred.

Franchise and company-owned stores in the United States contribute to an advertising fund that we manage on behalf of these stores. In addition, certain supply chain vendors contribute to the advertising fund. Under our franchise agreements and other agreements, the contributions received must be spent on marketing, creative efforts, media support, or other related purposes specified in the agreements and result in no profit recognized. The expenditures are primarily amounts paid to third parties, but may also include personnel expenses and allocated costs. In accordance with ASC Subtopic 952-605-25, contributions to the advertising fund are netted against the related expense. At each reporting date, to the extent that contributions exceed expenditures on a cumulative basis, the excess contributions to the advertising fund are accounted for as a deferred liability and are recorded in accrued expenses in the consolidated balance sheets. If expenditures exceed contributions on a cumulative basis, the excess is recorded as an expense within selling, general, and administrative expenses. Previously recognized expenses may be recovered if subsequent contributions exceed expenditures.

Share-based Compensation. Our accounting policy and estimate of fair values related to share-based compensation are as follows:

Share-based Compensation Expense. Under the 2010 Amended Management Incentive Plan, we sold restricted and unvested common stock to certain employees. Purchased restricted common stock vests with the achievement of a time vesting or a performance vesting condition. Compensation expense relating to the restricted common stock with time vesting conditions is recognized as the portion of the grant date fair value that exceeds the purchase price and is ultimately expected to vest. This expense is recognized over the requisite service period, typically the vesting period, utilizing the straight-line attribution method. No compensation expense was recognized relating to the restricted common stock with performance vesting conditions as it was not yet probable for us to meet the performance vesting conditions. In addition, we have sold unrestricted common stock and Preferred Shares to certain employees and recognized as compensation expense the portion of the fair value that exceeds the purchase price on the issue date. Total compensation costs recognized in connection with our restricted common stock, unrestricted common stock and Preferred Shares during the nine months ended September 30, 2013 and October 31, 2012 were $55,838 and $25,438, respectively. Total compensation costs recognized for 2012 and 2011 were $91,469 and $64,554, respectively.

Valuation of Common Stock and Preferred Shares. We obtained a valuation of our common stock and Preferred Shares from a third party valuation firm. The valuation of our company’s common stock and Preferred Shares was based on the principles of option-pricing theory. This approach is based on modeling the value of the various components of an entity’s capital structure as a series of call options on the proceeds expected from the sale of the entity or the liquidation of its assets at some future date. Specifically, each of the common stock and Preferred Shares is modeled as a call option on the aggregate value of our company with an exercise price equal to the liquidation preferences of the more senior securities. In estimating the fair value of the aggregate value of our company, we considered both the income approach and the market approach.

The key inputs required calculating the value of the common stock and Preferred Shares using the option-pricing model included the risk free rate, the volatility of the underlying assets, and the estimated time until a liquidation event. We applied a marketability discount to the value of common stock and Preferred Shares based on facts and circumstances at each valuation date. On July 1, 2013, we began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. As of September 30, 2013, our most recent valuation date, 50% weight was applied to an IPO scenario and the fair value of shares of our common stock, Series A Preferred Shares and Series B Preferred Shares was estimated to be $26.04 per share, $34.21 per share and $40.57 per share, respectively. For further detail, see Note 17, Share-based Compensation, in the notes to the consolidated financial statements included elsewhere in this prospectus.

Common stock and Preferred Shares Subject to Put Options. In July 2011, we entered into a stock repurchase and put option agreement with an executive officer, pursuant to which the executive officer has the right and option to have us repurchase 74,491 shares of unrestricted Series A Preferred Stock and 41,075 shares of unrestricted common stock, which the employee previously acquired at fair value, at a redemption value on December 31 of any given calendar year following December 31, 2011 (“Put Option”) after a certain condition is met. In December 2012, the Put Option became exercisable.

The redemption value is defined as the greatest of (i) the fair market value (which includes the amount of accrued dividends on the unrestricted Series A Preferred Stock) as of the repurchase date as determined by the Board,

(ii) $2,750,083.14 plus the accrued dividends on the unrestricted Series A Preferred Stock, or (iii) only in the event that the executive officer no longer serves on the Board, the value (which includes the amount of accrued dividends on the Series A Preferred Stock) determined in connection with the most recent valuation performed by us.

The Put Option was considered compensatory in nature as it was entered into in conjunction with an employment agreement modification. Because the Put Option was contained in the terms of the shares, it was determined to not be a freestanding instrument. The Put Option, with a minimum redemption value of $2,750,083 plus accrued dividends on the Series A Preferred Stock, allows the employee to avoid bearing the full risks and rewards that are normally associated with equity ownership. The combined shares and Put Option were evaluated in accordance with ASC Topic 718 and determined to be a liability-classified instrument on the date the Put Option was granted to the employee. Subsequent changes to the combined fair value of the shares and embedded Put Option are recorded as compensation expense.

We recognized related stock-based compensation expenses of $332,964 and $937,550 for the nine months ended September 30, 2013 and October 1, 2012, respectively. We recognized related stock-based compensation expenses of $1,023,375 and $1,118,971 for fiscal year 2012 and 2011, respectively.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income. We adopted ASU2013-02 effective January 1, 2013. The adoption concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which prescribes that an unrecognized tax benefit or a portion of an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar loss, or a tax credit carryforward, except in certain cases where the unrecognized tax benefit should be presented as a liability and should not be combined with deferred tax assets. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. This update should be applied prospectively to all unrecognized tax benefits that exist at the effective date, with retrospective application permitted. We do not believe that adoption of this update will have a material impact on the consolidated financial statements.

BUSINESS

Our Company

Create. Take. Bake.

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. We pioneered the concept of Take ‘N’ Bake pizza restaurant chains in 1981 and have grown our footprint to a total of 1,380 system-wide stores as of September 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is unique relative to traditional pizza restaurants. Our customers:

■	CREATE their customized pizza with fresh, high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News and in 2012, 2011 and 2010, we were rated the #1 chain pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories.

We believe our leading consumer ratings are due to the broad appeal of our concept. However, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing their family with a fresh, high-quality, home-cooked meal, without investing significant time or money. We believe that our target customer values the focus on freshness and quality that differentiates the Papa Murphy’s pizza-making process:

■	We make our dough fresh in each store, starting with flour, water and yeast;

■	We grate our cheese daily from blocks of 100% whole-milk mozzarella cheese;

■	We slice fresh, never-frozen vegetables by hand;

■	We feature specialty, premium ingredients like fresh spinach, artichoke hearts, sun-dried tomatoes and feta cheese;

■	We use only high-quality meats with no added fillers; and

■	We use no trans-fats.

Our store model is also different from many other restaurant models. Because our stores do not have pizza ovens, venting hoods, freezers or dining areas and average 1,400 square feet in size, they require a lower capital investment than traditional pizza, limited service or fast casual restaurants. We also have lower operating costs than traditional pizza, limited service or fast casual restaurants because our stores do not require the hiring of delivery drivers or wait staff. Further, the simplicity of our operations and our shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) are attractive to potential and current franchise owners and allow them to focus on making fresh, high-quality food for our customers.

As of September 30, 2013, our store base was 95% franchised, offering us strategic and financial benefits. Our franchise business model enables us to focus our company resources on menu innovation, marketing, franchise owner training and operations support and other initiatives to drive the overall success of our brand. Our franchise business model also allows us to grow our store base and brand awareness with limited corporate capital investment. As a result, our business model is designed to provide us with high operating margins, low capital expenditures, negative working capital and high operating cash flows.

As of September 30, 2013, we had 1,380 system-wide stores, consisting of 1,312 franchise and 68 company-owned stores, located in 38 states, Canada and the United Arab Emirates. We have increased our total store count at a CAGR of 5.8% from 2004 to the fiscal quarter ended September 30, 2013. We currently have a strong new store pipeline and expect our franchise owners to open between 100 and 105 stores in 2013, which represents a 27% to 33% increase in franchise store openings over the prior fiscal year. We have also experienced steady increases in our system-wide sales. From 2004 to the twelve months ended September 30, 2013, our system-wide sales increased from $385.9 million to $771.2 million, which represents a CAGR of 8.2%.

Total Stores at End of Period

System-wide Sales

We have a long-term track record of strong comparable store sales, revenue and profit growth. Our stores have generated positive comparable store sales growth in 34 out of the last 39 quarters through the fiscal quarter ended September 30, 2013, averaging approximately 4% throughout the last nine years. From fiscal year 2009 to fiscal year 2012, our total revenues increased from $54.1 million to $66.9 million, and Adjusted EBITDA increased from $16.6 million to $22.1 million, representing CAGRs of 7.3% and 10.0%, respectively. In fiscal year 2009, we had net income of $4.5 million compared to a net loss of $2.1 million in fiscal year 2012. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income (loss), see “Summary—Summary Historical Consolidated Financial and Other Data.”

Our Competitive Strengths

Fresh Made. Fresh Baked. Love at 425°.

We believe the following strengths differentiate us from competitors and build the foundation for continued revenue and profit growth.

Differentiated Concept Offering High-Quality Pizza at an Attractive Value. We believe the core values on which we were founded-Great Quality, Great Value, Great Customer Service-and the manner in which we deliver these values differentiate us from our competitors.

■

Great Quality. We have continually focused on quality over the past 32 years, and we believe customers can taste the difference in our food. Unlike some of our national pizza chain competitors, we do not use frozen dough or pre-shredded, pre-packaged or frozen cheese. Our dough is made from scratch daily, and our pizzas are made with high-quality, fresh ingredients, including: (i) 100% whole-milk block mozzarella cheese grated in-store; (ii) a variety of sauces including traditional red sauce made from California tomatoes; (iii) fresh, never-frozen vegetables that are chopped by hand daily; (iv) high-quality meat with no added fillers; and (v) specialty toppings such as fresh spinach, artichoke hearts, feta cheese, Italian salami, zucchini and sun-dried tomatoes. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We were ranked #1 in Food Quality, Freshness of Food and Taste and Flavor of Food in numerous customer surveys, including Nation’s Restaurant News in 2013, 2012 and 2011, Technomic in 2013 and NPD CREST in 2012, 2011 and 2010.

■

Great Value. We offer a high-quality pizza at a value price point. We were ranked #1 in the pizza value category by Nation’s Restaurant News in 2013, 2012 and 2011, and we were ranked the #1 limited service restaurant chain for value by Technomic in 2013. During the first nine months of 2013, our average transaction size was approximately $16, but because our pizzas serve more than one person, our average check per person was $5.39. We believe this is one of the lowest average checks per person in the restaurant industry. Additionally, the Take ‘N’ Bake experience eliminates the need for tipping and delivery fees.

■

Great Customer Service. We offer our customers a consistent and convenient experience where they are able to create their customized pizza. We train our store crews to greet each customer, to promote the latest new product offers or promotions and to assist each customer in choosing the combination of fresh made pizzas or side items that complete their meal. Our pizzas are made fresh, and our customers can follow their pizza as it is made to order right in front of them. While we do offer pizzas with suggested pre-selected toppings, many pizzas sold in our stores are customized. We provide a fast and friendly in-store experience, with an average in-store service time of approximately four minutes. We were ranked #1 among all pizza chains in Fast and Efficient Service, Cleanliness, Likelihood to Return and Overall Customer Experience by numerous customer surveys including Nation’s Restaurant News in 2013, 2012 and 2011, Technomic in 2013, NPD CREST in 2012, 2011 and 2010 and Empathica in 2013.

Top-Rated, Award-Winning Pizza Chain. We have consistently been rated consumers’ #1 pizza chain and ranked among the top restaurant chains overall in the United States in third-party consumer studies.

■	Zagat National Restaurant Chain Survey

–	#1 Rated Pizza Chain in 2012, 2011 and 2010

–	Top 5 U.S. Fast Food Chain (all fast food categories, less than 5,000 locations) in 2012 (#2 Top Service and Top Food), 2011 (#3 Top Service and Top Food) and 2010 (#4 Overall)

■	Technomic 2013 Consumer Restaurant Brand Metrics Study

–	#1 Chain Overall, among all restaurants and food categories surveyed

–	#1 Pizza/Italian Chain

■	Nation’s Restaurant News Consumer Picks Survey

–	#1 Pizza/Italian Chain in 2013, 2012 and 2011 (including the #1 ranking in 2013 and 2012 in 10 out of 11 categories such as Food Quality, Value, Service, Likely to Recommend and Likely to Return)

–	Top Overall Limited Services Restaurant Chain in 2013 (#3), 2012 (#2) and 2011 (#1)

■	NPD CREST Customer Survey

–

#1 Pizza Chain in 2012, 2011 and 2010 in (i) Taste and Flavor of Food; (ii) Quality of Food; (iii) Freshness of Food; (iv) Fast and Efficient Service; (v) Likelihood to Recommend; and (vi) Overall Customer Experience

■	Empathica 2013 Quick Service Restaurant Benchmark Study

–

#1 Pizza/Pasta Chain in (i) Overall Customer Delight; (ii) Overall Customer Satisfaction; (iii) Good Value for What Customers Paid; (iv) Customer Likelihood to Revisit; and (v) Customer Likelihood to Recommend

–	Top Carryout Pizza Chain

Loyal Customer Base. We have developed a loyal and diverse customer base that values (i) our ability to create a customized pizza; (ii) our fresh, high-quality ingredients; (iii) our fast and friendly in-store service; (iv) our bake-at-home convenience and (v) our attractive price points. We believe our leading consumer ratings and success across a national footprint can be attributed to the broad appeal of our Take ‘N’ Bake concept, which resonates with both families and single adults and attracts both female and male customers across all ages, demographics and income levels. While we believe our concept has broad appeal, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing a fresh, home-cooked meal for their family without investing significant time or money. We believe this core target customer is more loyal and more focused on quality relative to pricing and promotions. As shown in research conducted by Nation’s Restaurant News, our customers are significantly more likely to recommend Papa Murphy’s as well as more likely to return to Papa Murphy’s stores than our competitors.

2013 Likely To Recommend	2013 Likely To Return

We believe our Take ‘N’ Bake pizza business model encourages stronger emotional connections with our core target of moms and dads because we give them a fresh, high-quality solution that’s easy to create, affordable and makes their families happy. The active role of ordering and watching the pizza being built gives customers a feeling of ownership: instead of “a pizza,” it becomes “my pizza.”

Franchised Business Model Provides Platform for Growth. As of September 30, 2013, our store base was 95% franchised, allowing us to focus on brand differentiation and product innovation while our franchise owners are responsible for day-to-day management with operational guidance from us. The growth of our brand requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by franchise owners. Our annual capital expenditures as a percentage of revenues, excluding acquisitions and the installation of our point-of-sale system, have been approximately two percent during 2011 and 2012. Consequently, our business model is designed to generate significant operating cash flows and an attractive return on assets. As a franchised model, we generate a significant portion of our revenues from ongoing royalties based on a percentage of net sales at franchise stores and fees paid to us by franchise owners opening new stores and renewing expiring franchise agreements. These royalties and fees provide us with consistent and diverse cash flow with minimal direct exposure to changes in commodity and other operating costs.

We were named a Top Food Franchise by Franchise Business Review in 2013, and we have consistently received high marks in the publication’s annual franchise satisfaction surveys. We strive to be the partner of choice for both individual family owner/operators and sophisticated franchise organizations because we understand that our franchise owners ultimately drive the success of our business., our concept provides franchise owners access to financing sources, including loans guaranteed by the SBA, which we believe is a compelling factor for franchise owners choosing us as their franchisor.

Efficient Operating Model Generates Attractive Store-Level Economics. Our efficient Take ‘N’ Bake model offers franchise owners operating advantages that differentiate us from other restaurant concepts. Our stores (i) do not require ovens, freezers or other expensive cooking equipment because our customers bake their customized pizzas at home; (ii) do not offer delivery, thereby reducing operational complexity for franchise owners and their employees; (iii) maintain shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) that are attractive to franchise owners and their employees; (iv) require fewer employees on duty during each shift as compared to most other franchise restaurant concepts, thereby resulting in lower labor costs; and (v) do not require dining areas, thereby resulting in lower occupancy and operating costs. We believe our simple, low cost operations create the opportunity for higher margins and attractive returns for franchise owners. In 2011, we were named to Forbes’ list of Top Franchises for the Money, which we believe highlights the attractive investment opportunity we offer franchise owners.

As of September 30, 2013, a majority of our franchise owners owned one store, and approximately 73% owned one or two stores. We believe many of these owners operate and manage their stores themselves. For fiscal year 2012, our domestic franchise stores that had been open for at least one full year generated AWS of approximately $11,100 and generated a store-level EBITDA margin in excess of 15% after royalties and advertising but before the impact of manager/owner salary. Additionally, our stores have a low breakeven AWS, which we estimate to be less than half the system average. Our operating model requires a low initial capital expenditure on average of approximately $200,000 per store. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe the combination of our efficient operating model, low initial cash investment and attractive store economics has resulted in our ability to generate consistent new store growth from both new and existing franchise owners, as evidenced by over 500 net new store openings since 2004.

Experienced Management Team. Our strategic vision and strong culture are driven by our executive management team under the leadership of Mr. Ken Calwell, our Chief Executive Officer, and Mr. John Barr, our Chairman. Mr. Calwell is an industry veteran with more than 28 years of relevant restaurant and food experience, including roles as the Chief Marketing Officer and Chief Food Innovation Officer at Wendy’s International, Chief Marketing Officer and Executive Vice President of Research Development at Domino’s Pizza and Senior Director of Marketing at Pizza Hut. Our executive management team has over 140 years of combined operational experience at restaurant chains, franchisors and large corporations including Domino’s Pizza, Donatos, McDonald’s, Pizza Hut, Potbelly Sandwich Works, Starbucks, Wendy’s, Penske and Quaker State. Our executive management team has a deep understanding of our concept, averaging approximately seven years with our Company. Mr. Calwell and Mr. Barr have built a team with significant talent in new product development, brand marketing, franchise development and operations, which we believe positions us well for continued long-term growth.

Our Growth Strategies

Our growth strategy has three key components: (i) opening new stores in existing and new markets; (ii) increasing system-wide comparable store sales; and (iii) improving our profitability by leveraging our scale and infrastructure. We believe that the successful implementation of these three components will support our growth and profitability.

Open Stores in Existing and New Markets. As of September 30, 2013, we had 1,360 stores in the United States, and we believe there are significant development opportunities remaining in the United States and select international markets. We estimate our total store potential in the United States is approximately 4,500 stores, including approximately 2,500 new stores in our existing markets.

We believe our significant unit growth potential, attractive store economics and the simplicity of our store operations will continue to attract new franchise owners and encourage existing franchise owners to expand their current footprint. Our ability to execute against this component of our growth strategy is supported by changes made over the last two years in our new store development team, an increased development marketing budget and a redesigned store prototype. We believe these changes will enhance our ability to accelerate new store openings and further improve unit economics. We expect the majority of our expansion will result from new franchise store openings, and we also plan to strategically expand our company-owned store base in select markets. We expect our franchise owners to open between 100 and 105 stores in 2013. Our new store strategy consists of the following:

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Accelerate Growth in Existing Markets. We believe there is a significant near-term growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less-penetrated developing markets in the South and East. Historically, new stores in existing markets tend to generate higher average unit volumes as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

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Pursue Growth in New Markets. We have historically proven our ability to expand into new markets, as evidence by the success of our stores in numerous markets across the United States. As we expand our footprint into new markets, we will continue to leverage our brand awareness and well-developed store support infrastructure to enhance new store performance and increase store density in these markets. Additionally, we are in the early stages of international expansion, which we believe represents a long-term growth opportunity. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of September 30, 2013, as well as a recent 20-year master franchise agreement to open up to 100 franchise stores in the Middle East, pursuant to which we opened our first store in Dubai in August 2013.

Increase System-wide Comparable Store Sales. We intend to increase comparable store sales by attracting new customers, converting first-time customers into repeat and loyal users and increasing average transaction sizes. While the short-term benefit of increasing comparable store sales is an increase in franchise royalties and company store revenues, it also provides the significant long-term benefit of improved franchise owner profitability, which we believe will contribute to future store growth.

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Attract New Customers. We will continue to invest in our brand to further grow customer awareness, build customer loyalty and educate the marketplace on the benefits of Take ‘N’ Bake pizza. As our franchise store base continues to grow and we further penetrate our markets, we will be able to use increased marketing funds to expand our brand recognition through a combination of traditional print and television advertising and through social media.

New product development is another tool for attracting customers to our stores. The recent roll-out of our Focus 5 menu strategy is designed to broaden our customer appeal by offering a variety of high-quality products utilizing our fresh ingredients. Our Focus 5 menu strategy offers price points ranging from our FAVES line, generally marketed for $5 per pizza, to our Stuffed line of pizzas, generally marketed for $15 per pizza. Our FAVES line of pizzas consists of three simple pizza classics at attractive price points. We believe the introduction of this option has helped increase transactions and comparable store sales growth. Our recently tested Fresh Pan Pizza is a new product at a higher price point that features a fresh, thicker, buttery crust that attracts new customers who prefer a thicker pan-style crust. For a premium price, we also offer gourmet toppings not typically available at large pizza chains such as fresh spinach, artichoke hearts, sun-dried tomatoes and feta cheese. We believe this balanced approach to menu innovation attracts a broader base of customers, drives new customer trial and increases brand loyalty.

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Increase Customer Frequency. We focus on converting first-time users into repeat customers and providing loyal customers with reasons to use our brand more frequently. We believe the freshness and quality of our ingredients, our customizable menu and the opportunity for families to provide a home-cooked meal keep customers dedicated to our brand.

We believe that providing a fast and friendly in-store experience drives customer frequency. Our Take ‘N’ Bake concept allows our employees to focus on providing personal service to every customer rather than rushing customer interactions or prioritizing incoming phone delivery orders. We also recently introduced online ordering, which will provide an additional convenience to our customers. In tests in approximately 300 stores during the first nine months of 2013, our online channel resulted in increases in customer frequency and average transaction size. We are also in the early stages of testing a store remodel program, which we believe will enhance our customer experience and drive customer frequency.

In addition, in the past we have made media investments to drive repeat visits with a focus on limited time only product offers and promotions. Recent offers and promotions such as our Taco Grande Pizza and Greek Pepperoni Pizza have generated strong customer interest, which we believe resulted in increases in transactions, the average transaction size and customer frequency.

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Increase Transaction Size. Over the past year, we have focused our training and support teams on improving up-sell strategies to drive incremental revenue per transaction. Papa Murphy’s features both large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our store crews are trained to upsell customers from the large to the family size—approximately 30% more pizza for an incremental charge of approximately $2, which we believe is a great value for the customer. We also present in-store messaging of “meal deals” where a customer can purchase a pizza with either a side item and two liter beverage or two side items for a bundle discount.

We are also leveraging our new product innovation capabilities to drive higher revenue per transaction. For example, our recently tested Fresh Pan Pizza is marketed at a price above our regular menu items, demonstrating the potential for increasing our average transaction size. We believe we have other pricing opportunities for highly differentiated gourmet products already found on our menu and plan to thoughtfully test opportunities to re-position these products to better align with customer value perceptions. We are also leveraging our supplier networks to help us expand our line of sides, salads and desserts with unique and differentiated offerings.

Improve Profitability and Leverage Our Infrastructure. Through opening stores in existing and new markets and increasing system-wide comparable store sales, we believe we will increase our revenues and Adjusted EBITDA. With 1,360 stores across the United States as of September 30, 2013 and the ability to support over 500 franchise owner entities, we believe we have an established infrastructure to support future growth. Our teams located across the country provide support to our franchise owners in operations, store technology, marketing and new store development. Therefore, as we continue to grow our store base and increase sales, we believe our general and administrative expenses will increase at a lower rate than our revenues, and we will be able to realize certain benefits from economies of scale.

Our Industry

Take ‘N’ Bake pizza is a fast-growing segment of the LSR pizza category. We pioneered the concept of Take ‘N’ Bake pizza restaurant chains and are the market leader in the Take ‘N’ Bake segment with more than 20 times the number of stores of our next closest Take ‘N’ Bake competitor in the United States. In addition, we are the only national Take ‘N’ Bake LSR pizza chain.

With system-wide sales of $739 million in fiscal year 2012, we are the fifth largest pizza chain in the United States as measured by system-wide sales and total number of stores. Mintel estimates that the pizza restaurant market grew from $32 billion in 2007 to $38 billion in 2012 and will grow to $44 billion in 2017. We believe the pizza restaurant market is an attractive category due to its size and growth, as well as its fragmented competitive landscape. The top five pizza chains accounted for only 40.8% of category sales in 2012, which provides the potential to take share from smaller pizza chains and independent pizza operators.

Our Stores

Our stores are designed to highlight our high-quality pizza and to reinforce the key attributes of our brand. For example, each of our stores has a mixer used to create our fresh dough, and in our newest stores, the mixer is located in the front of the store to reinforce that our dough is made fresh in the store every day. Our stores are designed to maximize the customer’s interaction with our friendly team members. Additionally our side items are contained in a display case for the customers to see as they are waiting in the lobby.

We focus on showcasing our fresh ingredients in a way that makes ordering simple and fast. Our store features a food-forward, easy-to-use make line that facilitates interactive ordering, where store crew members create pizzas in front of the customer. Our pizzas are made fresh to order, and our customers can follow their pizza as it is made right in front of them. Our fresh ingredients are on display on our make lines so customers can see the quality of the sauce, cheese and our toppings. We then wrap our pizzas in clear cellophane instead of in a box, to let the quality show, and our store crew members hand over the pizza to the customer and explain home baking instructions. We believe the value of our pizzas is evident in its weight and the visibility of the ingredients.

Our Menu Offerings. We serve large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We offer the following options:

■	Signature pizzas: include classic combinations and some unique twists on the classics;

■	deLite pizzas: thin crust, gourmet combination offerings with 25% less fat, 35% fewer calories than our Signature pizzas;

■	Stuffed pizzas: two-layer, four-pound pizzas with meats and vegetables stuffed in two layers of dough;

■	“C.Y.O.,” or Create Your Own pizza: customer selection of original or thin crust, one of our sauces and any combination of our cheese, meat and vegetable toppings;

■	FAVES: consists of three simple pizza classics offered at attractive value price points at all of our stores; and

■	Fresh Pan Pizza: features a fresh, thicker, buttery crust offered at a higher price point and is available in test markets.

Properties

Our stores are typically located in neighborhood shopping centers, and the average store size is approximately 1,400 square feet. As of September 30, 2013, we and our franchise owners operated 1,360 stores in 38 states, 18 stores in Canada and two stores in the Middle East. Our principal executive office is located at 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662. We lease the property for this principal executive office and our 68 company-owned stores. Our franchise stores are situated on real property owned by franchise owners or leased directly by franchise owners from third-party landlords.

The map and chart below show the locations of our franchise and company-owned stores in the United States as of September 30, 2013.

	FRANCHISE STORES	COMPANY-OWNED STORES	TOTAL
Alabama	12	—	12
Alaska	11	—	11
Arizona	46	—	46
Arkansas	12	—	12
California	163	—	163
Colorado	47	22	69
Florida	17	—	17
Georgia	4	—	4
Idaho	25	4	29
Illinois	23	—	23
Indiana	45	—	45
Iowa	37	—	37
Kansas	29	9	38
Kentucky	19	—	19
Louisiana	13	—	13
Maryland	3	—	3
Michigan	8	7	15
Minnesota	80	10	90
Mississippi	1	—	1
Missouri	46	—	46
Montana	12	—	12
Nebraska	18	—	18
Nevada	21	—	21
New Mexico	12	6	18
North Carolina	15	—	15
North Dakota	11	—	11
Ohio	6	—	6
Oklahoma	21	—	21
Oregon	93	3	96
South Carolina	11	—	11
South Dakota	12	—	12
Texas	105	—	105
Tennessee	34	—	34
Utah	50	—	50
Virginia	2	—	2
Washington	137	5	142
Wisconsin	82	2	84
Wyoming	9	—	9

Total	1,292	68	1,360

Lease Arrangements. We lease the property for our company-owned stores. The typical store is located in a neighborhood-oriented shopping center. Lease terms for these stores are generally five years with one or more five-year renewal options, and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs in addition to base or fixed rent.

New Domestic Development

Growth Opportunity

We believe there is significant growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less penetrated developing markets in the South and East. Historically, new stores tend to generate higher AWS as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

The following table details our per-capita penetration levels in U.S. regions.

REGION	NUMBER OF STATES/DISTRICT OF COLUMBIA	POPULATION	STORES	STORES PER MILLION PEOPLE
Existing Markets: Core	20	98,663,241	1,002	10.2
Existing Markets: Developing	18	154,692,567	358	2.3
New Markets	13	60,558,232	0	N/A

Note: Core markets include Alaska, Arizona, California, Colorado, Iowa, Idaho, Kansas, Minnesota, Missouri, Montana, North Dakota, Nebraska, New Mexico, Nevada, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming

Source: U.S. Census Bureau, 2012 Population Estimate.

In 2011, we made significant upgrades to our new store development team and strategy in order to accelerate new store openings. We promoted a company veteran to Chief Development Officer, refocused development marketing resources toward target markets, and employed a two-pronged market approach which includes (i) backfilling existing markets to reach greater density and (ii) quickly ramping density in less penetrated markets outside of the core West and Midwest. Additionally, this new strategy is focused on recruiting and attracting new franchise owners while encouraging our existing owners to commit to building new stores. This new development strategy resulted in an increase in our franchise inquiry conversion rate, a decrease in cost per franchise sales for new stores and a record number of individual franchise sales in each of 2012 and 2013. Individual franchise sales accounted for 82.4% of our new franchise store openings in 2012, and franchise sales pursuant to Area Development Agreements described below in “—Franchise Overview—Franchise Agreements” accounted for the balance. The below chart shows our individual franchise sales since 2011.

Annual Individual Franchise Sales

Franchise Owner Development and Economics

We believe we have an attractive owner operator franchise model that has resulted in our ability to produce a strong track record of opening stores with new and existing franchise owners. Since 2004, our store base has grown by over 500 units, and as of September 30, 2013 our brand operated in over 125 DMAs. In 2012, 36 of our new stores were opened by first time franchise owners and 25 were opened by existing franchise owners, 52% of which operated three stores or less. We believe many of our first time franchise owners were initially introduced to our concept as customers and view Papa Murphy’s as an opportunity to own and operate their own business. We believe Papa Murphy’s is an attractive investment opportunity for franchise owners because of our award winning brand, simple operating model and low initial investment.

The capital expenditures required to open a Papa Murphy’s store are, on average, approximately $200,000. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe this represents an attractive opportunity for ownership in the franchised restaurant sector. Furthermore, our track record of consistent store openings and a low annual closure rate, averaging 2.5% since 2007, provides franchise owners access to financing sources including SBA-guaranteed loans, which reduces their initial cash costs of ownership and enhances their returns on invested capital. Our low closure rate is partially attributable to our low breakeven sales volume, which we estimate to be an AWS of approximately $5,300 after royalties and advertising but before the impact of manager/owner salary.

Since 2007, new stores have achieved an AWS in excess of $8,000, on average, within their first fiscal year. Store AWS tends to grow as a result of customer education on the Take ‘N’ Bake concept, brand awareness, and marketing and media efficiency from increased store density. The table below illustrates the increase in AWS that we target as we increase density in markets:

MARKET	KANSAS CITY			DALLAS/FORT WORTH			PHOENIX			OKLAHOMA CITY			AUSTIN
FISCAL YEAR	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
AWS(1)	$8,971	$10,231	$11,527	$7,546	$8,057	$8,304	$7,234	$8,075	$8,749	$9,566	$10,365	$11,442	$8,410	$8,877	$9,513
# of units	26	28	31	27	33	39	21	26	30	8	8	10	12	15	15

(1)	Includes only stores open for at least one full fiscal year.

Company-Owned Stores

Our company-owned stores represent a combination of stores opened by us and acquired from franchise owners. As of September 30, 2013, we had 68 company-owned stores. Our company-owned stores provide a base where we can test new operational procedures and train new employees and new franchise owners.

We have more than doubled our company-owned store count from November 2011 to September 30, 2012, largely through the acquisition of franchise stores. We will continue to evaluate various franchise stores as potential acquisition opportunities that allow us to generate an attractive return on invested capital. We will also continue to build new stores in markets where we are already currently operating stores.

Franchise Overview

Our franchise owners operated a total of 1,312 Papa Murphy’s stores in 38 states, Canada and the Middle East as of September 30, 2013. We set forth rigorous qualification criteria and training programs that adhere to strict operating standards for franchise owners. We work hard to ensure that every Papa Murphy’s franchise location meets the same quality and customer service benchmarks in order to preserve the consistency and reliability of the Papa Murphy’s brand.

We are dedicated to providing the tools our franchise owners need to succeed before, during and after a store opening, including assistance with site selection and development, training, operations and marketing support. Through our franchise support and development infrastructure and our rigorous screening process, we have successfully built a base of 540 franchise owners as of September 30, 2013, with an average store ownership of approximately 2.4 stores per franchise owner. As of September 30, 2013, a majority of our franchise owners owned one store, and approximately 73% owned one or two stores. We believe this highly diversified franchise owner base demonstrates the viability of our store concept across numerous types of owners and operators, limits our risk and provides an attractive base of owners with capacity to grow with our brand. We believe the strong relationships we have with our franchise system differentiate us from our competitors and provide a strong platform for growth.

Franchise Agreements. For each franchise store, we enter into a franchise agreement stipulating a standard set of terms and conditions. The initial term of a franchise agreement is 10 years with five-year renewal options. The standard initial franchise fee for our stores is $25,000. This initial fee is paid in full at the time the franchise agreement is signed. A franchise fee allows an owner to open a single store at a specific location. Franchise owners also may purchase successive franchise terms of five years at the expiration of the initial franchise agreement term, and each successive term thereafter, for $7,500 per successive term, which provides us with an ongoing income stream. Existing franchise owners purchasing a second or additional store franchise incur a reduced fee of $15,000 for each unit. If franchise owners enter into an Area Development Agreement (“ADA”) for multiple stores in a region on a set schedule, they are required to pay a development fee equal to an initial franchise fee for the first store of $25,000 plus $5,000 for each store remaining to be opened as outlined in their ADA. As additional stores open under the ADA, area developers are charged an incremental $10,000 per store.

Under the franchise agreements, franchise owners are also required to pay an ongoing royalty fee of 5% of weekly net sales in order to use our registered trademarks and to benefit from corporate franchise support. At present, franchise owners contribute 2% of weekly net sales to a national advertising and development fund.

We hold the right to terminate our arrangement with a franchise owner for a number of factors, including insolvency or bankruptcy, failure to operate his or her store according to our standards, understatement of sales, failure to pay fees, or material misrepresentations on an application for a franchise.

Franchise Owner Support

From the time the initial franchise agreement is executed, we ensure that our franchise owners begin their Papa Murphy’s career in a manner that we believe will foster success. Although Papa Murphy’s franchise owners are responsible for site selection, we provide essential guidance and assistance through the site searching and acquisition process, as well as in the design and construction phases.

Site Selection. Franchise owners are responsible for finding their own site, with guidance and approval from us. Standard specifications involve such factors as: (i) general location/neighborhood; (ii) traffic patterns; (iii) parking; (iv) size; and (v) proximity to competing businesses. Once a franchise owner completes a Site Submission Package, which should occur at least 20 days prior to the execution of a lease, our real estate managers will assess the prospective site and, if deemed appropriate, provide written approval to proceed with commencing negotiations around a lease or purchase agreement relating to the site. Throughout this negotiation process, members of our real estate team support the franchise owner.

Design and Construction. Once a site is approved, our construction project managers provide the franchise owner with construction education and design plans to ensure that the franchised location fits our standards and specifications. Once a lease is signed, we also help our franchise owners in: (i) identifying and selecting qualified contractors; (ii) submitting plans for necessary permits; (iii) reviewing bids and (iv) helping to negotiate the prices throughout construction and design. During the actual construction phase, our construction project managers also help the franchise owner in conducting pre-construction meetings and providing final punch list instructions prior to opening the store.

Training. We have a mandatory four-phase training program for new franchise owners and their managers, crafted to provide the technical and managerial skills necessary to prepare them for success. The rigorous program, which requires approximately 28 days or more of on-the-job training in an existing certified Papa Murphy’s store to be completed no less than two weeks prior to the franchise store’s opening, covers a wide variety of topics, including: (i) pizza and product preparation, customer service and sales building; (ii) human resource management; (iii) payroll and (iv) cost management. We equip and support our franchise owners with the necessary tools to represent the brand and empower each franchise owner to run successful businesses that ultimately drive operating results. In addition to the initial franchise owner training, basic manager, advanced manager, shift supervisor and ServSafe (food safety) training programs are offered numerous times throughout the year at various field locations throughout the system.

System Standards and Operations Support. We have established stringent standards for franchise operations to protect and benefit the Papa Murphy’s brand and the franchise owners. These standards are clearly and thoroughly detailed for franchise owners through our detailed Operations Manual, which is given to franchise owners in training and amended periodically. Topics covered in our Operations Manual include, among other things: (i) maintenance of uniform standards of quality, taste and food appearance and (ii) maintenance of uniform quantities, volumes and types of food offered. Further, the Operations Manual contains lists of approved suppliers, recipes, menu requirements, accounting and bookkeeping methods, advertising requirements and public relations guidelines. We periodically provide refresher training programs, seminars and regional meetings which require the attendance and satisfactory completion by franchise owners and/or their managers. To further benefit the brand and ensure the success of the franchise owners, as of September 30, 2013, we had a field team of approximately 40 talented and seasoned operations professionals to support our franchise owners. This team leads the franchise owners through operational audits called QSCs (“Quality Service Cleanliness”) and a variety of additional tools to help identify strengths and weaknesses of each store. The operations team typically performs one QSC and one or two quick visits per store annually, as well as completed Business Reviews with each owner. We utilize a variety of tools including QSCs, Customer Feedback Scores, field visits, Profit and Loss Statement Reviews and training classes to assist in the development of the franchise owners and their stores. Our Market Leaders and Market Coaches accomplish this through regular visits with owners and weekly phone contact to discuss overall business trends and operations.

Point-of-Sale System and Online Ordering. The majority of our company-owned and franchise stores use a point-of-sale system supplied by a vendor selected by us (“PMI Enterprise Solution”). The PMI Enterprise Solution is specifically designed for the restaurant industry, and we and our franchise owners use this integrated restaurant-level technology solution for inventory and labor management and cash handling, allowing us and our franchise owners to better track point-of-sales data and the efficiency of stores. We began rolling out this PMI Enterprise Solution in our stores in 2009. As of September 30, 2013, approximately 745 stores had installed the PMI Enterprise Solution, and we expect stores to continue converting to the new system. In our tests, existing stores that converted to the PMI Enterprise Solution experienced a 2.3% increase in comparable store sales growth versus a control group of existing stores that had not yet converted.

In 2013 we also began rolling out our new online ordering system to our franchise and company-owned stores in select markets. Stores that have implemented the new online ordering system have experienced an increase in transactions and average ticket value that has resulted in higher sales.

New Store Format. We recently developed an enhanced new store format for our system-wide stores with the help of a leading design firm. We leveraged our research about consumer preferences to design a contemporary store that is differentiated from other pizza chains, highlights the quality and freshness of our ingredients and clearly communicates the ability of our customers to customize their pizza. We have moved the mixer to the front of the store to highlight our fresh daily-made dough, and we have prominently presented the make line in the store to allow our customers to easily see the abundance of available fresh ingredients and watch as their pizza is being made to their specifications. Additionally, the new “Murphy’s Market” displays our various additional items for sale and provides easy access for a customer to pick up items as they approach the register. Murphy’s Market also provides a platform for further expanding our offerings of sides and desserts in the future. We believe this unique new format will increase customer loyalty and drive repeat visits by reinforcing the strengths of the Papa Murphy’s brand.

The build-out cost of the new store format is in-line with the previous store format. The first store with the new store format opened in September 2013, and we expect to continue rolling out stores with the new format in the second fiscal quarter of 2014, as well as converting existing stores starting in the third fiscal quarter of 2014.

Franchise Advisory Board and Franchise Convention. We formed a Franchise Advisory Board (“FAB”) in order to gather input and advice from our franchise owner community on key initiatives and business issues. The FAB is made up of franchise owners either elected by the Papa Murphy’s franchise owner community or appointed by us. In addition, we hold conventions or regional meetings periodically for the franchise owners that make up the Papa Murphy’s franchise system. These meetings are well attended by our franchise owners and typically include programs on sales and marketing techniques, performance specifications, advertising, training programs and committee elections. As a result of our extensive franchise owner support and training efforts, our franchise owners are among the most satisfied in the restaurant industry and experience fewer failures than their peers.

Competition

The LSR pizza industry is highly competitive. We compete against national pizza chains such as Domino’s Pizza, Little Caesars, Papa Johns and Pizza Hut as well as local and regional pizza restaurants. We also compete against smaller Take ‘N’ Bake operators such as Figaro’s Pizza, Nick-N-Willy’s Pizza and HomeMade Pizza Company, which are smaller, more regional Take ‘N’ Bake operators. Finally, we compete against retail grocers with their offerings of: frozen pizza, such as DiGiorno, Tombstone, Red Baron, California Pizza Kitchen and Totino’s Party Pizza and refrigerated Take ‘N’ Bake pizza. We generally compete on the basis of product quality and variety, location, image, service and price. We also compete on a broader scale with other limited service restaurants. Unlike most traditional pizza chains and other limited service restaurants, we are able to accept Electronic Benefit Transfer (“EBT”) payments, commonly known as food stamps because our uncooked, Take ‘N’ Bake pizzas are classified as a grocery item, which is a requirement for accepting EBT payments.

Marketing

At the DMA level, which is the designated market area in which a franchise owner may open multiple Papa Murphy’s stores, each store in our system is required to spend, at a minimum, the greater of $2,000 or 5% of net sales each month on local advertising. This generated approximately $40 million in 2012 in marketing spend across markets, which is an integral part of our brand-building effort. Our marketing messaging typically focuses on our fresh pizzas that are prepared in front of our customers using their favorite high-quality ingredients or our unique chef-designed combinations.

As of September 30, 2013 we employed a team of approximately 60 operations and marketing experts positioned across our geographic markets. This team works in conjunction with local franchise owners and a network of over a dozen local advertising agencies to create and execute broadcast and print marketing programs to support each DMA.

Target Audience. We target the dinner decision maker: parents, aged 25 to 54 with an annual household income greater than $70,000. We believe our menu options provide parents with food they are proud to serve because our pizzas are fresh and high-quality and food they enjoy serving because it is easy, convenient and because their families enjoy eating pizza. Moms in particular provide an active, social core target audience for our product, and we build brand awareness and loyalty through our strong emotional connection gained by helping moms feed their family.

Menu Strategy. We routinely update our menu offerings and product promotional messaging to drive repeat business and bring new customers into each store. For example, in 2013, we launched our FAVES product line, which includes cheese, pepperoni and sausage pizzas, generally marketed for $5. In 2013, we also began testing our new Fresh Pan Pizza, with our customer’s choice of toppings on a thicker, fluffier, buttery-flavored crust. Customer feedback on both of these products demonstrates that our menu strategy allows us to win market share from our competitors, attract a broader base of customers, drive new customer trial and increase brand loyalty.

In addition, we periodically require our franchise owners to participate in national or regional promotions. Our holiday promotions include the heart-shaped pepperoni pizza, the HeartBaker, for Valentine’s Day and the Jack-o-Lantern pizza available for Halloween.

Media. We reach our target audience through traditional and non-traditional forms of media purchased at the DMA level, including broadcast television and radio, cable television, digital media such as web, email, text, social media and local store marketing. In markets with adequate store penetration and sales volume such that the stores contributing 5% of net sales into the local advertising group can purchase advertising to support their promotions without additional investment from us or the franchise owners, the majority of the local advertising budget funds the purchase of television and radio commercials in support of promotions. As a significant local spot media purchaser, we currently air television advertising in over 50% of our stores across the United States. Our social media presence includes an active Facebook page, Twitter account and Pinterest page as well as representation on other social media sites. We also use “mommy bloggers” for promotions in targeted regional areas. In markets without broadcast funds, our promotional messages are supported by aggressive regional and local print advertising, supplemented by local store marketing and digital marketing channels.

Advertising. Consistent with our strategy of keeping the menu fresh to drive repeat and new customer visits, our television, radio, digital and social media and in-store point-of-purchase materials are developed by an in-house creative studio and external agency team and distributed to local markets for their use. We believe this consistent approach to advertising is important to build brand awareness and loyalty in all markets.

Local Store Marketing. Our local store marketing program includes field marketing teams that train franchise owners on how to implement sales-building tools, like fundraisers, school lunch programs, local charity sponsorships and sports sponsorships, among other local store marketing promotions, throughout the community. Marketing materials that support these local promotions are developed by an in-house design team for brand consistency and are available to order via a website. We believe these connections allow us to show our appreciation to our communities and are important to sustaining long-term brand growth and developing relationships that lead to loyal customers.

Advertising and Development Fund. As part of their franchise agreements, franchise owners, as well as company-owned stores, contribute 2% of weekly net sales to a national advertising and development fund, which is invested in the production of television, radio and print advertising, a national advertising agency, marketing research, marketing personnel and market-level media support. In markets where electronic media is purchased, our franchise owners form owner associations and work with field marketing on buying airtime, contracting with local agencies and voting on strategic issues such as product and pricing, media scheduling and print timing.

Suppliers and Distribution

We enter into national supply or pricing agreements with certain key third-party suppliers, including: (i) Saputo Cheese, Inc. (“Saputo”), Davisco Foods International, Inc. (“Davisco”) and Atalanta Corporation (“Atalanta”) for cheese; (ii) Pizza Blends, Inc. (“Pizza Blends”) for flour and dough mix; (iii) Atalanta, Hormel Foods Corporation (“Hormel”), Capital Wholesale Meats (d/b/a Fontanini Meats) (“Fontanini”), Kraft Foodservice, Burke Corporation, John Soules Foods, Inc. and Tyson Foods, Inc. (“Tyson”) for meat; and (iv) Neil Jones Food Company (“Neil Jones”) for tomatoes and sauce. We negotiate pricing for our franchise and company-owned stores with national pricing agreements covering a term of three months to one year. We do not receive any profits for the sale of these supplies to franchise owners. Our top 10 food providers by dollar volume include Saputo and Davisco for cheese, Pizza Blends for flour and dough mix, Hormel and Fontanini for meat, Atalanta for various toppings, Tyson for chicken, Neil Jones for sauce and toppings, Pactiv Corporation for packaging and C.H. Robinson Worldwide, Inc. for produce.

We rely on Sysco Corporation (“Sysco”) as our primary distributor of cheese, refrigerated items, meat, canned and dry goods, paper and disposables and janitorial supplies. Pursuant to our Distribution Service Agreement with Sysco (the “DSA”), we have the right to designate the brands and products we want Sysco to supply, within a specified amount as described in the DSA. Sysco delivers these supplies to each store covered by the DSA approximately one to two times each week. Our distribution relationship with Sysco has been in place since 1998 and Sysco covers approximately 1,300 locations, as of November 2013. The DSA terminated on August 30, 2007, but automatically renews until terminated by either party by written notice one year prior to the termination date as set forth in such notice. In 2010 we added a secondary distribution partner, Shamrock Foods, in Phoenix, Arizona. Shamrock Foods services 62 locations.

For our beverage products, we rely on Pepsi-Cola Advertising and Marketing, Inc. (“Pepsi”) as our exclusive provider of packaged beverage products. We have maintained a national distribution relationship with Pepsi since 2004.

Management Information/Technology Systems

The PMI Enterprise Solution point-of-sale system is specifically designed for the restaurant industry, and we use this integrated restaurant level technology solution for inventory and labor management and cash handling, allowing us to better track point-of-sales data and the efficiency of our stores. Through the PMI Enterprise Solution we are able to collect, store, utilize and disseminate data and information collected by each point-of-sale system to generate reports and records and examine or audit any store. We collect itemized reports of net sales from each store on a weekly basis. Franchise owners are required to report sales on a weekly basis and submit store-level profit and loss statements, including a year-to-date summary and a balance sheet on a monthly and annual basis. Stores that are not using the PMI Enterprise Solution yet are required to submit their net sales manually. We use these reports to analyze sales by location and generate preliminary profit and loss statements for each store.

Intellectual Property and Trademarks

We regard the Papa Murphy’s brand name and associated trademarks as valuable assets. We have a portfolio of 24 trademarks registered, and several pending trademark registrations with the United States Patent and Trademark Office. We have also secured trademark registrations for our brand name in Canada, Mexico, New Zealand and Australia, and have applied for trademark registrations in several Middle Eastern countries as well as for a community mark in the United Kingdom. All of the marks owned by us cover store-related services and/or food products.

Seasonality

We experience some effects of seasonality. We typically follow family eating patterns at home, with our strongest sales levels occurring in the months of September through May, and our lowest sales levels occurring in the months of June, July and August. These months correspond with summer vacation in the United States, and we attribute our lower sales levels to our customers more frequently going on vacation, where they typically do not have an oven readily available, to bake our pizzas. Our sales levels typically increase in the fall, with the start of school and the desire of parents to provide home-cooked meals.

Employees

As of September 30, 2013, we employed 967 persons, of whom 158 were full-time corporate-based and regional personnel and the remainder were part-time or store-level employees. Much of the corporate support staff is highly experienced and many have a tenure of greater than five years. None of our employees are represented by a labor union or covered by a collective bargaining agreement, and we believe that we have good relations with our employees.

Our franchise owners are independent business owners, so they and their employees are not included in our employee count.

Government Regulation

Federal. We are subject to varied federal regulations affecting the operation of our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing such matters as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. A significant number of our food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased our labor costs, as would future increases. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. Many of our smaller franchise owners have few enough employees that they will qualify for exemption from the mandatory requirement to provide health insurance benefits. The imposition of any requirement that we or our franchise owners provide health insurance benefits to our or their employees that are more extensive than the health insurance benefits we currently provide to our employees or that franchise owners may or may not provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act of 1990 and related federal and state statutes, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify our stores to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

The recent Patient Protection and Affordability Act of 2010 (the “PPACA”) federal legislation enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. Although the FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, the agency has delayed the release of final regulations implementing these requirements. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. The effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States, such as the recent changes in the Hazard Analysis and Critical Control Points (“HACCP”) system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have adopted legislation or implemented regulations which require restaurants to develop and implement HACCP systems. Similarly, the U.S. Congress and U.S. Food and Drug Administration (the “FDA”) continue to expand the sectors of the food industry that must adopt and implement HACCP programs. The Food Safety Modernization Act (the “FSMA”) was signed into law in January 2011 and significantly expanded the FDA’s authority over food safety, granting the FDA authority to proactively ensure the safety of the entire food system, including through new and additional hazard analysis, food safety planning, increased inspections and permitting mandatory food recalls. Although restaurants are specifically exempted from some of these new requirements and not directly implicated by other requirements, we anticipate that some of the FSMA provisions and FDA’s implementation of the new requirements may impact our industry. We cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements either required by the FSMA or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

State. We are subject to extensive and varied state and local government regulation, affecting the operation of our business, as are our franchise owners, including regulations relating to public and occupational health and safety, sanitation, fire prevention and franchise operation. Each franchise store is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, nutritional information disclosure, environmental, building and fire agencies in the jurisdiction in which the franchise is located. We require our franchise owners to operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our or our franchise owners’ inability to obtain or retain health department, or other licenses would adversely affect operations at the impacted store or stores. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store.

In addition, in order to develop and construct our stores, we need to comply with applicable zoning and land use regulations. Federal and state regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning and land use could delay or even prevent construction and increase development costs of new stores.

In addition, we are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchise owners, and a number of states require registration of the franchise disclosure document at least annually with state authorities. We are operating under exemptions from registration in several states based on our qualifications for exemption as set forth in each such state’s laws. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states. We believe that our franchise disclosure document, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

International. Our franchise stores in Canada and the Middle East are subject to national and local laws and regulations. We believe that our international franchise stores and procedures comply in all material respects with the laws of the applicable foreign jurisdiction.

Environmental. Our operations, including the selection and development of company-owned and franchise stores and any construction or improvements we or our franchise owners make at those locations, are subject to a variety of federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment and the presence, discharge, storage, handling, release and disposal of or exposure to, hazardous or toxic substances (“environmental laws”). We provide training and require compliance with applicable laws by our employees and franchise owners in use of chemicals, which are primarily used in small quantities for cleaning in our stores. Storage, discharge and disposal of hazardous substances are not a significant part of our operations. Generally our stores are located in residential neighborhoods, but sometimes might be located in areas which were previously occupied by more environmentally significant operations. Environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation and sometimes require owners or operators of contaminated property to remediate the property, regardless of fault. We are not aware of any environmental laws that will materially affect our results of operations, or result in material capital expenditures relating to our operations. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to comply with, or to satisfy claims relating to, environmental laws.

Legal Proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our members of our Board and our executive officers as of the date set forth on the cover page of this prospectus.

NAME	AGE	POSITION
Ken Calwell	51	Chief Executive Officer, President and Director
Kevin King	49	Chief Development Officer
Victoria Blackwell	46	Senior Vice President of Talent and Chief Legal Officer
Dan Harmon	48	Senior Vice President of Operations
Jayson Tipp	48	Senior Vice President of Marketing, Strategy & Technology
John Barr	66	Chairman of the Board and Company
Benjamin Hochberg	41	Director
Yoo Jin Kim	43	Director
Thomas H. Lee	69	Director
John Shafer	69	Director
Achi Yaffe	34	Director

Set forth below is a description of the business experience of the foregoing persons:

Ken Calwell has served as our President since June 2011 and as our Chief Executive Officer and a member of our Board since December 31, 2011. Mr. Calwell has extensive experience in the limited service restaurant industry. Mr. Calwell served as the Chief Marketing Officer and Chief Food Innovation Officer of Wendy’s International, Inc., a public company, from July 2008 to June 2011. Prior to that, Mr. Calwell served in various roles at Domino’s Pizza, Inc., a public company, including Chief Marketing Officer and Executive Vice President of Research and Development, from June 2001 to May 2008. Before joining Domino’s Pizza, Inc., Mr. Calwell served as the Vice President of New Product Development at Wendy’s International, Inc. from October 1998 to June 2001. Mr. Calwell also served as the Senior Director of Marketing at Frito Lay, Inc. (PepsiCo) from October 1996 to October 1998 and in roles of increasing responsibility at Pizza Hut starting as Associate Marketing Manager in September 1988 to Senior Director of Marketing in October 1996.

Kevin King has been with Papa Murphy’s since June 2005 and has served as our Chief Development Officer since September 2011. Before being promoted to his current role, Mr. King served as Senior Vice President of Operations from June 2009 to September 2011 and as Senior Vice President of Development from June 2005 to June 2009. Prior to joining Papa Murphy’s, Mr. King was with JP Morgan Chase & Co. in Columbus, Ohio from September 2003 to June 2005. From August 1990 to August 2003, Mr. King worked with Donatos Pizzeria Corporation, where his most recent title was Vice President of Franchising.

Victoria Blackwell has been with Papa Murphy’s for almost 13 years and has served as our Senior Vice President of Talent and Chief Legal Officer since November 2012. Ms. Blackwell previously served as Senior Vice President and General Counsel from February 2007 to November 2012, Vice President Legal from March 2005 to February 2007 and Associate Attorney from July 2001 to March 2005.

Dan Harmon has served as our Senior Vice President of Operations since August 2013. Mr. Harmon previously served as our Vice President, East Division from September 2012 to August 2013. Before joining Papa Murphy’s, Mr. Harmon held various roles at Potbelly Sandwich Works, LLC, including West Zone Director from September 2008 to September 2012 and Regional Director, Texas from October 2007 to September 2008. Prior to Potbelly Sandwich Works, LLC, Mr. Harmon held various roles at Blockbuster, Inc. including Regional Director of Operations for Western Canada, Director of Operations & Collections and District Manager and at McDonald’s Corporation as an Operations Manager.

Jayson Tipp has served as our Senior Vice President of Marketing, Strategy & Technology since November 2012. Mr. Tipp previously served as our Senior Vice President of Strategy from May 2012 to November 2012. Mr. Tipp joined Papa Murphy’s from Redbox Automated Retail, LLC, a division of Outerwall, Inc., a public company, where Mr. Tipp served as Vice President of CRM and Analytics from December 2010 to May 2012. Prior to Redbox Automated Retail, LLC, Mr. Tipp served as Vice President of Strategic Planning at Coinstar, Inc., also a division of Outerwall, Inc., from September 2009 to December 2010. From July 2007 to March 2009, Mr. Tipp served in various roles at Potbelly Sandwich Works, LLC including Senior Vice President of Development and Vice President of Finance.

John Barr has served as Chairman of our Board since October 2009 and as Chairman of the Company since December 2011. Mr. Barr previously served as our Chief Executive Officer from April 2005 to December 2011. Prior to joining Papa Murphy’s, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries from June 1999 to April 2004. Mr. Barr served as President, Chief Operating Officer and a Director of Quaker State Corporation from June 1995 to December 1999. Prior to joining the Quaker State Corporation, Mr. Barr spent 25 years with The Valvoline Company, a subsidiary of Ashland, Inc., where he was President and Chief Executive Officer from March 1987 to June 1995. In addition to working with above referenced companies, Mr. Barr has been a member of the Board of Directors of Penske Automotive Group, Inc., a publicly traded company, since December 2002 and a member of the Board of Directors of United Road Services Inc. since January 2013. Mr. Barr was previously a member of the Board of Directors of the following corporations: Performance Logistics Group, Inc. from March 2004 to January 2007; UST, Inc. from December 2003 to December 2008; Clean Harbors Environmental, Inc. from August 2003 to May 2009; James Hardie Industries NV from September 2003 to March 2008; and Home Base, Inc. from July 1997 to March 2002.

Benjamin Hochberg has served as a member of our Board since May 2010. Mr. Hochberg is a Partner at Lee Equity Partners, LLC. Prior to joining Lee Equity in May 2006, Mr. Hochberg was a Principal at Odyssey Investment Partners, LLC, a middle-market private equity investment firm. Prior to Odyssey, Mr. Hochberg worked at Bain Capital Partners, a global private equity investment firm, where he most recently held the position of Principal. Mr. Hochberg also serves on the board of directors of Paragon Industries, Inc., The Edelman Financial Group, Inc., Skopos Financial Group, LLC and Aimbridge Hospitality, LLC.

Yoo Jin Kim has served as a member of our Board since May 2010. Mr. Kim is a Partner at Lee Equity Partners, LLC. Prior to joining Lee Equity in 2005, Mr. Kim was with Bain Capital Partners, a global private equity investment firm, where he most recently held the position of Principal. Mr. Kim also serves on the board of directors of Paragon Industries, Inc., Cross MediaWorks, LLC, Eating Recovery Center LLC and Aimbridge Hospitality, LLC.

Thomas H. Lee has served as a member of our Board since May 2010. Mr. Lee has served as President at Lee Equity Partners, LLC since its founding in 2006. He is also President of Thomas H. Lee Capital, LLC. Prior to forming Lee Equity, Mr. Lee served as Chairman and CEO of Thomas H. Lee Partners, L.P. and its predecessors, a global private equity investment firm, which he founded in 1974. Mr. Lee currently serves on the board of directors of Warner Music Group, The Edelman Financial Group, Inc. and Aimbridge Hospitality, LLC and has served as a director of numerous other public and private corporations. Mr. Lee is a Trustee of Lincoln Center for the Performing Arts, the Museum of Modern Art, Langone NYU Medical Center and the Whitney Museum of American Art, among other civic and charitable organizations. He also serves on the Executive Committee for Harvard University’s Committee on University Resources.

John Shafer joined our Board in October 2006. Mr. Shafer was the Chief Executive Officer of Allied Domecq Retailing USA , in the former controlling shareholder of Dunkin’ Donuts, Baskin-Robbins and Togo’s Eateries, from 1999 until he retired in January 2003. Mr. Shafer also served on the Board of Directors of Mrs. Fields, Inc. from 2005 to 2008.

Achi Yaffe has served as a member of our Board since December 2011. Mr. Yaffe joined Lee Equity Partners, LLC in September 2010 and currently serves as a Principal. Prior to joining Lee Equity Partners, LLC, Mr. Yaffe worked at McKinsey & Company from October 2007 to September 2010, where he most recently held the position of Engagement Manager. Prior to joining McKinsey & Company, Mr. Yaffe was the Director of Global Financial Services Operations at eTelecare Global Solutions. Mr. Yaffe also serves on the board of directors of PDR Equity, LLC.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of between              and              directors. Contemporaneously with this offering, our Board will be composed of              directors.

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of              directors, Class II will initially consist of              directors, and Class III will initially consist of              directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . See “Description of Capital Stock—Anti-takeover Provisions.”

Our executive officers and key employees serve at the discretion of our Board.

Director Independence

Our Board has not affirmatively determined that any of our directors is an independent director under the rules of NASDAQ or that any or our directors is an independent director as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. In accordance with NASDAQ phase-in rules for newly public companies, we will have at least one director that is independent under NASDAQ rules and under Rule 10A-3(b)(1) at the time our shares are listed, two such directors within 90 days of such listing and three such directors by the first anniversary of listing.

Board Committees

Upon the consummation of this offering, our Board will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee will operate under a charter approved by our Board. Each committee will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter and composition of each committee will be effective upon the consummation of this offering. The charter of each committee will be available on our website.

Audit Committee

The primary purposes of our audit committee are to assist the Board’s oversight of:

■	the integrity of our financial statements;

■	our internal financial reporting and compliance with our disclosure controls and procedures;

■	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

■	our independent registered public accounting firm’s annual audit of our financial statements and any engagement to provide other services;

■	the performance of our internal audit function;

■	our legal and regulatory compliance; and

■	the application of our codes of business conduct and ethics as established by management and the Board.

Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of             ,              and             .              will serve as chair of the audit committee.              qualifies as an “audit committee financial expert” as such term has been defined by the Securities and Exchange Commission in Item 407(d)(5) of Regulation S-K. Our Board has affirmatively determined that              meets the definition of an “independent director” for the purposes of serving on the audit committee under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Compensation Committee

The primary purposes of our compensation committee are to:

■	assist the Board in discharging its responsibilities regarding compensation of our executive officers;

■

review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluate our Chief Executive Officer’s performance in light of those goals and objectives;

■	review and determine the compensation of our Chief Executive Officer and other executive officers;

■	make recommendations to the Board with respect to our incentive and equity-based compensation plans;

■	provide oversight of our compensation policies, plans and benefit programs including reviewing and administering all compensation and employee benefit plans, policies and programs; and

■	produce, approve and recommend to the Board for approval reports on compensation matters required to be included in our annual proxy statement or annual report.

Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of             ,              and             .              will serve as chair of the compensation committee. Our Board has affirmatively determined that each member of our compensation committee meets the definition of an “independent director” for the purposes of serving on the compensation committee under applicable NASDAQ rules, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and we intend to comply with these independence requirements for all members of the compensation committee within the time periods specified under all such rules. The compensation committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to:

■	recommend to the Board for approval the qualifications, qualities, skills and expertise required for board of directors membership;

■

identify potential members of the Board consistent with the criteria approved by our Board and select and recommend to the Board the director nominees for election at the next annual meeting of stockholders or to otherwise fill vacancies;

■	evaluate and make recommendations regarding the structure, membership and governance of the committees of the Board;

■	develop and make recommendations to the Board with regard to our corporate governance policies and principles; and

■	oversee the annual review of the Board’s performance.

Upon the consummation of this offering, and prior to the listing of our common stock, we will establish a nominating and governance committee comprised of             ,              and             .              will serve as chair of the compensation committee. Our Board has affirmatively determined that meets the definition of an “independent director” for the purposes of serving on the nominating and governance committee under applicable NASDAQ rules, and we intend to comply with these independence requirements for all members of the nominating and governance committee within the time periods specified under such rules. The nominating and governance committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Code of Business Conduct and Ethics Policy

We have adopted a written code of business ethics and conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on our website. Any amendments to our code of conduct, or any waivers of its requirements for which disclosure is required, will be disclosed on our website promptly following the date of such amendment.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL.

Our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

We have customary directors’ and officers’ indemnity insurance in place for our directors and executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION

The following contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Forward-Looking Statements.” Actual compensation programs that we adopt may differ from the programs summarized in this discussion.

Overview

For 2012, our named executive officers (“NEOs”) were:

■	Ken Calwell, our Chief Executive Officer, President and Director;

■	Janet Pirus, our former Chief Financial Officer, Senior Vice President of Finance and Treasurer; and

■	John Barr, our Chairman.

Summary Compensation Table

The following table sets forth certain information for the year ended December 31, 2012 concerning the total compensation awarded to, earned by or paid to our NEOs.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)(a)	ALL OTHER COMPENSATION ($)(b)	TOTAL ($)
Ken Calwell	2012
Chief Executive Officer, President and Director
Janet Pirus	2012
Former Chief Financial Officer, Senior Vice President, Finance and Treasurer
John Barr	2012
Chairman

Outstanding Equity Awards Table

The following table sets forth certain information about outstanding equity awards held by our NEOs as of December 31, 2012.

STOCK AWARDS
NAME	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Ken Calwell
Janet Pirus
John Barr

Employment Agreements

We have entered into employment agreements with each of Ken Calwell, our Chief Executive Officer, John Barr, our Chairman, Jayson Tipp, our Senior Vice President of Marketing, Strategy and Technology, Kevin King, our Chief Development Officer and Victoria Blackwell, our Senior Vice President of Talent and Chief Legal Officer. We also had an employment agreement with Janet Pirus, our former Chief Financial Officer, who resigned in November 2013.

Pursuant to the terms of their respective employment agreements, these executive officers receive a specified annual base salary, are eligible to receive an annual bonus and are entitled to participate in a benefits plan. Our Board approved these agreements.

Ken Calwell

Pursuant to the terms of his employment agreement, dated May 25, 2011, Mr. Calwell, our Chief Executive Officer, is entitled to an annual base salary of $465,000, which is reviewed and may be increased by the Board on an annual basis, and is eligible for an annual bonus of up to 60% of his base salary. In 2012, Mr. Calwell’s annual bonus was based on certain financial and operating metrics, including, but not limited to, targets with respect to (i) EBITDA (ii) store openings, (iii) new store AWS and number of weeks and (iv) comparable store sales growth. Mr. Calwell, his spouse and eligible children are also eligible to participate in any benefit plans that are generally made available to our other senior executives. Mr. Calwell is also entitled to receive certain relocation and moving expenses pursuant to the terms of his employment agreement. He may terminate his employment agreement at any time on 60 days prior written notice to us for any reason or on 30 days prior written notice to us for good reason. We may terminate Mr. Calwell’s employment at any time without cause, immediately upon Mr. Calwell’s breach of the non-competition, non-solicitation, confidentiality or proprietary rights provisions in his employment agreement or upon 10 days prior written notice in the event of his permanent disability unless he is able to resume his normal and customary duties prior to the expiration of such notice period. If Mr. Calwell is terminated due to permanent disability or death, he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination, (ii) a pro rata portion of his annual bonus, if any, for the applicable period of the year for which he was employed, (iii) any unpaid annual bonus in respect of any prior calendar year, (iv) any then unreimbursed business expenses and (iv) any accrued an unused vacation pay or other benefits he may be owed. If Mr. Calwell is terminated without cause or he terminates his employment for good reason, he is entitled to (i) an amount equal to his base salary in effect on the date of his termination and an amount equal to his annual bonus for the prior calendar year, (ii) a lump sum amount equal to his annual bonus for the year in which he is terminated based on actual performance, pro-rated for the date of termination, (iii) at his election and expense, use of all health and medical insurance policies for 12 months following termination, (iv) the automatic vesting of his shares of time vesting restricted stock that would have vested within 18 months and (v) any unpaid annual bonus in respect of the prior calendar year, any unreimbursed business expenses and any accrued and unused vacation pay or other benefits owed. If Mr. Calwell is terminated for cause, terminates his employment without good reason or by nonrenewal of his agreement, he is only entitled to his base salary through his termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. Calwell’s employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for 2 years thereafter, as well as confidentiality and proprietary rights provisions. Mr. Calwell’s employment agreement has an initial term of three years, expiring on June 6, 2014, and shall be automatically extended for an additional 12 months thereafter, unless written notice is giving by Mr. Calwell or by us.

John Barr

Employment Agreement. Pursuant to the terms of his employment agreement, dated July 29, 2011, Mr. Barr received a base salary of $300,000 in 2012, a base salary of $250,000 in 2013 and shall receive a base salary of $200,000 in any subsequent calendar year. Mr. Barr was eligible to receive an annual bonus of 30% of his base salary in 2012 and 2013 based on certain agreed upon targets between Mr. Barr and the Board with respect to our financial performance. Mr. Barr was further entitled to receive a guaranteed retention bonus of $368,000 payable in 2012 and $393,000 payable in 2013 as well as an annual $25,000 winter travel reimbursement. He and his spouse and eligible children may participate in any benefit plans generally made available to our other senior executives. Mr. Barr may terminate his employment agreement at any time, for any reason on 180 days prior written notice to us or for good reason on 90 days prior written notice to us. We may terminate Mr. Barr’s employment at any time without cause, immediately upon the breach of his non-competition, non-solicitation, confidentiality or proprietary rights provisions in the employment agreement or in the event of his permanent disability. If Mr. Barr is terminated due to permanent disability or death he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination, (ii) his base salary through the first anniversary of such date of termination payable in accordance with the Company’s payroll policies, (iii) the sum of (a) a pro rata portion of his annual bonus, if any, for the applicable period of the calendar year for which he was employed (which portion shall be reasonably determined by the Board at the end of the year in which termination occurs in accordance with the Board’s bonus determination policies then in place) plus (b) his annual bonus, if any, for the period from the date of termination of employment through the first anniversary of such date of termination (which annual bonus shall be reasonably determined by the Board in accordance with the Board’s bonus determination policies then in place) and (iv) the remaining portion of his unpaid guaranteed retention bonus payable in a lump sum on the 60th day following the termination of his employment. If Mr. Barr is terminated for cause or terminates his employment without good reason, he is only entitled to base salary through his termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. Barr’s employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for 2 years thereafter, as well as confidentiality and proprietary rights provisions. Mr. Barr’s employment agreement expires on December 31, 2013 and may be extended upon mutual agreement of Mr. Barr and us.

Stock Repurchase and Put Option Agreement. In July 2011, we entered into a Stock Repurchase and Put Option Agreement with John Barr, pursuant to which we repurchased 64,348 unvested timed vesting shares and 41,826 unvested performance vesting shares, for a total of 106,174 shares at a purchase price of $0.94 per share for an aggregate purchase price of $99,804. Pursuant to the terms of this agreement, Mr. Barr has the right and option on December 31 of any given calendar year following December 31, 2011 to have us repurchase all or any portion of his 41,075 shares of his unrestricted common stock and 74,491 shares of his participating preferred stock. The purchase price of these shares shall be the greatest of (i) the fair market value (which includes the amount of accrued dividends on the shares of preferred stock) as of the repurchase date as determined by the Board, (ii) $2,750,083 plus the accrued dividends on the shares of preferred stock as of the repurchase date or (iii) only in the event that Mr. Barr no longer serves on the Board, the value (which includes the amount of accrued dividends on the shares of preferred stock) determined in connection with the most recent valuation performed by us.

Janet Pirus

Pursuant to the terms of her employment agreement, effective May 4, 2010, Ms. Pirus, our former Chief Financial Officer, received an annual salary of $240,000 per year and was eligible to receive an annual bonus of up to 40% of her base salary. Ms. Pirus entered into a separation agreement with us on June 5, 2013. Ms. Pirus resigned from her position effective November 7, 2013. Pursuant to the terms of the separation agreement, Ms. Pirus is entitled to receive her base salary through December 31, 2014, a pro rata portion of her annual bonus to be reasonably determined by the Board, up to $50,000 related to the sale of her home if certain qualifications are met, up to $6,000 for certain outplacement services, career counseling, resume review and assistance on her behalf, any accrued and unpaid vacation pay or other benefits owed through December 31, 2014. Ms. Pirus remains subject to the non-competition, non-solicitation, confidentiality and proprietary rights provisions set forth in her employment agreement until November 7, 2014. We repurchased 11,667 shares of Ms. Pirus’s performance vesting restricted stock, which had not yet vested, at the per share purchase price of $0.4359 per share and 9,333 time vesting common stock, which had not yet vested, at the per share purchase price of $0.4359 per share. We also repurchased 14,000 shares of Ms. Pirus’s time vesting common stock, which had vested, at the per share purchase price of $26.04.

Potential Payments Upon Termination of Employment or Corporate Transactions/Change of Control

None of our NEOs is entitled to receive payments or other benefits upon termination of employment or a change in control, except as provided in the “Employment Agreements” section above.

Director Compensation

Our directors who are employed by Lee Equity or any of its affiliates do not receive any compensation. Directors nominated by Lee Equity pursuant to the Stockholders Agreement (as defined below) did not receive any compensation for their service as directors, except as limited to expense reimbursement.

We paid compensation to Mr. Shafer, for his service as our independent director, which consisted of a $20,000 annual fee and a total of $1,500 in participations fees for attending Board meetings, for the year ended December 31, 2012.

2014 Equity Incentive Plan

We anticipate that at the time of, or shortly after, completion of this offering, we will make changes to certain of our compensation arrangements, including those covering our NEOs and members of our Board. We expect to adopt a 2014 Equity Incentive Plan (the “2014 Plan”). The following is a summary of certain features of the 2014 Plan.

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2014 Plan will be                 . Any shares of common stock delivered under the 2014 Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change or any other change affecting common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2014 Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2014 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to the Company will become available for future awards under the 2014 Plan. In addition, shares that are withheld or separately surrendered in payment of the exercise or purchase price or taxes relating to such an award or are not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will become available for future awards under the 2014 Plan. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve.

Administration

The 2014 Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the 2014 Plan, the Compensation Committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2014 Plan and adopt rules for the administration, interpretation and application of the 2014 Plan.

Eligibility

Awards under the 2014 Plan may be granted to any employees, directors, consultants or other personal service providers of the Company or its subsidiaries.

Stock Options

Stock options granted under the 2014 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option. The Compensation Committee will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of an option will be 10 years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash, (ii) in shares of common stock, (iii) through an open-market broker-assisted transaction, (iv) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (v) by combination of any of the above methods or (vi) by such other method approved by the Compensation Committee and must pay any required tax withholding amounts. All options generally are nontransferable. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to stock options.

Stock Appreciation Rights

A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of a stock appreciation right will be 10 years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to Stock Appreciation Rights.

Restricted Stock Awards

A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Compensation Committee, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of a stockholder of the Company, other than the right to receive dividends, during the restricted period. Any dividends with respect to a restricted stock award that is subject to performance-based vesting will be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

Restricted Stock Units

An award of restricted stock units, or “RSUs”, provides the participant the right to receive a payment based on the value of a share of common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. RSUs may vest based solely on the continued service of the participant for a specified time period. In addition, RSUs may be denominated as performance share units, or “PSUs”, which will vest in whole or in part based on the attainment of specified performance goals established by the Compensation Committee. The vesting of RSUs may be accelerated in certain circumstances, as determined by the Compensation Committee. An RSU award will become payable to a participant at the time or times determined by the Compensation Committee and set forth in the award agreement, which may be upon or following the vesting of the award. Restricted stock unit awards are payable in cash or in shares of common stock or in a combination of both. RSUs may be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be subject to vesting conditions that apply to the underlying RSUs.

Stock Awards

A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the Compensation Committee. The Compensation Committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a shareholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Cash Performance Awards

A performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $        .

Performance Criteria

For purposes of cash performance awards, as well as for any other awards under the 2014 Plan intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the performance criteria will be one or any combination of the following, for the Company or any identified Subsidiary or business unit, as determined by the Compensation Committee at the time of the award: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) adjusted earnings before interest expense, taxes, depreciation and amortization (“EBITDA”); (vi) pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) working capital; (xiv) ratio of debt to stockholders’ equity; (xv) revenue; (xvi) free cash flow (generally defined as adjusted EBITDA, less cash taxes, cash interest and net capital expenditures); and (xvii) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the Compensation Committee at the time of grant of the award including, without limitation, GAAP. The performance criteria may be applied on an absolute basis or relative to an identified index, peer group, or one or more competitors or other companies (including particular business segments or divisions of such companies), or may be applied after adjustment for non-controllable industry performance (such as industry attendance), as specified by the Compensation Committee.

At the time that an award is granted, the Compensation Committee may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes.

Further, the Compensation Committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award. Following the conclusion of the performance period, the Compensation Committee shall certify in writing whether the applicable performance goals have been achieved.

Award Limitations

For purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards, performance-based RSUs and performance-based stock awards granted to any participant other than a non-employee director during any calendar year will be limited to              shares of common stock for each such award type individually.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to              shares of common stock for all such award types in the aggregate.

Effect of Change in Control

Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the Compensation Committee is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (excluding the consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of the Company’s outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (A) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Compensation Committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (B) cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the Compensation Committee.

Forfeiture

The Compensation Committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for “cause” (as defined in the 2014 Plan), violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company. Unless otherwise provided by the Compensation Committee and set forth in an award agreement, if (i) a participant’s service is terminated for “cause” or (ii) after termination of service for any other reason, the Compensation Committee determines in its discretion either that, (A) during the participant’s period of service, the participant engaged in an act which would have warranted termination from service for “cause” or (B) after termination, the participant engaged in conduct that violates any continuing obligation or duty of the participant in respect of the Company or any of its subsidiaries, such participant’s rights, payments and benefits with respect to such award may be subject to cancellation, forfeiture and/or recoupment.

Right of Recapture

If a participant receives compensation pursuant to an award based on financial statements that are subsequently required to be restated in a way that would decrease the value of such compensation, the participant will, upon the written request of the Company, forfeit and repay to the Company the difference between what the participant received and what the participant should have received based on the accounting restatement, in accordance with (i) the Company’s compensation recovery, “clawback” or similar policy, as may be in effect from time to time and (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax Withholding

Participants in the 2014 Plan are responsible for the payment of any taxes or similar charges required by law to be paid or withheld from an award or an amount paid in satisfaction of an award.

Deferrals of Payment

The Compensation Committee may in its discretion permit participants in the 2014 Plan to defer the receipt of payment of cash or delivery of shares of common stock that would otherwise be due by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an award; provided, however, that such discretion shall not apply in the case of a stock option or stock appreciation right.

Term, Amendment and Termination

The term of the 2014 Plan is 10 years from the date it was approved by the Board of Directors. The Board of Directors may amend, modify, suspend or terminate the 2014 Plan at any time. However, no termination or amendment of the 2014 Plan will materially adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award. The Board of Directors may seek the approval of any amendment by the Company’s shareholders to the extent it deems necessary or advisable for purposes of compliance with Section 162(m) or Section 422 of the Internal Revenue Code, the listing requirements of the New York Stock Exchange, or for any other purpose.

Anticipated Awards under the 2014 Plan

We anticipate that we will make the following grants under the 2014 Plan to our Named Executive Officers:

NAME	AWARD

Awards in Connection with this Offering

Certain employees of the Company, including our Named Executive Officers, will receive equity grants in connection with this offering. With respect to our Named Executive Officers, these grants will consist of .

NAME	AWARD

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Recapitalization

In October 2013, we entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used to repay the outstanding borrowings under the 2012 Credit Facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments.

Reorganization

Prior to the completion of this offering, we intend to effect certain Reorganization Transactions consisting of (i) the exchange of all of our outstanding Preferred Shares for              shares of common stock, (ii) a              for 1 reverse stock split for our common stock and (iii) the amendment and restatement of our certificate of incorporation.

Registration Rights Agreement

Upon the completion of this offering and in connection with the Reorganization Transactions, we intend to enter into a registration rights agreement consistent with the registration rights provisions contained in our existing stockholders’ agreements, with certain of our stockholders party to our existing stockholders’ agreement, providing for customary registration rights, including demand and short-form registration rights for Lee Equity and piggyback registration rights for such stockholders party to our existing stockholders’ agreement, in each case of the common stock they will receive as a result of the Reorganization Transactions. We shall not be obligated to effect more than 10 demand registrations, more than one demand registration during any four-month period or any demand registration unless the aggregate gross proceeds expected to be received from the sale of securities are at least $10 million in any offering.

Agreements Related to the Acquisition by Lee Equity

Stockholder’s Agreement

In connection with the Lee Equity Acquisition, we entered into a stockholders’ agreement with an affiliate of Lee Equity and the additional stockholders named therein, which was amended and restated on June 11, 2012. Under the terms of the Stockholders Agreement, Lee Equity has the right to designate three directors to the Board. The stockholders agreement also provides that then current Chief Executive Officer will serve as a director and that an independent director approved by both Lee Equity and the then current Chief Executive Officer shall serve on the Board. The Stockholders Agreement will automatically terminate in connection with this offering, except for certain provisions which explicitly survive pursuant to the terms of our existing stockholders’ agreement, including the registration rights provisions described above in “—Registration Rights Agreement.”

Advisory Services and Monitoring Agreement

In May 2010 we entered into an advisory services and monitoring agreement with Lee Equity in connection with our acquisition by them, whereby we agreed to pay Lee Equity a fee for advisory and monitoring services. Monitoring and advisory services include, but are not limited to, financial, managerial and operation advice in connection with day-to-day operations, such as the development and implementation of strategies for improving our operating, marketing and financial performance, as well as such other services that we agree on (such as those relating to consulting services, human resources and executive recruitment services). Under the agreement we pay an annual fee of $500,000, payable in $125,000 installments quarterly, during the term of the agreement which is set to expire on December 31, 2020. Pursuant to this agreement, we also paid Lee Equity a transaction fee of $2.1 million on the closing date of the Lee Equity Acquisition, an additional transaction fee of $1.3 million in June 2012 for financial advice in connection with the 2012 Refinancing, and a transaction fee of $1.8 million in connection with the Recapitalization. We intend to terminate the advisory services and monitoring agreement upon consummation of this offering and pay Lee Equity a $1.5 million termination fee with the proceeds of this offering. See “Use of Proceeds.”

Employee Loans

On June 7, 2011 we made a loan to Ken Calwell, our current President and Chief Executive Officer, for approximately $548,000, bearing interest at any annual rate of 0.55% pursuant to a promissory note dated May 25, 2011, which was subsequently amended in June 2011 to pay for the purchase of our common stock by Mr. Calwell. In June 2012, this note was replaced with a promissory note for the same amount and interest rate and mature on the earlier of 30 days prior to the filing of an S-1 with the SEC or June 2014.

In 2012, we made an aggregate of approximately $208,000 of loans to Jayson Tipp, our Senior Vice President of Strategy, pursuant to three promissory notes. The notes for $40,000, $50,000, $86,000 and $32,000 bear interest at rates of 0.88%, 0.88%, 0.24% and 0.88%, respectively, and mature on the earlier of 30 days prior to the filing of an S-1 with the SEC or November 2017, September 2017, November 2015 and September 2017, respectively.

All of these loans were issued by Papa Murphy’s International LLC, and all were repaid on                     , 2014.

Stock Repurchase and Put Option

In July 2011, we entered into a Stock Repurchase and Put Option Agreement with John Barr. See “Executive and Director Compensation—Employment Agreements—John Barr—Stock Repurchase and Put Option Agreement.”

Dividends

On June 12, 2012, we made a $36.1 million payment to holders of our Series A Preferred Stock (including Series A Preferred Stock subject to put options). In connection with this offering, all of our Series A Preferred Stock and Series B Preferred Stock will be exchanged for shares of common stock. See “Summary—Reorganization Transactions.” In October 2013, we made a $31.5 million payment to holders of our Preferred Shares from the proceeds of the new senior secured credit facilities. See “Summary—Recapitalization.”

Board Compensation

Upon the consummation of this offering, directors who are our employees or employees of our subsidiaries will receive no compensation for their service as members of our Board. Our other directors will receive compensation for their service as members of our Board as described in “Executive and Director Compensation—Director Compensation.”

Employment Agreements

We have entered into an employment agreement with each of our NEOs as well as other executive officers. See “Executive and Director Compensation—Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors. These agreements, among other things, will require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. Our compliance director will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

■	the nature of the related person’s interest in the transaction;

■	the availability of other sources of comparable products or services;

■	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

■	the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information as of September 30, 2013 regarding the beneficial ownership of our common stock (1) immediately following the Reorganization Transactions and the Recapitalization but prior to this offering and (2) as adjusted to give effect to the Reorganization Transactions, the Recapitalization and this offering by:

■	each person or group who is known by us to own beneficially more than 5% of our common stock;

■	each member of our Board and each of our named executive officers;

■	all members of our Board and our executive officers as a group; and

■	each selling stockholder.

For further information regarding material transactions between us and certain of our selling stockholders, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 1,946,337 shares of common stock outstanding as of September 30, 2013 and              shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or              shares of common stock, assuming full exercise of the option to purchase additional shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED BEFORE THIS OFFERING		SHARES OFFERED		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING (ASSUMING NO EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES)		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING ASSUMING FULL EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES
5% stockholders:
Lee Equity (1)	1,045,385	53.7%
Thrivent White Rose Fund (2).	222,243	11.4%
Leonard Blavatnik Trusts (3)	149,340	7.7%
Named executive officers and directors:
Ken Calwell	120,438	6.2%
Janet Pirus	40,435	2.1%
John D. Barr	79,683	4.1%
John D. Shafer, Jr.	6,477	*
Thomas H. Lee	—	—
Yoo Jin Kim (4)	2,633	*
Benjamin Hochberg	—	—
Achi Yaffe	—	—
All directors and executive officers as a group (12 persons)	331,583	17.0%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Represents shares held by LEP Papa Murphy’s Holdings, LLC, (“LEP Papa Murphy’s”) an affiliate of Lee Equity. Lee Equity Partners, LLC is the sole manager of LEP Papa Murphy’s and exercises voting and investment power over shares held by LEP Papa Murphy’s and may be deemed to have beneficial ownership of these shares. The principal business address of Lee Equity is 650 Madison Avenue, 21st Floor, New York, NY 10022.

(2)	Represents shares held by Thrivent White Rose Fund III Equity Direct, L.P. The principal business address of Thrivent White Rose Fund is 625 Fourth Ave. S., Minneapolis, MN 55415-1665.
(3)

Represents 74,670 shares held by Leonard Blavatnik 1998 Family Trust and 74,670 shares held by Leonard Blavatnik 1999 Children’s Trust. The principal business address of the Leonard Blavatnik Trusts is 730 Fifth Avenue, 20th Floor, New York, New York, 10019.

(4)	Represents shares held by MLPF&S Custodian for the benefit of Yoo Jin Kim IRRA.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facility

In October 2013, we and certain of our subsidiaries entered into a senior secured credit facility (as amended through the date hereof, the “Credit Facility”), which includes (a) $167.0 million in senior secured term loans which were fully drawn on the closing date for the Credit Facility and (b) $10.0 million in the form of a revolving credit facility, which includes a $2.5 million letter of credit subfacility.

Interest Rates and Fees

Borrowings under the Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) base rate determined by reference to the highest of (i) the prime commercial lending rate determined by the administrative agent to the be the “prime rate” as in effect on such day, (ii) the federal funds effective rate plus 0.50% per annum and (iii) a LIBOR rate (which shall be no less than 1.00% per annum) determined for an interest period of one month, plus 1.00% per annum or (b) a LIBOR rate (which shall be no less than 1.00% per annum) determined for the specified interest period. The applicable margin for borrowings under the Credit Facility is (a) initially, 4.75% for base rate borrowings and 5.75% for LIBOR borrowings when our leverage ratio is greater than 4.25 to 1.00 and (b) 3.50% for base rate borrowings and 4.50% for LIBOR borrowings when our leverage ratio is equal to or less than 4.25 to 1.00.

Additionally, the following fees are required to be paid pursuant to the terms of the Credit Facility: (a) a commitment fee is charged on the average daily unused portion of the revolving credit commitments of 0.50% per annum, (b) a letter of credit fee is charged on the aggregate face amount of outstanding letters of credit under the Credit Facility at a per annum rate equal to the interest rate margin for LIBOR loans under the Credit Facility, (c) a fronting fee is charged on the aggregate face amount of outstanding letters of credit in an amount equal to the issuer’s prevailing market rates at the time of issuance and (d) a customary annual administration fee to the administrative agent thereunder.

Mandatory Prepayments

The Credit Facility requires us to prepay, subject to certain exceptions, the loans with:

■	100% of the net cash proceeds of any incurrence of debt other than debt permitted under the Credit Facility.

■	100% of the net cash proceeds of certain equity issuances.

■

100% of net cash proceeds above a threshold amount for certain asset sales and other recovery events (including loss, destruction and condemnation), subject to reinvestment rights and certain other exceptions.

■	50% (subject to step-downs to 25% and 0% based upon specified leverage ratio levels) of our annual excess cash flow.

■

Any proceeds from an initial public offering in an amount not less than an amount sufficient to cause our leverage ratio to be less than or equal to 4.25 on a pro forma basis (or, if less, the net issuance proceeds from such initial public offering).

Voluntary Prepayments

We may voluntarily reduce the utilized portion of the commitment amount and prepay loans under the Credit Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR borrowings and subject to certain notice requirements and minimum amounts. If we are to refinance or reprice the term loans under the Credit Facility within eighteen months of the closing date thereunder through the incurrence of long term secured loan financing (including by way of amendment to the Credit Facility) that has an all in yield that is less than the all in yield applicable to the term loans immediately prior to such transaction, we will be required to pay a 1.00% prepayment premium on the term loans that are repaid or repriced.

Amortization and Final Maturity

We are required to make scheduled quarterly payments under the Credit Facility equal to 0.25% of the original amount of term loans thereunder, with the balance due on October 25, 2018.

Guarantees and Security

All obligations under the Credit Facility are unconditionally guaranteed by Papa Murphy’s Intermediate, Inc. (“Intermediate”) and certain of our existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

■

a first-priority pledge of all of our equity interests directly held by Intermediate and a first-priority pledge of all of the capital stock directly held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary will be limited to 65% of the voting capital stock and 100% of the non-voting stock of any first-tier foreign subsidiary); and

■	a first-priority security interest in substantially all of our, and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Certain Covenants and Events of Default

The Credit Facility requires us to maintain certain financial ratios, including a leverage ratio (based upon the ratio of net funded indebtedness (subject to a cap on netted cash and cash equivalents) to Credit Agreement EBITDA) and a minimum interest coverage ratio as well as cap on the overall amount of capital expenditures made during any fiscal year. The financial ratios required under the Credit Facility become more restrictive over time. In the event that we fail to comply with the leverage ratio or the interest coverage ratio, we will have the option to include any cash equity contributions to us in the calculation of Credit Agreement EBITDA for the purpose of determining compliance with such covenants (a “Specified Equity Contribution”), subject to (i) there being no more than four Specified Equity Contributions since the closing date of the Credit Facility, (ii) the aggregate amount of the Specified Equity Contributions not exceeding $4.0 million and (iii) certain other conditions and limitations.

The Credit Facility contains a number of restrictive covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

■	incur additional indebtedness or other contingent obligations;

■	pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	make investments, acquisitions, loans and advances;

■	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

■	engage in transactions with our affiliates;

■	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

■	materially alter the business we conduct;

■	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Facility;

■	change our fiscal year;

■	consolidate, merge, liquidate or dissolve;

■	incur liens;

■	engage in sale-leaseback transactions; and

■	make payments in respect of subordinated debt.

The Credit Facility also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the Credit Facility are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, which is not expected to be triggered by this offering.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following the Reorganization Transactions and at the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

After the Reorganization Transactions, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share.

Following the consummation of this offering,              shares of common stock will be outstanding and no shares of preferred stock will be outstanding.

Common Stock

Holders of our common stock are entitled to the following rights:

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board will consist of between and directors, as long as any shares of common stock are outstanding and that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of              directors, Class II will initially consist of              directors, and Class III will initially consist of              directors.

Upon consummation of this offering, our Board will initially consist of              directors.

Our amended and restated certificate will provide that directors may only be removed for cause by the affirmative vote of the remaining members of the Board or the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors. Directors appointed by Lee Equity may be removed from office with or without cause by the affirmative vote of the Lee Equity investors without a meeting.

The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless affiliates of Lee Equity own at least     % of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders’ agreement, and upon the completion of this offering and in connection with the Reorganization Transactions, we intend to enter into a registration rights agreement consistent with the registration rights provisions contained in our existing stockholders’ agreements, with certain of our stockholders party to our existing stockholders’ agreement. See “Certain Relationships and Related Person Transactions Agreements Related to the Acquisition by Lee Equity—Stockholder’s Agreement” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. The notice must include the information specified in the amended and restated bylaws. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Section 203 of the DGCL

Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law or DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some shareholders. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that Lee Equity, or any successor to all or substantially all of their assets, or any affiliate thereof or any person or entity to which any of the foregoing stockholders transfers shares of our voting stock in a transaction other than (i) an underwritten, broadly distributed public offering or (ii) in a transaction effected through a broker pursuant to Rule 144 promulgated under Section 4(1) of the Securities Act, in each case regardless of the total percentage of our voting stock owned by such stockholder or such person or entity, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that directors appointed by the funds managed by Lee Equity do not have any obligation to offer us an opportunity to participate in business opportunities presented to Lee Equity even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, the funds managed Lee Equity will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

We intend to apply to have our common stock listed on NASDAQ under the symbol “FRSH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have              shares of our common stock outstanding (or              shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, the              shares sold in this offering (or              shares, if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholders, as well as certain other stockholders, will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

■	one percent of the total number of shares of our common stock outstanding; or

■	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register              shares of our common stock to be issued or reserved for issuance under the 2014 Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement, including              shares of unrestricted common stock and              shares of restricted common stock to be issued under our 2014 Plan to holders of phantom equity units, will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of tax accounting, entities that are treated as partnerships for U.S. federal income tax purposes (and investors in such entities), “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this discussion does not address the Medicare tax on certain investment income, any state, local or foreign tax laws or any U.S. federal tax law other than U.S. federal income and estate tax law (such as gift tax laws).

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States,

■

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

■	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

■

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

■	effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business, and

■

in the case a treaty applies, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States within the meaning of such treaty.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on Common Stock

We do not anticipate making any distributions on our common stock. See “Dividend Policy.” If distributions (other than certain stock distributions) are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock (as described in “—Disposition of Common Stock” below). If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding tax under the applicable tax treaty. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If dividends are considered U.S. trade or business income, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates and potential branch profits tax (as described in “—U.S. Trade or Business Income” above) but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or other applicable form, as discussed above, you must also provide your U.S. taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax with respect to a distribution on our common stock, you may obtain a refund from the Internal Revenue Service of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

■	the gain is U.S. trade or business income;

■	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

■

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. Holder’s holding period for our common stock.

If you are a non-U.S. Holder with gain described in the first bullet above, you generally will be subject to tax as described in “—U.S. Trade or Business Income.” If you are a non-U.S. Holder described in the second bullet above, you generally will be subject to a flat tax at a 30% rate (or lower applicable treaty rate) on the gain, which may be offset by certain U.S. source losses.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we are not currently a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we will not become a USRPHC.

The tax relating to stock in a USRPHC does not apply to a non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. As of the date of this offering, our common stock is traded on an established securities market.

No assurance can be given that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-U.S. Holder disposes of shares of our common stock. Non-U.S. Holders are urged to consult with their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Other Withholding Requirements

Non-U.S. Holders of our common stock may be subject to U.S. withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as “FATCA”). This withholding tax may apply if a non-U.S. Holder (or any foreign intermediary that receives a payment on a non-U.S. Holder’s behalf) does not comply with certain U.S. information reporting requirements. The payments potentially subject to this withholding tax include dividends on, and gross proceeds from the sale or other disposition of, our common stock. If FATCA is not complied with, the withholding tax described above will apply to dividends paid on or after July 1, 2014, and to gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. Certain non-U.S. governments have entered into agreements with the United States (and additional non-U.S. governments are expected to enter into such agreements) to implement FATCA in a manner that may be different than described above. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2014, among us, the selling stockholders and Jefferies LLC, as the representative of the underwriters named below and as a joint bookrunning manager of this offering, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITERS	NUMBER OF SHARES
Jefferies LLC
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Stephens Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $        , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on NASDAQ under the symbol “FRSH”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on NASDAQ. in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

■	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

■	where no consideration is or will be given for the transfer;

■	where the transfer is by operation of law;

■	as specified in Section 276(7) of the SFA; or

■	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory

Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

■	a person associated with the Company under Section 708(12) of the Corporations Act; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the shares of common stock offered under this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Papa Murphy’s Holdings, Inc. as of September 30, 2013, December 31, 2012 and January 2, 2012, and for the nine months ended September 30, 2013 and for each of the two years in the period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of TBD Business Group as of December 31, 2012 and January 2, 2012, and for the years then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of KK Great Pizza, LLC as of December 31, 2012, and for the year then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement and the exhibits and schedules thereto, may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

Attn: Investor Relations

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Consolidated Financial Statements of Papa Murphy’s Holdings, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Nine Months Ended September  30, 2013 and October 1, 2012 (unaudited) and the Fiscal Years ended December 31, 2012 and January 2, 2012

F-3
Consolidated Balance Sheets as of September 30, 2013, December 31, 2012 and January 2, 2012	F-4
Consolidated Statements of Shareholder’s Equity for the Nine Months ended September 30, 2013 and the Fiscal Years ended December 31, 2012 and January 2, 2012	F-5
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and October 1, 2012 (unaudited) and the Fiscal Years ended December 31, 2012 and January 2, 2012	F-6
Notes to Consolidated Financial Statements	F-7

Combined Financial Statements of TBD Business Group (a)
Report of Independent Auditors	F-39
Combined Balance Sheets as of December 31, 2012 and January 2, 2012	F-40
Combined Statements of Income for the Fiscal Years Ended December 31, 2012 and January 2, 2012	F-41
Combined Statements of Business Equity for the Fiscal Years Ended December 31, 2012 and January 2, 2012	F-42
Combined Statements of Cash Flows for the Fiscal Years ended December 31, 2012 and January 2, 2012	F-43
Notes to Combined Financial Statements	F-44

Unaudited Interim Combined Balance Sheets as of September 30, 2013 and December 31, 2012	F-48
Unaudited Interim Combined Statements of Income for the 39 Weeks Ended September 30, 2013 and October 1, 2012	F-49
Unaudited Interim Combined Statements of Business Equity for the 39 Weeks Ended September 30, 2013	F-50
Unaudited Interim Combined Statements of Cash Flows for the 39 Weeks Ended September 30, 2013 and October 1, 2012	F-51
Notes to Unaudited Interim Combined Financial Statements	F-52

Financial Statements of KK Great Pizza, LLC (a)
Report of Independent Auditors	F-57
Balance Sheet as of December 31, 2012	F-58
Statement of Income for the Fiscal Year Ended December 31, 2012	F-59
Statement of Members’ Equity for the Fiscal Year Ended December 31, 2012	F-60
Statement of Cash Flows for the Fiscal Year Ended December 31, 2012	F-61
Notes to Financial Statements	F-62

Unaudited Interim Balance Sheet as of September 30, 2013 and December 31, 2012	F-65
Unaudited Interim Statement of Income for the Nine Months Ended September 30, 2013 and October 1, 2012	F-66
Unaudited Interim Statement of Member’s Equity for the Nine Months Ended September 30, 2013	F-67
Unaudited Interim Statement of Cash Flows for the Nine Months Ended September 30, 2013 and October 1, 2012	F-68
Notes to Unaudited Interim Financial Statements	F-69

(a)

The financial statements of TBD Business Group and KK Great Pizza, LLC are required to be filed under Rule 3-05 of Regulation S-X as TBD Business Group and KK Great Pizza, LLC are material acquired entities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Papa Murphy’s Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Papa Murphy’s Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2013, December 31, 2012 and January 2, 2012, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the nine month period ended September 30, 2013, and for each of the two years in the period ended December 31, 2012. Our audits of the consolidated financial statements included the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Papa Murphy’s Holdings, Inc. and subsidiaries as of September 30, 2013, December 31, 2012 and January 2, 2012, and the consolidated results of their operations and their cash flows for the nine month period ended September 30, 2013, and for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules, when read in conjunction with the related consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Moss Adams LLP

Portland, Oregon

December 13, 2013

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

	NINE MONTHS ENDED		FISCAL YEAR
		(unaudited)
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
REVENUES
Franchise royalties	$26,876,547	$25,636,658	$35,113,123	$33,687,223
Franchise and development fees	3,063,741	1,672,500	2,826,343	2,398,101
Company-owned store sales	27,807,439	20,724,320	28,812,756	15,618,852
Lease income	95,049	131,660	163,911	217,779

Total revenues	57,842,776	48,165,138	66,916,133	51,921,955

COSTS AND EXPENSES
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	10,435,789	7,617,539	10,741,320	6,087,726
Compensation and benefits	7,811,739	5,955,080	8,159,886	4,710,476
Advertising	2,743,603	1,970,697	2,710,827	1,514,373
Occupancy	1,743,576	1,479,253	1,979,968	1,101,843
Other store operating costs	2,790,088	2,161,082	2,960,506	1,721,509
Selling, general, and administrative	17,484,319	15,862,079	21,225,482	20,832,955
Depreciation and amortization	5,239,522	4,631,160	6,187,011	5,798,074
Loss on disposal or impairment of property and equipment	748,774	113,920	192,727	262,729

Total costs and expenses	48,997,410	39,790,810	54,157,727	42,029,685

OPERATING INCOME	8,845,366	8,374,328	12,758,406	9,892,270

Interest expense	7,589,075	7,853,344	10,462,062	10,410,204
Interest income	(65,014)	(71,074)	(93,593)	(183,079)
Loss on early retirement of debt	—	5,138,329	5,138,329	—
Other expense, net	34,128	306,270	247,815	40,937

INCOME (LOSS) BEFORE INCOME TAXES	1,287,177	(4,852,541)	(2,996,207)	(375,792)
Provision (benefit) for income taxes	977,016	(1,136,114)	(881,740)	230,228

NET INCOME (LOSS)	310,161	(3,716,427)	(2,114,467)	(606,020)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment gain (loss)	157	1,935	3,866	(26,611)

TOTAL COMPREHENSIVE INCOME (LOSS)	$310,318	$(3,714,492)	$(2,110,601)	$(632,631)

Loss per share of common stock
Basic	$(2.74)	$(5.32)	$(5.28)	$(4.52)
Diluted	$(2.74)	$(5.32)	$(5.28)	$(4.52)
Weighted average common stock outstanding
Basic	1,657,103	1,617,568	1,623,171	1,591,262
Diluted	1,657,103	1,617,568	1,623,171	1,591,262

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	SEPTEMBER 30, 2013	DECEMBER 31, 2012	JANUARY 2, 2012

Assets

CURRENT ASSETS
Cash and cash equivalents	$810,097	$2,427,786	$4,838,555
Accounts receivable, net	1,953,487	1,946,888	2,197,418
Inventories	425,488	334,716	257,541
Prepaid expenses and other current assets	6,318,163	1,953,385	1,100,283
Current deferred tax asset	1,480,734	902,178	1,103,852

Total current assets	10,987,969	7,564,953	9,497,649

Property and equipment, net	8,589,942	8,653,207	9,169,158
Notes receivable, net (including related party notes of $490,514, $513,369, and $517,955, respectively)	523,260	1,007,282	1,377,902
Goodwill	91,025,533	89,332,389	85,852,189
Trade name and trademarks	87,001,766	87,001,766	87,000,000
Definite-life intangibles, net	45,733,732	48,382,717	51,561,056
Deferred finance charges, net	4,084,820	4,438,252	3,715,302
Assets held for sale	761,950	—	—
Other assets	254,884	236,245	212,325

Total assets	$248,963,856	$246,616,811	$248,385,581

Liabilities and Shareholders’ Equity

CURRENT LIABILITIES
Accounts payable	$3,624,493	$2,338,478	$2,500,619
Accrued and other liabilities	9,883,472	6,760,650	7,081,520
Unearned franchise and development fees	2,975,255	2,588,407	1,213,440
Current portion of long-term debt	880,000	880,000	675,078

Total current liabilities	17,363,220	12,567,535	11,470,657

Long-term debt, net of current portion	119,740,000	124,400,000	89,551,382
Unearned franchise and development fees	1,170,814	1,404,864	1,239,764
Deferred tax liability	41,003,010	39,566,968	40,725,871
Preferred and common stock subject to put options (74,491 Series A preferred shares outstanding and 41,075 common shares outstanding as of all balance sheet dates)	3,903,015	3,570,052	3,488,630
Other long-term liabilities	1,457,670	1,177,595	1,701,054

Total liabilities	184,637,729	182,687,014	148,177,358

Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Series A preferred stock ($0.01 par value; 3,000,000 shares authorized; 2,779,318, 2,779,318, and 2,780,675 shares issued and outstanding, respectively (aggregate liquidation preference $90,814,123, $86,014,039, and $115,374,327, respectively))	79,855,892	79,855,892	102,001,572
Series B preferred stock ($0.01 par value; 1,000,000 shares authorized, 26,551, 26,551, and zero shares issued and outstanding, respectively (aggregate liquidation preference $1,051,772, $1,005,950, and zero, respectively))	1,002,875	1,002,875	—
Common stock ($0.01 par value; 3,000,000 shares authorized; 1,905,262, 1,894,262, 1,863,370 shares issued and outstanding, respectively)	19,052	18,942	18,633
Additional paid-in capital	633,799	420,028	1,229,053
Stock subscription receivable	(1,001,088)	(887,472)	(547,949)
Accumulated deficit	(16,186,573)	(16,482,481)	(2,491,233)
Accumulated other comprehensive income (loss)	2,170	2,013	(1,853)

Total shareholders’ equity	64,326,127	63,929,797	100,208,223

Total liabilities and shareholders’ equity	$248,963,856	$246,616,811	$248,385,581

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

	CUMULATIVE SERIES A PREFERRED STOCK		CUMULATIVE SERIES B PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIPTION RECEIVABLE	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL

	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE, January 3, 2011	2,843,787	$104,316,665	—	$—	1,898,360	$18,984	$807,509	$—	$(1,830,289)	$24,758	$103,337,627
Common stock issuances	—	—	—	—	142,438	1,424	68,935	—	—	—	70,359
Common stock repurchases	—	—	—	—	(136,353)	(1,364)	(58,073)	—	(54,924)	—	(114,361)
Preferred stock issuances	18,959	695,460	—	—	—	—	—	—	—	—	695,460
Preferred stock redemptions	(7,580)	(278,052)	—	—	—	—	(17,125)	—	—	—	(295,177)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(547,949)	—	—	(547,949)
Stock based compensation expense	—	—	—	—	—	—	64,554	—	—	—	64,554
Issuance of liability classified put options on 74,491 shares of series A preferred stock and 41,075 shares of common stock	(74,491)	(2,732,501)	—	—	(41,075)	(411)	363,253	—	—	—	(2,369,659)

Net loss	—	—	—	—	—	—	—	—	(606,020)	—	(606,020)
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	(26,611)	(26,611)

BALANCE, January 2, 2012	2,780,675	102,001,572	—	—	1,863,370	18,633	1,229,053	(547,949)	(2,491,233)	(1,853)	100,208,223
Common stock issuances	—	—	—	—	74,640	746	400,238	—	—	—	400,984
Common stock repurchases	—	—	—	—	(43,748)	(437)	(22,828)	—	(93,592)	—	(116,857)
Preferred stock issuances	—	—	26,551	1,002,875	—	—	—	—	—	—	1,002,875
Preferred stock redemptions	(1,357)	(39,272)	—	—	—	—	(1,407)	—	(3,903)	—	(44,582)
Preferred stock dividends	—	—	—	—	—	—	(1,276,497)	—	(11,779,286)	—	(13,055,783)
Preferred stock return of invested capital	—	(22,106,408)	—	—	—	—	—	—	—	—	(22,106,408)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(339,523)	—	—	(339,523)
Stock based compensation expense	—	—	—	—	—	—	91,469	—	—	—	91,469
Net loss	—	—	—	—	—	—	—	—	(2,114,467)	—	(2,114,467)
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	3,866	3,866

BALANCE, December 31, 2012	2,779,318	79,855,892	26,551	1,002,875	1,894,262	18,942	420,028	(887,472)	(16,482,481)	2,013	63,929,797
Common stock issuances	—	—	—	—	15,000	150	170,045	—	—	—	170,195
Common stock repurchases	—	—	—	—	(4,000)	(40)	(12,112)	—	(14,253)	—	(26,405)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(113,616)	—	—	(113,616)
Stock based compensation expense	—	—	—	—	—	—	55,838	—	—	—	55,838
Net income	—	—	—	—	—	—	—	—	310,161	—	310,161
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	157	157

BALANCE, September 30, 2013	2,779,318	$79,855,892	26,551	$1,002,875	1,905,262	$19,052	$633,799	$(1,001,088)	$(16,186,573)	$2,170	$64,326,127

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	NINE MONTHS ENDED		FISCAL YEAR
		(unaudited)
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
OPERATING ACTIVITIES
Net income (loss)	$310,161	$(3,716,427)	$(2,114,467)	$(606,020)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	5,239,522	4,631,160	6,187,011	5,798,074
Loss on disposal or impairment of property and equipment	748,774	113,920	192,727	262,729
Loss on early retirement of debt	—	5,138,329	5,138,329	—
Bad debt expense	434,158	452,159	458,158	25,996
Non-cash employee equity compensation	388,799	962,988	1,114,844	1,183,525
Amortization of deferred finance charges	641,219	605,784	797,110	829,697
Change in operating assets and liabilities
Trade and other receivables	(4,812)	390,470	128,018	42,172
Inventories	23,455	(183,951)	(214,540)	50,065
Prepaid expenses and other current assets	(5,110,217)	(153,005)	(961,000)	363,493
Unearned franchise and development fees	153,000	1,857,837	1,544,706	(81,859)
Accounts payable	1,281,063	(692,949)	(162,311)	431,917
Accrued expenses	(1,122,231)	(817,138)	87,845	2,422,676
Other assets and liabilities	5,255,871	(1,150,104)	(1,883,534)	991,704
Deferred taxes	857,486	(1,193,600)	(957,230)	89,512

Net cash from operating activities	9,096,248	6,245,473	9,355,666	11,803,681

INVESTING ACTIVITIES
Acquisition of property and equipment	(2,220,975)	(1,184,661)	(1,342,995)	(2,192,635)
Acquisition of stores, less cash acquired	(3,599,781)	(558,636)	(4,761,686)	(7,056,898)
Proceeds from sales of property and equipment	3,600	179,926	179,926	34,507
Issuance of notes receivable	—	—	(40,000)	(89,000)
Payments received on notes receivable	22,855	52,739	60,911	589,803
Payment of post-closing holdback	—	—	—	(7,347,388)

Net cash from investing activities	(5,794,301)	(1,510,632)	(5,903,844)	(16,061,611)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	124,200,000	124,200,000	—
Payments on long-term debt	(660,000)	(85,946,461)	(87,646,461)	(6,721,540)
Advances on revolver	500,000	2,500,000	6,500,000	6,000,000
Payments on revolver	(4,500,000)	(8,000,000)	(8,000,000)	(1,650,000)
Issuance of preferred stock	—	955,131	955,131	81,995
Issuance of common stock	56,579	77,032	109,205	135,875
Repurchases of common stock	(26,405)	(9,753)	(116,857)	(114,361)
Redemptions of preferred stock	—	—	(44,582)	(295,177)
Payment of preferred dividends	—	(13,055,783)	(13,055,783)	—
Return of invested capital	—	(22,106,408)	(22,106,408)	—
Debt issuance and modification costs, including prepayment penalties	(287,787)	(6,658,388)	(6,658,388)	—

Net cash from financing activities	(4,917,613)	(8,044,630)	(5,864,143)	(2,563,208)

Effect of exchange rate fluctuations on cash	(2,023)	1,496	1,552	2,495

Net decrease in cash and cash equivalents	(1,617,689)	(3,308,293)	(2,410,769)	(6,818,643)
CASH AND CASH EQUIVALENTS, beginning of period	2,427,786	4,838,555	4,838,555	11,657,198

CASH AND CASH EQUIVALENTS, end of period	$810,097	$1,530,262	$2,427,786	$4,838,555

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$7,028,838	$7,233,007	$9,702,409	$9,699,209

Cash paid during the period for income taxes	$105,303	$32,132	$63,396	$173,168

NONCASH SUPPLEMENTAL DISCLOSURES OF INVESTING AND FINANCING ACTIVITIES
Issuance of note receivable for preferred and common stock	$113,616	$82,159	$339,523	$547,949

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Description of Business and Basis of Presentation

Description of business—Papa Murphy’s Holdings, Inc. (the “Company”), together with its subsidiaries, is a franchisor and operator of a Take ‘N’ Bake pizza chain. The Company franchises the right to operate Take ‘N’ Bake pizza franchises and operates Take ‘N’ Bake pizza stores owned by the Company. As of September 30, 2013, the Company had 1,380 stores comprised of 1,360 domestic stores (1,292 franchised stores and 68 company-owned stores) across 38 states, plus 20 franchised stores in Canada and the United Arab Emirates.

Substantially all revenues are derived from retail sales of pizza and other food and beverage products to the general public by company-owned stores and the collection of franchise royalties and fees associated with franchise and development rights.

Basis of presentation—These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), which are contained in the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”). Financial statements for the nine months ended October 1, 2012 contained in these consolidated financial statements are unaudited and presented for comparative purposes. In the opinion of management, the accompanying unaudited consolidated financial statements as of and for the nine months ended October 1, 2012 and the related notes reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations, and cash flows for the periods presented. Results for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year.

In 2010, affiliates of Lee Equity Partners, LLC. (“Sponsor”) acquired all of the equity interests of PMI Holdings, Inc. (“Lee Equity Acquisition”). Papa Murphy’s Holdings, Inc. was established as a holding company for PMI Holdings, Inc. and its subsidiaries. This transaction was considered a business combination and was accounted for using the acquisition method of accounting. Assets and liabilities of the Company were recorded at their fair value and the purchase consideration in excess of the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill.

Note 2—Summary of Significant Accounting Policies

Principles of consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Fiscal year—The Company uses a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2012 and 2011 were 52-week years. References to 2012 and 2011 are references to fiscal years ended December 31, 2012 and January 2, 2012, respectively. Each of the nine months ended September 30, 2013 and October 1, 2012 includes 39 weeks.

Use of estimates—Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Significant items that are subject to such estimates and assumptions include allowance for doubtful accounts and notes receivable, goodwill and intangible assets and related impairment analysis, fair value of stock based compensation, deferred tax asset valuation allowance, and valuation of put options. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results may differ from those estimates.

Cash and cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that periodically exceed federally insured limits. The Company also holds limited funds, to the extent necessary, on deposit outside the United States. The Company makes such deposits with high credit quality entities and has not incurred any losses related to these balances. Management believes its credit risk to be minimal.

Accounts receivable—Accounts receivable consist primarily of (a) amounts due from franchise owners for continuing fees that are collected weekly, (b) receivables for supply chain vendor rebates, (c) subleased retail rents, and (d) other miscellaneous receivables. Accounts receivable are stated net of an allowance for doubtful accounts determined by management through an evaluation of specific accounts, considering historical losses and existing economic conditions where relevant. As of September 30, 2013, December 31, 2012, and January 2, 2012, the Company recorded an allowance for doubtful accounts of $36,114, $60,643, and $35,312, respectively.

Notes receivable—Notes receivable consist primarily of amounts due from the sales of company-owned stores or specific equipment in training stores. Management reviews the notes receivable on a periodic basis and evaluates the creditworthiness and financial condition of the counterparty to determine the appropriate allowance, if any.

Stock subscription receivables—On occasion, the Company issues preferred and common stock to certain employees for stock subscription receivables, which are not collateralized by the stock. The Company had $1,001,088, $887,472, and $547,949 in outstanding equity subscription receivables as of September 30, 2013, December 31, 2012, and January 2, 2012, respectively, which have been classified as a reduction of equity.

Inventories—Inventories consist principally of food products and packaging supplies for use in company-owned stores. Inventories are valued at the lower of cost, determined under the first-in, first-out method, or net realizable value.

Property and equipment—Property and equipment are recorded at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured, not to exceed 10 years.

The estimated useful lives for property and equipment are:

PROPERTY AND EQUIPMENT	ESTIMATED USEFUL LIFE
Leasehold improvements	Shorter of lease term or estimated useful life, not to exceed 10 years
Restaurant equipment and fixtures	5 to 7 years
Office furniture and equipment	3 to 7 years
Vehicles	5 years

Deferred financing costs—Costs incurred to obtain long-term financing are accounted for as a deferred charge and amortized to interest expense over the terms of the respective debt agreements using the effective interest method.

Stock issuance costs—Costs of obtaining new capital by issuing common or preferred stock that is classified as permanent equity are considered a reduction of the related proceeds, which reduces the carrying value of the related equity capital. Until the close of stock issuance, costs are recorded as other current assets in the Company’s consolidated balance sheets.

Goodwill and other intangible assets—Goodwill arises from business combinations and represents the excess of the purchase consideration transferred over the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed. The majority of the Company’s goodwill was generated upon the Lee Equity Acquisition in May 2010, though the Company has also recognized goodwill upon the acquisition of stores from franchise owners. Goodwill is assigned to reporting units for purposes of impairment testing.

The Company considers its trade name and trademark intangible assets to be indefinite-lived intangible assets. These assets were initially recognized in May 2010 upon the Lee Equity Acquisition. The Company’s intangible assets that are not indefinite-lived include franchise relationships and reacquired franchise rights.

Goodwill and intangible assets determined to have an indefinite life are not amortized, but are tested for impairment annually, or more often if an event occurs or circumstances change that indicate an impairment might exist. Management evaluates indefinite-lived assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over their estimated useful lives on a straight-line basis and tested for impairment together with long-lived assets.

In performing its annual goodwill impairment test, the Company early adopted the provision of Accounting Standards Update (“ASU”) No. 2011-08 and ASU No. 2012-02 for the fiscal year ended January 2, 2012. ASU No. 2011-08 enables the Company to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is not “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it ismore likely than not, it performs the two-step quantitative goodwill impairment test. Under the two-step quantitative goodwill impairment test, the fair value of the reporting unit is compared to its respective carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to determine the amount of the impairment. Both the qualitative and quantitative assessments are completed separately with respect to the goodwill of each of the Company’s reporting units. The Company reviews goodwill for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. The Company can bypass the qualitative assessment and move directly to the quantitative assessment for any reporting unit in any period and can elect to resume performing the qualitative assessment in any subsequent period. Management has concluded that none of its reporting units with a material amount of goodwill are at risk for failing step one of the quantitative assessment.

In performing its annual impairment test for indefinite-lived intangible assets, ASU No. 2012-02 allows the Company the option to first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. The Company does not calculate the fair value of an indefinite-lived asset and perform the quantitative test unless it determines that it is more likely than not that the asset is impaired. The Company reviews indefinite-lived intangible assets for impairment annually, as of the first day of its fourth fiscal quarter, or more frequently if indicators of impairment exist. The Company can bypass the qualitative assessment and move directly to the quantitative assessment for any indefinite-lived intangible asset in any period and can elect to resume performing the qualitative assessment in any subsequent period.

Impairment of long-lived assets—Long-lived assets are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable store sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Typically, long-lived assets relating to company-owned stores are tested for impairment at an individual store level and long-lived assets relating to franchised operations are tested for impairment at each segment level. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset group’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Assets held for sale—Assets are classified as held for sale when management with the appropriate authority commits to a plan to sell the assets, the assets are available for immediate sale, the assets are actively marketed at a reasonable price, the sale is probable within a year, and certain other criteria are met. Assets designated as held for sale are held at the lower of the net book value or fair value less costs to sell and reported separately on the balance sheet. Depreciation is not charged against property and equipment classified as assets held for sale.

Asset retirement obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with certain lease agreements. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including store closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time, the obligation is accreted to its projected future value and, upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of operations and comprehensive income (loss). As of September 30, 2013, December 31, 2012, and January 2, 2012, the Company recorded an ARO liability of $964,811, $785,388, and $666,353, respectively, as a component of other long-term liabilities.

Derivative instruments and hedging activity—Interest rate movements create a degree of risk to the Company’s operations by affecting the amount of its interest payments and the value of its floating rate debt. On occasion, the Company uses derivative instruments to manage its exposure to interest rate changes. By using these instruments, the Company can be exposed to credit risk of the counterparty. The Company minimizes the credit risk by entering into transactions with high credit quality counterparties. The Company has not applied hedge accounting to its derivative instruments. All derivative instruments are measured at fair value. The Company held interest rate cap derivatives that expired in June 2013. Gains or losses resulting from changes in the fair value of the interest rate cap derivatives were recognized in current earnings as a component of interest expense. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Revenue recognition—Revenues consist of sales from company-owned stores, franchise royalties, franchise and development fees, and lease income. Sales from company-owned stores are recognized as revenue when the products are provided to customers. The Company reports revenues net of sales taxes collected from customers and remitted to government taxing authorities. Royalty fees are based on a percentage of sales and are recorded as revenues as the fees are earned and become receivable from the franchise owner. Lease income is recognized in the period earned, which generally coincides with the period the expense is due to the master leaseholder, if a sublease.

Consideration for franchise and development fees that are received in advance of being earned are included as unearned franchise and development fees in the consolidated balance sheets. For fees paid on an installment basis that have otherwise been earned, recognition of revenue is deferred until collectability is certain.

Franchise fees are recognized as revenue when all material services or conditions relating to the store have been substantially performed or satisfied by the Company, which is typically when a new franchised store begins operations or on the commencement date of the successive franchise agreement. Development fees for the right to develop stores in specific geographic areas are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the first franchised store begins operations in the development area. Development fees determined based on the number of stores to open in an area are deferred and recognized on a pro rata basis after individual franchise agreements are executed for the stores subject to the development agreements and the stores begin operations.

The Company commenced a system-wide gift card program in 2010 and recognizes revenue from gift cards when the gift card is redeemed by a customer. When the likelihood of a gift card being redeemed by a customer is determined to be remote (“gift card breakage”), the value of the unredeemed gift card is recognized by the Company as revenue. The Company determines the gift card breakage rate based upon Company-specific historical redemption patterns and has not recognized any breakage to date due to a lack of historical experience.

Advertising and marketing costs—The Company expenses media development costs when the advertisement is first aired. All other advertising costs, including contributions to other local and regional advertising programs are expensed when incurred. These costs are included in store operating costs or selling, general, and administrative expenses based on the nature of the advertising and marketing costs incurred.

Advertising costs of the Company-owned stores totaled $2,743,603 and $1,970,697 for the nine months ended September 30, 2013 and October 1, 2012, respectively, and $2,710,827 and $1,514,373 for 2012 and 2011, respectively.

Franchise and company-owned stores in the United States contribute to an advertising fund that the Company manages on behalf of these stores. In addition, certain supply chain vendors contribute to the advertising fund. Under our franchise agreements and other agreements, the contributions received must be spent on marketing, creative efforts, media support, or other related purposes specified in the agreements and result in no profit recognized. The expenditures are primarily amounts paid to third parties, but may also include personnel expenses and allocated costs. In accordance with ASC Subtopic 952-605-25, contributions to the advertising fund are netted against the related expense. Advertising expense, net of contributions, totaled $1,031,092 and zero for the nine months ended September 30, 2013 and October 1, 2012, respectively, and zero for both 2012 and 2011. At each reporting date, to the extent that contributions exceed expenditures on a cumulative basis, the excess contributions to the advertising fund are accounted for as a deferred liability and are recorded in accrued expenses in the consolidated balance sheets. If expenditures exceed contributions on a cumulative basis, the excess is recorded as an expense within selling, general and administrative expenses. Previously recognized expenses may be recovered if subsequent contributions exceed expenditures.

Store pre-opening costs—Pre-opening costs, including wages, benefits and travel for the training and opening teams, cost of food and packaging, and other store operating costs, are expensed as incurred prior to a store opening for business.

Rent expense—Rent expense for the Company’s leases, which generally have escalating rental payments over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term includes renewal options that are reasonably expected of being exercised and begins when the Company has control and possession of the leased property, which is typically before rental payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent as a component of accrued expenses. Tenant allowances are recorded in deferred rent and amortized as reductions of rent expense over the lease term. Rent expense is included in store occupancy costs or selling, general, and administrative expenses, based on the nature of the leased facility.

The Company accrues a loss provision for the lease termination costs when it closes a store before the end of the lease. The provision is estimated based on the net present value of the contractual, minimum rent obligations reduced by sublease rental income that could be reasonably obtained from the property using a credit-adjusted, risk-free interest rate at the time of closure. Certain other related costs are also included in the loss reserve. Management reviews these estimates at least annually and adjusts the accrual as necessary. The initial charge and any subsequent adjustment to the accrual are included in store occupancy costs.

Lease guarantees—On occasion, the Company becomes a guarantor for certain operating leases when it sells a store. The guarantee obligation is initially measured as the fair value of the guarantee, which is recorded as a liability. The Company recognizes its release from risk as a guarantor when the related lease contract is expired or such guarantee obligation is settled. In addition, throughout the guarantee period, the Company records a reserve when any contingent loss becomes probable in connection with such lease guarantee. As of September 30, 2013, December 31, 2012, and January 2, 2012, the Company’s reserve in connection with lease guarantees was not material.

Other comprehensive income (loss)—The Company maintains a subsidiary in Canada, which uses the local currency as its functional currency. Assets and liabilities are translated at exchange rates in effect at each balance sheet date. Equity accounts are translated at their historical rates. Income and expense accounts are translated using monthly average exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss).

Income taxes—The Company accounts for income taxes using the asset and liability approach. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and the tax basis of assets and liabilities at the applicable tax rates. A valuation allowance is recorded against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The impact of uncertain tax positions would be recorded in the consolidated financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand an examination by tax authorities based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As facts and circumstances change, management reassesses these probabilities and would record any changes in the financial statements as appropriate.

As of September 30, 2013, December 31, 2012 and January 2, 2012, the Company recognized no uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions.

Share-based compensation—Under the 2010 Amended Management Incentive Plan, the Company sold restricted and unvested common stock to certain employees. Purchased restricted stock vests with the achievement of a time vesting or a performance vesting condition. Compensation expense relating to the restricted common stock with time vesting conditions is recognized as the portion of the grant date fair value that exceeds the purchase price and is ultimately expected to vest. This expense is recognized over the requisite service period, typically the vesting period, utilizing the straight-line attribution method. No compensation expense was recognized relating to the restricted common stock with performance vesting conditions as it was not yet probable for the Company to meet the performance vesting conditions. In addition, the Company has sold unrestricted common and preferred stock to certain employees and recognized as compensation expense the portion of the fair value that exceeds the purchase price on the issue date.

Business Combinations—The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Under ASC Topic 805, assets acquired and liabilities assumed are recorded based upon their respective fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The Company uses management estimates based on historically similar transactions to assist in establishing the acquisition date fair values of assets acquired, liabilities assumed, and contingent consideration granted, if any. These estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance. The Company also utilizes ASC Topic 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in business combination, if any.

Recent Accounting Pronouncements—In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income. The Company adopted ASU No. 2013-02 effective January 1, 2013. The adoption concerns presentation and disclosure only and did not have an impact on the Company’s consolidated financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which prescribes that an unrecognized tax benefit or a portion of an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar loss, or a tax credit carryforward, except in certain cases where the unrecognized tax benefit should be presented as a liability and should not be combined with deferred tax assets. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. This update should be applied prospectively to all unrecognized tax benefits that exist at the effective date, with retrospective application permitted. The Company does not believe that adoption of this update will have a material impact on the consolidated financial statements.

Note 3—Acquisitions

Acquisitions in the nine months ended September 30, 2013—The Company completed four individual acquisitions totaling ten stores: four stores in Washington, four in Minnesota, and one each in Oregon and Colorado, during the nine months ended September 30, 2013. The Washington stores were acquired on January 9, 2013, the Minnesota stores were acquired on June 4, 2013, the Colorado store was acquired on July 9, 2013, and the Oregon store was acquired on March 26, 2013. The Company incurred transaction costs of $21,185 associated with the acquisitions that were recognized as other store operating costs in the consolidated statement of operations and comprehensive income (loss). The total purchase price of the acquired stores was $3,520,174 which included a post-close holdback of $5,000. The acquisitions were funded through cash and advances on the Company’s senior secured revolving credit facility and were accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements. The fair value of the assets acquired are summarized below:

Cash and cash equivalents	$5,500
Inventories	61,809
Prepaid expenses and other current assets	39,612
Property and equipment	723,253
Reacquired franchise rights	756,700

Total identifiable net assets acquired	1,586,874
Goodwill	1,933,300

Total consideration	$3,520,174

Reacquired franchise rights have weighted average useful lives of 3.1 years. All goodwill recognized is expected to be deductible for income tax purposes.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net income (loss) of the Company as though the acquisition date had been as of the beginning of 2011 are as follows:

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Pro forma revenues	$59,337,055	$52,119,757	$72,332,412	$57,356,099

Pro forma net income (loss)	$324,871	$(3,692,791)	$(2,151,950)	$(618,608)

The pro forma information presented in this note includes adjustments for amortization of acquired intangible assets, depreciation of acquired property and equipment, interest expense on borrowings used to fund the consideration paid and income tax expense. The pro forma information is presented for informational purposes and may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of 2011, nor is it intended to be indicative of future operating performance.

Revenues earned from the acquired stores of $2,785,300 and a net loss of $(178,360) from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive income (loss) for the nine months ended September 30, 2013.

Acquisitions in 2012—On December 18, 2012, the Company acquired four stores in Idaho and incurred transaction costs of $16,453 associated with the acquisition which were recognized as other store operating costs in the consolidated statement of operations and comprehensive income (loss). The total purchase price of the acquired stores was $4,295,011, which included a post-close holdback of $90,107 paid during the quarter ended April 1, 2013. The acquisition was funded through cash and advances on our senior secured revolving credit facility and was accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements. The fair value of the assets acquired are summarized below:

Cash and cash equivalents	$1,854
Inventories	34,254
Prepaid expenses and other current assets	8,903
Property and equipment	270,000
Reacquired franchise rights	677,900

Total identifiable net assets acquired	992,911
Goodwill	3,302,100

Total consideration	$4,295,011

The reacquired franchise rights have weighted average useful lives of 1.8 years. All goodwill recognized is expected to be deductible for income tax purposes.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net income (loss) of the Company as though the acquisition date had been as of the beginning of 2011 are as follows:

	2012	2011
Pro forma revenues	$70,609,914	$55,691,057

Pro forma net loss	$(2,114,712)	$(613,729)

Revenues earned from the acquired stores of $154,425 and a net loss of $(1,039) from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive income (loss) for 2012.

The Company acquired two additional stores in Colorado during 2012 and incurred transaction costs of $7,332 associated with the acquisitions which were recognized as other store operating costs in the consolidated statement of operations and comprehensive income (loss). One store was acquired on February 28, 2012 while the other was acquired on August 14, 2012. The total purchase price of the acquired stores was $439,191. The acquisitions were funded through cash and accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements. The fair value of the assets acquired are summarized below:

Cash and cash equivalents	$600
Inventories	9,775
Prepaid expenses and other current assets	6,275
Property and equipment	182,541
Reacquired franchise rights	61,900

Total identifiable net assets acquired	261,091
Goodwill	178,100

Total consideration	$439,191

The reacquired franchise rights have weighted average useful lives of 3.8 years. All goodwill recognized is expected to be deductible for income tax purposes.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net income (loss) of the Company as though the acquisition date had been as of the beginning of 2011 are as follows:

	2012	2011
Pro forma revenues	$67,330,291	$52,887,243

Pro forma net loss	$(2,099,607)	$(619,085)

Revenues earned from the acquired stores of $667,159 and a net loss of $(25,851) from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive income (loss) for 2012.

Acquisitions in 2011—On December 19, 2011, the Company acquired 19 franchise stores and incurred transaction costs of $59,091 which were recognized as other store operating costs in the statement of operations and comprehensive income (loss). The total purchase price of the acquired assets was $7,188,043, which included a post-close holdback of $120,045 paid during the quarter ended April 2, 2012. The acquisitions were funded through cash and advances on our senior secured revolving credit facility and were accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements. The fair value of the assets acquired are summarized below:

Cash and cash equivalents	$11,100
Inventories	99,082
Prepaid expenses and other current assets	179,687
Property and equipment	1,731,174
Reacquired franchise rights	1,264,100

Total identifiable net assets acquired	3,285,143
Goodwill	3,902,900

Total consideration	$7,188,043

The reacquired franchise rights have weighted average useful lives of 3.8 years. All goodwill recognized is expected to be deductible for income tax purposes.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net income (loss) of the Company as though the acquisition date had been as of the beginning of 2011 are as follows:

2011
Pro forma revenues	$61,883,699

Pro forma net loss	$(740,711)

Revenues earned from the acquired stores of $469,947 and a net loss of $(33,463) from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive income (loss) for 2011.

Note 4—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	SEPTEMBER 30, 2013	2012	2011

Prepaid media development costs	$543,388	$896,552	$—
Prepaid rents and insurance	530,332	556,157	340,022
POS software licenses	4,547,515	—	—
Other prepaid expenses and current assets	696,928	500,676	760,261

Total prepaid expenses and other current assets	$6,318,163	$1,953,385	$1,100,283

Prepaid media development costs represent costs incurred for advertisements that have not aired.

Note 5—Property and Equipment

Property and equipment is comprised of the following:

	SEPTEMBER 30, 2013	2012	2011

Leasehold improvements	$3,023,690	$3,483,364	$2,970,232
Restaurant equipment and fixtures	4,208,403	4,154,928	3,416,612
Office furniture and equipment	6,347,780	5,595,659	5,684,455
Vehicles	91,938	91,938	177,954
Construction in progress	876,612	44,869	51,435

	14,548,423	13,370,758	12,300,688
Accumulated depreciation and amortization	(5,958,481)	(4,717,551)	(3,131,530)

Property and equipment, net	$8,589,942	$8,653,207	$9,169,158

Depreciation expense for the nine months ended September 30, 2013 and October 1, 2012 was $1,836,045 and $1,706,487, respectively. Depreciation expense for 2012 and 2011 was $2,270,838 and $2,292,549, respectively. The Company recognized an impairment loss of $564,512 related to certain underperforming company-owned stores for the nine months ended September 30, 2013. No impairment loss was recognized for 2012 or 2011.

Note 6—Assets Held for Sale

In September 2013, the Company decided to sell nine Company-owned stores located in Wichita, Kansas. As of September 30, 2013, the following property and equipment and goodwill associated with these stores were reclassified to assets held for sale and depreciation and amortization previously attributed to the property and equipment was ceased. Current assets and liabilities of these stores were not material.

SEPTEMBER 30, 2013

Leasehold improvements	$337,977
Restaurant equipment and fixtures	183,817

Property and equipment	521,794
Goodwill	240,156

Total Assets Held for Sale	$761,950

In November 2013, the Company completed the sale and refranchise of the nine company-owned stores (See Note 23—Subsequent Events). This disposition did not meet the criteria for accounting as a discontinued operation.

Note 7—Goodwill

The following summarizes changes to the Company’s goodwill, by reportable segment:

	DOMESTIC COMPANY STORES	DOMESTIC FRANCHISE	TOTAL
Balance at January 3, 2011	$403,000	$81,546,289	$81,949,289
Acquisitions	3,902,900	—	3,902,900

Balance at January 2, 2012	4,305,900	81,546,289	85,852,189
Acquisitions	3,480,200	—	3,480,200

Balance at December 31, 2012	7,786,100	81,546,289	89,332,389
Acquisitions	1,933,300	—	1,933,300
Reclassification to Assets Held for Sale	(240,156)	—	(240,156)

Balance at September 30, 2013	$9,479,244	$81,546,289	$91,025,533

There is no goodwill associated with the International Segment. The Company did not recognize any impairment of goodwill for the nine months ended September 30, 2013 or for 2012 or 2011.

Note 8—Intangible Assets

Intangible assets as of September 30, 2013 consisted of the following:

	SEPTEMBER 30, 2013			WEIGHTED AVERAGE AMORTIZATION PERIOD
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET

Intangible assets subject to amortization:
Franchise relationships	$56,000,000	$(11,919,883)	$44,080,117	16.0
Reacquired franchise rights	2,852,400	(1,198,785)	1,653,615	3.1

Net intangible assets subject to amortization	$58,852,400	$(13,118,668)	$45,733,732	15.4

Intangible assets not subject to amortization
Trade name and trademarks			$87,001,766

Intangible assets as of December 31, 2012 consisted of the following:

	DECEMBER 31, 2012			WEIGHTED AVERAGE AMORTIZATION PERIOD
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET

Intangible assets subject to amortization:
Franchise relationships	$56,000,000	$(9,291,968)	$46,708,032	16.0
Reacquired franchise rights	2,098,500	(423,815)	1,674,685	3.1

Net intangible assets subject to amortization	$58,098,500	$(9,715,783)	$48,382,717	15.5

Intangible assets not subject to amortization
Trade name and trademarks			$87,001,766

Intangible assets as of January 2, 2012 consisted of the following:

	JANUARY 2, 2012			WEIGHTED AVERAGE AMORTIZATION PERIOD
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET

Intangible assets subject to amortization:
Franchise relationships	$55,998,100	$(5,788,465)	$50,209,635	16.0
Reacquired franchise rights	1,358,700	(7,279)	1,351,421	3.8

Net intangible assets subject to amortization	$57,356,800	$(5,795,744)	$51,561,056	15.7

Intangible assets not subject to amortization:
Trade name and trademarks			$87,000,000

Reacquired franchise rights were recorded as part of the Company’s acquisitions of franchised stores as discussed in Note 3—Acquisitions. Amortization expense for the nine months ended September 30, 2013 and October 1, 2012 was $3,403,479 and $2,924,673, respectively. Amortization expense for 2012 and 2011 was $3,916,173 and $3,505,525, respectively. The estimated future amortization expense of amortizable intangible assets as of September 30, 2013, is as follows:

Fourth quarter	2013	$1,019,289
Fiscal years	2014	4,300,178
	2015	3,991,959
	2016	3,674,195
	2017	3,529,141
	2018	3,504,400
	Thereafter	25,714,570

		$45,733,732

The trade name and trademarks are intangible assets determined to have indefinite lives and are not subject to amortization.

Note 9—Notes Receivable

Notes receivable consists of the following:

	SEPTEMBER 30, 2013	2012	2011
Note issued on sale of company-owned restaurants maturing in 2020, bearing interest at 9.0%. Monthly payments of principal and interest of $6,190 are due through July 2014. Monthly payment amounts increase annually pursuant to an agreed schedule until they reach a monthly maximum of $9,190 in August 2018. Collateralized by restaurant assets.	$450,514	$471,022	$487,955
Uncollateralized note issued to an employee, maturing from 2013 to 2017, bearing interest between 0.88% and 6.0%.	40,000	42,347	30,000

Total related party notes receivable	490,514	513,369	517,955

Notes issued on the sale of company-owned restaurants bearing variable interest at the company’s effective interest rate plus 1.5% (11.8% as of January 2, 2012). Collateralized by restaurant assets.	—	—	304,664
Notes issued to finance franchise owners’ purchase of point of sale systems, three year term, maturing during 2014 and bearing interest at 10.5%. Monthly payments of principal and interest due through maturity. Collateralized by point of sales systems.	32,746	59,754	—
Note issued on the sale of company-owned restaurants maturing during 2014, denominated in Canadian dollars, bearing interest at 4%. Monthly payment terms of interest only through 2014. Collateralized by restaurant assets.	868,316	868,317	881,279

Total notes receivable	1,391,576	1,441,440	1,703,898
Less allowance for doubtful notes receivable	(868,316)	(434,158)	(325,996)

Notes receivable, net	$523,260	$1,007,282	$1,377,902

Note 10—2012 Recapitalization

On June 11, 2012, the Company refinanced its existing long-term debt, consisting of a senior secured term loan, a revolving credit facility and subordinated note (collectively, the “2010 Credit Facilities”) (as discussed in Note 11—Financing Arrangements and Note 16—Shareholders’ Equity) and issued 25,287 shares of Series B Preferred Shares (see Note 16—Shareholders’ Equity) and 13,943 shares of common stock to the lender of its new second lien credit facility in return for cash of $999,991. The Company used a portion of the proceeds from its new credit facilities along with the proceeds from an equity issuance and cash on hand to pay accreted dividends and provide a partial return of initial investment to its preferred stockholders. The refinancing also lowered the Company’s cost of capital through lower interest rates on its debt. These transactions are referred to as the “2012 Recapitalization.”

The following is a summary of the sources and uses of the 2012 Recapitalization:

New first and second lien credit facilities	$124,200,000
Issuance of new preferred and common stock	999,991
Cash on hand	1,492,558

Total sources	$126,692,549

Repayment of existing debt, accrued interest and fees	$83,991,846
Existing debt prepayment penalty	1,768,822
Transaction costs incurred on new debt	4,827,736
Payment of accreted dividends on preferred stock subject to put options	941,954
Payment of preferred dividend and return of invested capital	35,162,191

Total uses	$126,692,549

Note 11—Financing Arrangements

Long-term debt is comprised of the following:

	SEPTEMBER 30, 2013	2012	2011
First lien credit facility
Revolving line of credit	$—	$4,000,000	$5,500,000
Term loan	84,420,000	85,080,000	66,326,460
Second lien credit facility	36,200,000	36,200,000	18,400,000

Total long-term debt	120,620,000	125,280,000	90,226,460
Less current portion	(880,000)	(880,000)	(675,078)

Total long-term debt, net of current portion	$119,740,000	$124,400,000	$89,551,382

First lien credit facility—During June 2012, as part of the 2012 Recapitalization (see Note 10—2012 Recapitalization), a subsidiary of the Company, PMI Holdings, Inc., entered into a new five-year first lien credit facility consisting of an $88.0 million term loan and a $10.0 million revolving line of credit which mature on June 10, 2017. The revolving line of credit included a swing line loan of $1.0 million and allowed for the issuance of letters of credit up to a maximum of $2.5 million. In December 2012, the credit facility was amended to relax certain restrictions above what was originally permitted to enable the Company to acquire additional stores. In March 2013, the credit facility was amended again to provide more favorable borrowing rates resulting from a general improvement in the interest rate environment. The amendments did not modify the other terms or the size of the first lien facility.

Borrowings under the first lien credit facility bore interest at either (i) LIBOR (subject to a 1.00% floor) plus 4.50% to 4.75%, or (ii) at the highest of the following rates plus 3.00% to 3.75%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50%; or (c) the one-month LIBOR (subject to a 1.00% floor) plus 1.00% to 1.50%. Prior to the March 2013 amendment, borrowings under the credit facility bore interest at either (i) LIBOR (subject to a 1.25% floor) plus 5.00% to 5.25%, or (ii) at the highest of the following rates plus 4.00% to 4.25%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50%; or (c) the one-month LIBOR (subject to a 1.25% floor) plus 1.00%. The applicable margin in each case is determined based on a defined leverage ratio. The revolving line of credit under the facility includes a commitment fee of 0.50% per year on any unused portion of the facility. As of September 30, 2013, the first lien credit facility bore interest under the LIBOR rate option at 5.75%.

The first lien credit facility was collateralized by a first lien on substantially all of PMI Holdings, Inc.’s and certain of its existing and future direct and indirect wholly-owned domestic subsidiaries’ assets and contained customary affirmative and negative covenants that restricted specific activities to within certain limits, including payment of dividends to its parent company, acquisitions, and disposition of assets, and it required PMI Holdings, Inc. to maintain certain restrictive financial ratios and balances.

With a maturity date of over one year from December 31, 2012, balances outstanding under the first lien credit facility are classified as non-current on the consolidated balance sheets, except for mandatory, minimum term amortization loan payments of $220,000 due at the end of each fiscal quarter. Additional mandatory prepayments due to excess cash flow as defined, asset dispositions, and other limited conditions outlined in the first lien credit facility may be required. As of September 30, 2013, PMI Holdings, Inc. owed no additional mandatory prepayments.

In June 2012, the borrowings under the first lien credit facility refinanced the existing credit agreement entered into on May 5, 2010, which included a revolving credit facility for $7.0 million and a term loan for $73.6 million under substantially similar terms, except that the interest rate was at LIBOR (subject to a 2.00% floor) plus an applicable margin of 8.00%, or at other bank developed rates at the Company’s option.

In October 2013, the Company refinanced the first lien credit facility with new long-term debt (See Note 23—Subsequent Events).

Maturities on the first lien credit facility debt consist of the following:

Fourth Quarter	2013	$220,000
Fiscal Years	2014	880,000
	2015	880,000
	2016	880,000
	2017	81,560,000

		$84,420,000

Second lien credit facility—Concurrent with entering into the new first lien credit facility in June 2012, PMI Holdings, Inc. entered into a second lien credit facility providing for term loans in the amount of $36.2 million with a maturity date of June 10, 2018. Borrowings under the second lien credit facility bore interest at either (i) LIBOR (subject to a 1.25% floor) plus 9.25%, or (ii) at the highest of the following rates plus 8.25%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50%; or (c) the one-month LIBOR (subject to a 1.25% floor) plus 1.00%. The interest rate as of September 30, 2013 was 10.50%.

The second lien credit facility was collateralized by a second lien on substantially all of PMI Holdings, Inc.’s and certain of its existing and future direct and indirect wholly-owned domestic subsidiaries’ assets and contained customary affirmative and negative covenants that restricted specific activities, including payment of dividends to its parent company, to within certain limits and requires PMI Holdings, Inc. to maintain certain restrictive financial ratios and balances. Payments on the second lien credit facility were interest only through maturity.

In June 2012, the borrowings under the second lien credit facility refinanced the existing subordinated note entered into on May 5, 2010 in the amount of $18.4 million, under substantially similar terms, except the interest rate was a fixed 13.00%.

In October 2013, the Company refinanced the second lien credit facility with new long-term debt (see Note 23—Subsequent Events).

Deferred financing costs and prepayment penalties—In conjunction with the 2012 Recapitalization, the Company evaluated the refinancing of the 2010 Credit Facilities and determined that the borrowing was extinguished and not modified. Accordingly, a prepayment penalty of $1.8 million and unamortized debt fees of $3.3 million associated with the 2010 Credit Facilities were written-off as a loss on early retirement of debt. The Company incurred $4.9 million in financing costs which are capitalized and being amortized using an effective interest rate method over the period.

Deferred financing costs amortized to interest expense in the consolidated statements of operations and comprehensive income (loss) were $641,219 and $605,784 for the nine months ended September 30, 2013 and October 1, 2012, respectively. Deferred financing costs amortized to interest expense were $797,110 and $829,697 for 2012 and 2011, respectively. Amortization of these charges in the future is expected to be as follows:

Fourth Quarter	2013	$256,181
Fiscal Years	2014	1,025,137
	2015	1,025,799
	2016	1,026,463
	2017	632,165
	2018	119,075

		$4,084,820

Note 12—Derivatives

As required by the Company’s 2010 Credit Facilities, which were refinanced as part of the 2012 Recapitalization, the Company entered into two interest rate cap agreements fixing a portion of the variable rate interest component of the Company’s senior secured credit agreement. The interest rate cap agreements had a notional amount of $40.0 million and expired on June 30, 2013. The Company recognized $5,794 of expense related to these derivative instruments as part of a fair value adjustment during the nine months ended October 1, 2012. The Company recognized $5,857 and $117,169 of expense related to these derivative instruments as part of a fair value adjustment for 2012 and 2011, respectively. This expense has been recorded as a component of interest expense on the consolidated statement of operations and comprehensive income (loss). As of December 31, 2012 and January 2, 2012, the fair value of the interest rate caps was $2 and $5,859, respectively, and is recorded as a component of prepaid and other current assets on the consolidated balance sheets. There were no changes to these cap agreements in connection with the 2012 Recapitalization.

Note 13—Fair Value Measurement

The Company determines the fair value of assets and liabilities based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. GAAP defines a fair value hierarchy that prioritizes the assumptions used to measure fair value. The three levels of the fair value hierarchy are defined as follows:

■ Level 1—	Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
■ Level 2—

Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

■ Level 3—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis:

			FAIR VALUE MEASUREMENTS
	Balance Sheet Location	CARRYING VALUE	LEVEL 1	LEVEL 2	LEVEL 3
Preferred and common stock subject to put options *
September 30, 2013	Preferred and common stock subject to put options	$3,903,015	$—	$—	$3,903,015
December 31, 2012	Preferred and common stock subject to put options	3,570,052	—	—	3,570,052
January 2, 2012	Preferred and common stock subject to put options	3,488,630	—	—	3,488,630

*	See Note 17—“Share-based Compensation”

There were no transfers among levels within the fair value hierarchy during the nine months ended September 30, 2013 and October 1, 2012. There were no transfers among levels within the fair value hierarchy during fiscal years 2012 and 2011.

The Company recorded its interest rate cap at fair value in prepaid and other current assets on a recurring basis. The fair value amount was not material.

The fair value of the preferred and common stock subject to put options was determined by adding the fair value of put options to the fair value of common and preferred stock (see Note 17 – Share-based Compensation for the valuation method used for common and preferred stock). The fair value of put options was determined using an option pricing method in a Monte Carlo simulation framework where total equity value at the hypothetical exit event among various equity classes of the Company was simulated and the payoff at the exercise of the put options was calculated based on the exercise price of the put options and the share values in each simulated scenario. The payoff of the put options in all scenarios was averaged and a present value calculated for each valuation date.

Equity values and various assumptions used in estimating the equity value as described in Note 17—Share-based Compensation were consistently used in this valuation. Among the unobservable inputs, changes in equity values and its volatility may have a material impact on the Company’s financial position and results of operation. A 10% increase in volatility and equity value will increase the value of the liability as of September 30, 2013 by approximately $86 thousand and $283 thousand, respectively, which would increase the compensation charge.

A reconciliation from the opening to the closing balances of preferred and common stock subject to put options is as follows:

Reclassification from shareholders equity upon issuance of put option on July 29, 2011	$2,369,659
Expenses recognized in selling, general and administrative expenses	1,118,971

Balance as of January 2, 2012	3,488,630
Expenses recognized in selling, general and administrative expenses	1,023,376
Payment	(941,954)

Balance as of December 31, 2012	3,570,052
Expenses recognized in selling, general and administrative expenses	332,963

Balance as of September 30, 2013	$3,903,015

Financial instruments not included in the table above consist of cash and cash equivalents, trade receivables, other receivables, notes receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, trade receivables, other receivables and accounts payable approximates carrying value because of the short-term nature of the accounts. The fair value of notes receivable was $529,190, $1,003,658, and $1,374,664 as of September 30, 2013, December 31, 2012, and January 2, 2012, respectively, and was based on Level 3 inputs. The fair value of the notes receivable was estimated primarily using a discounted cash flow method based on a discount rate, reflecting the applicable credit spread. The fair value of long-term debt, including the current portion thereof, was $121,821,144, $127,396,644, and $92,560,000 as of September 30, 2013, December 31, 2012, and January 2, 2012, respectively, and was based on Level 3 inputs. The fair value of the long-term debt was estimated primarily using an interest rate lattice model.

Note 14—Accrued and Other Liabilities

Accrued and other liabilities are comprised of the following:

	SEPTEMBER 30, 2013	2012	2011
Accrued payable for POS software licenses	$4,547,515	$—	$—
Accrued compensation and related costs	1,890,873	3,013,104	2,925,259
Gift cards and certificates payable	1,895,516	2,398,755	2,066,160
Deferred system development costs	—	610,750	—
Accrued interest and non-income taxes payable	180,345	326,370	405,203
Convention fund	608,791	56,856	362,962
Advertising and development fund	—	—	839,447
Other	760,432	354,815	482,489

	$9,883,472	$6,760,650	$7,081,520

Note 15—Income Taxes

The components of the provision for (benefit from) income taxes are as follows:

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Current tax provision (benefit)
Federal	$14,637	$(4,812)	$(7,256)	$29,851
State	104,893	62,298	82,746	110,865

	119,530	57,486	75,490	140,716
Deferred tax provision (benefit)
Federal	283,582	(1,121,502)	(882,706)	(336,099)
State	573,904	(72,098)	(74,524)	425,611

	857,486	(1,193,600)	(957,230)	89,512

Total provision (benefit) for income taxes	$977,016	$(1,136,114)	$(881,740)	$230,228

The current and noncurrent components of the net deferred tax assets (liabilities) were as follows:

	SEPTEMBER 30, 2013	2012	2011
Net current deferred income tax asset
Assets
Unearned franchise and development fees	$472,349	$658,424	$483,024
Allowance for uncollectable notes receivable	325,514	161,159	121,010
Advertising, convention, and development fund balance	228,223	33,205	204,842
Compensation accruals	464,352	329,640	282,483
Gift certificate accruals	466,727	245,029	43,727
Other	131,657	20,082	15,047

Total current deferred tax assets	2,088,822	1,447,539	1,150,133

Liabilities
Other	(608,088)	(545,361)	(46,281)

Net current deferred income tax asset	$1,480,734	$902,178	$1,103,852

	SEPTEMBER 30, 2013	2012	2011
Net noncurrent deferred income tax liability
Assets
Asset retirement obligation	$182,550	$146,365	$125,797
Deferred rent	134,024	131,467	106,068
Net operating loss	1,171,562	2,507,953	1,478,296

Total noncurrent deferred tax assets	1,488,136	2,785,785	1,710,161
Liabilities
Fixed asset, goodwill, and intangible asset basis differences	(42,824,379)	(43,054,977)	(42,833,655)
Other	333,233	702,224	397,623

Net noncurrent deferred income tax liability	$(41,003,010)	$(39,566,968)	$(40,725,871)

As of September 30, 2013, the Company had federal and state net operating loss carry forwards of $3,056,196 and $3,099,094, respectively. As of December 31, 2012, the Company had federal and state net operating loss carry forwards of $6,742,809 and $5,083,966, respectively. As of January 2, 2012, the Company had federal and state net operating loss carry forwards of $3,932,013 and $2,755,401, respectively. The federal and state net operating loss carry forwards begin to expire in 2030 and 2015, respectively. The company has federal and state credit carryovers of $7,698 and $5,273 that are a combination of credits that have no expiration date and credits that expire between 2026 and 2027.

At September 30, 2013, the Company had no unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. As of September 30, 2013, the Company had no accrued interest or penalties related to uncertain tax positions. The tax years that remain subject to examination by federal and major states’ taxing jurisdictions are those for the fiscal years ended December 31, 2012, January 2, 2012, and January 3, 2011.

Tax benefits for federal and state net operating loss carry forwards are recorded as an asset to the extent that management assesses the utilization of such assets to be “more likely than not”; otherwise, a valuation allowance is required to be recorded. The Company has looked to future reversals of existing taxable temporary differences in determining that its federal and state net operating loss carry forwards are more likely than not to be utilized prior to their expiration dates. Consequently, no valuation allowance has been recorded for the deferred tax assets. The Company will continue to evaluate the need for a valuation allowance in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowance in the future. The valuation allowance relief recorded in fiscal year 2011 relates exclusively to certain state net operating losses that were not subject to IRC §382 limitations.

A reconciliation of income tax at the United States federal statutory tax rate (using a statutory tax rate of 34%) to income tax expense for the nine months ended September 30, 2013 and October 1, 2012 and for 2012 and 2011 in dollars is as follows:

	NINE MONTHS ENDED		2012	2011
	SEPTEMBER 30, 2013	OCTOBER 1, 2012

Federal income tax provision based on statutory rate	$437,640	$(1,329,474)	$(1,018,710)	$(127,769)
State and local income tax effect	39,719	(6,468)	5,427	61,664
Impact of change in blended state rate	408,287	—	—	292,410
Non-deductible expenses	56,127	123,269	196,710	49,699
Valuation allowance	—	—	—	(31,000)
Tax credits and other	35,243	76,559	(65,167)	(14,776)

Provision (benefit) for income taxes	$977,016	$(1,136,114)	$(881,740)	$230,228

Note 16—Shareholders’ Equity

Preferred stock—The Company’s preferred stock consists of Series A Preferred Shares (the “Series A Preferred Shares”) and Series B Preferred Shares (the “Series B Preferred Shares,” and together with the Series A Preferred Shares, the “Preferred Shares”). The Preferred Shares have a cumulative preferred dividend of 6.00% per year based on an original liquidation value of $36.68 a share. Upon liquidation of the Company, the holders of the Preferred Shares are entitled to receive the unpaid liquidation value plus accreted dividends before any distribution may be made to the holders of common stock. In addition, the Preferred Shares participate in 20% of all remaining earnings if distributed to common stockholders. The unpaid liquidation value of the Series A and Series B Preferred Shares was $28.94 and $36.68 per share, respectively, as of September 30, 2013. In October 2013, the Company paid a dividend of $31.5 million to existing shareholders of preferred stock (see Note 23—Subsequent Event).

The holders of preferred and common stock are entitled to one vote per share solely voting together as a single class, and are not entitled to vote separately as a class on any matter.

Note 17—Share-based Compensation

Restricted common shares—In May 2010, the Company’s Board of Directors approved the 2010 Amended Management Incentive Plan (the “Plan”), which, as amended, reserves 405,108 common shares for equity incentive awards consisting of incentive stock options, non-qualified stock options, restricted stock awards, and unrestricted stock awards. Under the Plan, the Company did not grant any options or awards, but only sold restricted common stock to eligible employees. The Company has issued 358,108, 347,108, and 330,108 shares of restricted common stock under the Plan to eligible employees as of September 30, 2013, December 31, 2012, and January 2, 2012, respectively.

The restricted common stock is subject to either time or performance vesting conditions. Time vesting shares generally vest 20% on each of the five anniversaries of the sale date. Performance vesting shares vest when the Sponsor achieves certain target returns upon a qualified liquidity event. To the extent fair value exceeds the sale price, the excess was recognized as compensation expense as a component of selling, general, and administrative expenses over the requisite service period on a straight line basis for time vesting shares. As it is not yet deemed probable to meet the performance condition, no compensation expense has been recognized related to the performance vesting shares.

For shares sold under the Plan, the Company has a right to repurchase shares from employees who purchased shares in case of certain termination event of employees who purchased shares, qualifying sale, or bankruptcy event of the Company. Vested shares as of the date of these events are repurchased at the value determined by the board of directors of the Company. Unvested shares as of the date of these events, including a grantee’s resignation, are repurchased at the original sale price.

The number and weighted-average sale date fair value for the time and performance vesting shares for key activities during the year are as follows:

	NUMBER OF SHARES OF RESTRICTED COMMON STOCK		WEIGHTED AVERAGE SALE DATE FAIR VALUE
	TIME VESTING	PERFORMANCE VESTING
Unvested, December 31, 2012	148,103	109,266	$3.25
Sold/Granted	10,000	5,000	15.32
Vested	(40,234)	—	1.23
Forfeited/Repurchased	(1,601)	(1,332)	5.34

Unvested, September 30, 2013	116,268	112,934	$4.36

(*) Weighted average sale date fair value in 2012 and 2011 was $10.81 and $1.43 per share, respectively and total fair value of shares vested during the nine months ended September 30, 2013 and October 1, 2012 and for 2012 and 2011 was $49,615, $31,730, $37,159, and $37,238, respectively.

As of September 30, 2013, the total unrecognized stock-based compensation expense relating to shares of unvested time and performance vesting common stock was $390,905 and the remaining weighted average contractual life of unvested time-vesting shares of common stock was 1.7 years.

Unrestricted Preferred Shares and Unrestricted common stock—In June 2011, the Company sold 18,959 shares of Series A Preferred Shares and 10,438 shares of unrestricted common stock to an officer of the Company for an aggregate purchase price of $700,010, of which $547,949 was paid in the form of a stock subscription receivable and was recorded as a reduction of equity. The fair value per share of these Series A Preferred Shares and unrestricted common stock on the date of issuance was $31.26 and $1.27, respectively.

In September 2012, the Company sold 1,264 shares of Series B Preferred Shares and 697 shares of unrestricted common stock to an employee of the Company for an aggregate purchase price of $49,986. The fair value per share of these shares of Series B Preferred Shares and unrestricted common stock on the date of issuance was $26.54 and $7.64, respectively.

Compensation cost and valuation—Total compensation costs recognized in connection with the above-mentioned restricted common stock, unrestricted common stock and Preferred Shares during the nine months ended September 30, 2013 and October 1, 2012 were $55,838 and $25,438, respectively. Total compensation costs recognized for 2012 and 2011 were $91,469 and $64,554, respectively. Income tax benefits recognized during the nine months ended September 30, 2013 and October 31, 2012 were $20,933 and $1,689, respectively. Income tax benefits recognized for 2012 and 2011 were $38,735 and $41,649, respectively.

The valuation of the Company’s common stock and Preferred Shares was based on the principles of option-pricing theory. This approach is based on modeling the value of the various components of an entity’s capital structure as a series of call options on the proceeds expected from the sale of the entity or the liquidation of its assets at some future date. Specifically, each of the preferred and common equity is modeled as a call option on the aggregate value of the Company with an exercise price equal to the liquidation preferences of the more senior securities. In estimating the fair value of the aggregate value of the Company, the Company considered both the income approach and the market approach.

The key inputs required to calculate the value of the common stock using the option-pricing model included the risk free rate, the volatility of the underlying assets, and the estimated time until a liquidation event. The Company applied a marketability discount to the value of common stock based on facts and circumstances at each valuation date.

During the reported periods, the Company assumed the following:

	NINE MONTHS ENDED SEPTEMBER 30, 2013	2012	2011
Risk free rate	0.28~0.50%	0.29~0.57%	0.45~1.28%
Volatility of the underlying assets	35~40%	30~40%	30~35%
Estimated time until a liquidation event	(A)	2.5~3.3 years	3.5~4.0 years
Marketability discount—common stock	(A)	30~35%	35%
Marketability discount—preferred stock	(A)	15~20%	20%

(A)

On July 1, 2013, the Company began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. During the period, 0.5~2.5 years were used as estimated time until a liquidation event and 15~30% and 10~15% of marketability discount were used for common and preferred stock, respectively, depending on an IPO or non-IPO scenarios. As of September 30, 2013, 50% weight was applied to an IPO scenario.

Preferred and common stock subject to put options—In July 2011, the Company entered into a share repurchase and put option agreement with an executive officer, pursuant to which the executive officer has the right and option to have the Company repurchase 74,491 shares of unrestricted preferred stock and 41,075 shares of unrestricted common stock, which the employee previously acquired at fair value, at a redemption value on December 31 of any given calendar year following December 31, 2011 (“Put Option”) after a certain condition is met. In December 2012, the Put Option became exercisable.

The redemption value is defined as the greatest of (i) the fair market value (which includes the amount of accrued dividends on the shares of preferred stock) determined by the board of directors of the Company, (ii) $2,750,083 plus accrued dividends on the shares of preferred stock, or (iii) only in the event that the executive officer no longer serves on the board of directors of the company, the value (which includes the amount of accrued dividends on the shares of preferred stock) determined in connection with the most recent valuation performed for the Company.

The Put Option was considered compensatory in nature as it was entered into in conjunction with an employment agreement modification. Because the Put Option was contained in the terms of the shares, it was determined to not be a freestanding instrument. The Put Option, with a minimum redemption value of $2,750,083 plus accrued dividends on the shares of preferred stock, allows the employee to avoid bearing the full risks and rewards that are normally associated with equity ownership. The combined shares and Put Option were evaluated in accordance with ASC Topic 718 and determined to be a liability-classified instrument on the date the Put Option was granted to the employee. Subsequent changes to the combined fair value of the shares and embedded Put Option are recorded as compensation expense.

The shares and embedded Put Option were recorded at the combined fair value of $3,903,015, $3,570,052, and $3,488,630 as of September 30, 2013, December 31, 2012 and January 2, 2012, respectively, as preferred and common stock subject to put options on the consolidated balance sheets. The Company recognized related stock-based compensation expenses of $332,964 and $937,550 for the nine months ended September 30, 2013 and October 1, 2012, respectively. The Company recognized related stock-based compensation expenses of $1,023,375 and $1,118,971 for 2012 and 2011, respectively. The Company records these expenses in selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Note 18—Earnings per Share (EPS)

The number of shares and earnings per share data (“EPS”) for all periods presented are based on the historical weighted-average shares of common stock outstanding. EPS is computed using the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. The Company’s cumulative preferred stockholders are entitled to participate in 20% of all remaining earnings or dividends if distributed to common stockholders. As such, the Company has calculated EPS using the two-class method.

EPS is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share (“diluted EPS”) is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period, which includes restricted common stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. The following table sets forth the computations of basic and dilutive earnings per share

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Earnings:
Net income (loss)	$310,161	$(3,716,427)	$(2,114,467)	$(606,020)
Less: cumulative Series A and B Preferred dividends not subject to Put Option	(4,844,956)	(4,884,545)	(6,447,997)	(6,582,227)

Net loss available to common stockholders	$(4,534,795)	$(8,600,972)	$(8,562,464)	$(7,188,247)

Shares:
Weighted average common shares outstanding	1,657,103	1,617,568	1,623,171	1,591,262
Dilutive effect of restricted equity awards *	—	—	—	—

Diluted weighted average number of shares outstanding	1,657,103	1,617,568	1,623,171	1,591,262

Loss per share:
Basic loss per share	$(2.74)	$(5.32)	$(5.28)	$(4.52)

Diluted loss per share	$(2.74)	$(5.32)	$(5.28)	$(4.52)

*	Unvested restricted stock was not included in the computation of diluted earnings per share for the nine months ended September 30, 2013 and October 1, 2012 and for 2012 and 2011 since the effect would have been anti-dilutive.

Note 19—Commitments and Contingencies

Operating lease commitments—The Company leases facilities and various office equipment under non-cancelable operating leases which expire through March 2019. Lease terms for its store units are generally for five years with renewal options and generally require the Company to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs.

The Company has entered into various operating leases that it has subleased to franchise owners. These operating leases have minimum base rent terms and contingent rent terms if individual franchise store sales exceed certain levels.

As of September 30, 2013, future minimum payments under the non-cancelable operating leases, excluding contingent rent obligations, are as follows:

		TOTAL LEASE MINIMUM PAYMENTS	SUBLEASE INCOME	NET LEASE MINIMUM PAYMENTS
Fourth quarter	2013	$657,748	$21,489	$636,259
Fiscal years	2014	2,438,966	69,754	2,369,212
	2015	2,151,767	49,769	2,101,998
	2016	1,693,123	2,315	1,690,808
	2017	652,049	—	652,049
	2018	286,680	—	286,680
	Thereafter	189,150	—	189,150

		$8,069,483	$143,327	$7,926,156

Rent expense for the nine months ended September 30, 2013 and October 31, 2012 was $2,368,179 and $1,872,684, respectively. Rent expense for 2012 and 2011 was $2,519,404 and $1,604,675, respectively.

Lease guarantees—The Company is the guarantor for operating leases of six franchise owner store locations, including four locations that the Company is subleasing, that have terms expiring on various dates from October 2013 to January 2016. The obligation from these leases will generally continue to decrease over time as the leases expire. As of September 30, 2013, the Company does not believe it is probable it would be required to perform under the outstanding guarantees. The applicable franchise owners continue to have primary liability for these operating leases.

As of September 30, 2013, future commitments under these leases are as follows:

Fourth Quarter	2013	$42,952
Fiscal Years	2014	87,648
	2015	49,769
	2016	2,315

		$182,685

Legal proceedings—The Company is subject to routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Note 20—Retirement Plans

The Company has a defined contribution benefit plan, qualified under Section 401(k) of the Internal Revenue Code, covering all eligible employees. Plan participants may receive up to a 3.00% matching contribution up to the limits established by the plan and by the Internal Revenue Service and are vested based on years of service. Prior to January 3, 2011, the matching contribution was up to 4.00%. The Company contributed $200,214 and $201,797 for the nine months ended September 30, 2013 and October 1, 2012, respectively. The Company contributed $288,995 and $257,308 for 2012 and 2011, respectively.

Note 21—Related Party Transactions

Advisory services and monitoring agreement—The Company is currently a party to an advisory services and monitoring agreement with the Sponsor. In accordance with the terms of the agreement, the Company pays the related party for ongoing advisory and monitoring services such as management consulting, financial analysis, and other related services. As compensation, the Company has agreed to pay an annual fee of $500,000 in four equal quarterly installments plus direct expenses incurred which are included in selling, general and administrative expenses. The agreement calls for no minimum level of services to be provided and fees paid to the related party can be deferred at the discretion of the related party or if required by the credit facility. In June 2012, the Company made a payment of $1.3 million to the Sponsor for financial advice in connection with the 2012 Recapitalization discussed in Note 10 which is included in deferred finance charges. In the event of an initial public offering or a change of control, the Company will be required to pay the Sponsor an amount not to exceed $1,500,000 based on the discounted value of the remaining payments to be paid according to the terms of the agreement. The agreement expires on December 31, 2020, automatically terminates immediately prior to an initial public offering or a change of control unless the Company and the Sponsor determine otherwise, and may be canceled by the Sponsor at any time.

Employee loans related to share purchases (see Note 17—Share-based Compensation)—In connection with share-based compensation, the Company has made several loans to certain officers and employees of the Company. Loans made in connection with the issuance of the Company’s Preferred Shares or common stock have been recognized in stock subscription receivables as a reduction of equity.

The Company made a loan to an officer on June 6, 2011, for $547,949 bearing interest at an annual rate of 0.55% pursuant to a promissory note dated May 25, 2011 that matures in May 2014, which was subsequently amended on June 1, 2011 in connection with the purchase of the Company’s preferred and common stock. In June 2012, this note was replaced with a promissory note for the same terms and amount.

In September 2012, the Company made two loans to an employee of the Company in connection with the purchase of the Company’s preferred and common stock totaling $82,159 which bear interest at the rate of 0.88% and mature on September 13, 2017.

In December 2012, the Company made an aggregate of $257,364 of 90-day loans to an officer and two employees of the Company in connection with the purchase of the Company’s common stock. The notes plus accrued interest were subsequently replaced in March 2013 with notes totaling $257,516, maturing on the earlier of 30 days prior to the effective date of any Form S-1 filed by the Company or November 2015. The notes bear interest at the rate of 0.22%.

In March 2013, the Company made a loan of $54,220 to an employee of the Company. In June 2013, the Company made a loan of $59,244 to an employee of the Company. Both loans were made in connection with the purchase of the Company’s common stock and bear interest at the rate of 0.22% and mature in March 2016 and May 2016, respectively.

As of September 30, 2013, December 31, 2012, and January 2, 2012, the Company had stock subscription receivables of $1,001,088, $887,472, and $547,949, respectively.

Notes receivable (see Note 9—Notes Receivable)—On August 18, 2009, the Company obtained a note receivable from a third party in connection with the sale and refranchising of Company-owned stores. Subsequently, in March 2011 a member of the third party became an employee of the Company. The Company’s related party notes receivable related to this transaction had an outstanding balance of $450,514, $471,022, and $487,955 as of September 30, 2013, December 31, 2012, and January 2, 2012, respectively. Based on repayment terms modified in September 2013, the note matures in 2020 and bears interest at 9.0% annually.

In November 2012, a loan of $40,000 was made to an employee of the Company under a promissory note permitting the employee to borrow $40,000 per year up to a maximum of $120,000. The notes mature on the earlier of September 13, 2017 or November 18, 2017, respectively, or 30 days prior to the effective date of any Form S-1 filed by the Company. Each note bears interest at the rate of 0.88%. As of December 31, 2012 and September 30, 2013, $40,000 was drawn against the full $120,000 available commitment.

Note 22—Segment Information

The Company has the following reportable segments: (i) Domestic Company Stores; (ii) Domestic Franchise; and (iii) International. The Domestic Company Stores segment includes operations with respect to company-owned stores in the United States and derives its revenues from retail sales of pizza and side items to the general public. The Domestic Franchise segment includes operations with respect to franchise stores in the United States and derives its revenues from franchise and development fees and the collection of franchise royalties from the Company’s franchise owners located in the United States. The International segment includes operations related to the Company’s operations outside the United States and derives its revenues from franchise and development fees and the collection of franchise royalties located outside the United States.

The Company’s reportable segments are organized based on how the Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources. The accounting policies of the reportable segments are the same as those described in Note 2—Summary of Significant Accounting Policies. The Company evaluates the profitability of its segments based on operating income.

The following table summarizes information on profit or loss for each of our reportable segments:

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Revenues
Domestic Company Stores	$27,807,439	$20,724,320	$28,812,756	$15,618,852
Domestic Franchise	29,186,258	27,379,437	37,998,275	36,115,118
International	849,079	61,381	105,102	187,985
Other	—	—	—	—

Total	$57,842,776	$48,165,138	$66,916,133	$51,921,955

Segment Operating Income (Loss)
Domestic Company Stores	$(111,280)	$396,669	$665,020	$(350,665)
Domestic Franchise	9,845,377	9,931,754	14,286,077	12,204,442
International	112,064	(567,570)	(584,082)	(193,943)
Other	(1,000,795)	(1,386,525)	(1,608,609)	(1,767,564)

Total	$8,845,366	$8,374,328	$12,758,406	$9,892,270

Depreciation and amortization
Domestic Company Stores	$1,646,368	$1,035,391	$1,408,132	$600,547
Domestic Franchise	3,567,199	3,570,745	4,745,203	5,165,911
International	25,955	25,024	33,676	31,616
Other	—	—	—	—

Total	$5,239,522	$4,631,160	$6,187,011	$5,798,074

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Interest expense
Domestic Company Stores	$1,100,805	$581,308	$792,272	$38,349
Domestic Franchise	60	18	19	521
International	—	—	—	—
Other	6,488,210	7,272,018	9,669,771	10,371,334

Total	$7,589,075	$7,853,344	$10,462,062	$10,410,204

Interest income
Domestic Company Stores	$(31,203)	$—	$—	$(4)
Domestic Franchise	(7,357)	(41,534)	(55,173)	(69,073)
International	(26,454)	(29,540)	(38,420)	(114,002)
Other	—	—	—	—

Total	$(65,014)	$(71,074)	$(93,593)	$(183,079)

Provision (benefit) for income taxes
Domestic Company Stores	$—	$—	$—	$—
Domestic Franchise	6,939	4,636	—	—
International		—	—	—
Other	970,077	(1,140,750)	(881,740)	230,228

Total	$977,016	$(1,136,114)	$(881,740)	$230,228

	SEPTEMBER 30, 2013	2012	2011
Total assets
Domestic Company Stores	$18,710,180	$16,370,102	$12,672,263
Domestic Franchise	137,784,088	136,768,569	142,134,413
International	497,321	896,305	1,446,273
Other (*)	91,972,267	92,581,834	92,132,632

Total	$248,963,856	$246,616,811	$248,385,581

(*)	Other assets which are not allocated to the individual segments primarily include trade names & trademarks and unamortized deferred financing charges.

All long-lived assets are held within the United States. The following table summarizes revenues by geographic area:

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012	2012	2011
Revenues
United States	$56,993,697	$48,103,757	$66,811,031	$51,733,970
International	849,079	61,381	105,102	187,985

Total	$57,842,776	$48,165,138	$66,916,133	$51,921,955

Note 23—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

Prior to September 30, 2013, the Company entered into three letters of intent with Soelson, Inc., KK Great Pizza LLC, and TBD, Inc. to purchase nine franchised stores for $6.8 million cash and a $3.0 million note payable. The Company completed the acquisition of one store in Colorado on October 15, 2013, three stores in Minnesota and one in Wisconsin on November 4, 2013, and anticipates closing on the remaining four stores located in Idaho during December 2013.

On October 25, 2013, the Company entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility. The proceeds were used to repay our existing long-term debt of $121.8 million plus accrued interest, to pay $31.5 million to existing holders of our Preferred Shares, and to fund up to $8.9 million in potential acquisitions under consideration, with the remaining balance used to pay financing fees and other general corporate purposes. Closing and structuring fees of $3.4 million were incurred as a result of this transaction including a payment of $1.8 million to the Sponsor in connection with the advisory services and monitoring agreement (see Note 21—Related Party Transactions), which will be capitalized and amortized over the duration of the new loans. The new senior secured term loan has a maturity of five years, with a variable interest rate of LIBOR plus 5.75% and terms substantially similar to the 2012 senior credit facility it replaced.

Mandatory minimum term amortization loan payments of $417,500 are due at the end of each fiscal quarter commencing on April 1, 2014. Maturities on the first lien credit facility debt consist of the following:

Fiscal Years	2014	$1,670,000
	2015	1,670,000
	2016	1,670,000
	2017	1,670,000
	2018	160,320,000

		$167,000,000

On November 11, 2013, the Company completed the sale and refranchising of nine company-owned stores for $900,000, including franchise fees of $135,000, for cash of $125,000 and a one-year note of $775,000.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Statements of Operations and Comprehensive Income (Loss)

	NINE MONTHS ENDED SEPTEMBER 30, 2013	FISCAL YEAR 2012	FISCAL YEAR 2011
Equity in earnings (losses) of subsidiaries	$1,587,114	$(2,831,595)	$(340,896)
Selling, general, and administrative expense	266,331	65,760	—

OPERATING INCOME (LOSS)	1,320,783	(2,897,355)	(340,896)
Other expense	40,545	105,325	34,896

INCOME (LOSS) BEFORE INCOME TAXES	1,280,238	(3,002,680)	(375,792)
(Provision) benefit for income taxes	(970,077)	888,213	(230,228)

NET INCOME (LOSS)	310,161	(2,114,467)	(606,020)

OTHER COMPREHENSIVE INCOME (LOSS)	157	3,866	(26,611)

TOTAL COMPREHENSIVE INCOME (LOSS)	$310,318	$(2,110,601)	$(632,631)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Balance Sheets

	SEPTEMBER 30, 2013	DECEMBER 31, 2012	JANUARY 2, 2012

ASSETS

CURRENT ASSETS
Prepaid expenses and other current assets	$251,440	$93,768	$133,494
Due from consolidated affiliates	2,851,537	2,776,146	631,216
Current deferred tax asset	1,480,734	902,178	1,097,426

Total current assets	4,583,711	3,772,092	1,862,136
Investment in affiliates	104,743,408	103,305,384	142,554,061

Total assets	$109,327,119	$107,077,476	$144,416,197

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other current liabilities	$94,967	$10,659	$142

Total current liabilities	94,967	10,659	142
Preferred and common stock subject to put options (74,491 Series A preferred shares outstanding and 41,075 common shares outstanding as of all balance sheet dates)	3,903,015	3,570,052	3,488,630
Deferred tax liability	41,003,010	39,566,968	40,719,201

Total liabilities	45,000,992	43,147,679	44,207,973

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Series A preferred stock ($0.01 par value; 3,000,000 shares authorized; 2,779,318, 2,779,318, and 2,780,675 shares issued and outstanding, respectively (aggregate liquidation preference $90,814,123, $86,014,039, and $115,374,327, respectively))	79,855,892	79,855,892	102,001,572
Series B preferred stock ($0.01 par value; 1,000,000 shares authorized, 26,551, 26,551, and zero shares issued and outstanding, respectively (aggregate liquidation preference $1,051,772, $1,005,950, and zero, respectively))	1,002,875	1,002,875	—
Common stock ($0.01 par value; 3,000,000 shares authorized; 1,905,262, 1,894,262, 1,863,370 shares issued and outstanding, respectively)	19,052	18,942	18,633

Additional paid-in capital	633,799	420,028	1,229,053
Stock subscription receivable	(1,001,088)	(887,472)	(547,949)
Accumulated other comprehensive income (loss)	2,170	2,013	(1,853)
Accumulated deficit	(16,186,573)	(16,482,481)	(2,491,232)

Total shareholders’ equity	64,326,127	63,929,797	100,208,224

Total liabilities and shareholders’ equity	$109,327,119	$107,077,476	$144,416,197

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Statements of Cash Flows

	NINE MONTHS ENDED SEPTEMBER 30, 2013	FISCAL YEAR 2012	FISCAL YEAR 2011
OPERATING ACTIVITIES
Net Income (Loss)	$310,161	$(2,114,467)	$(606,020)
Equity in (earnings) loss of subsidiaries	(1,587,114)	2,831,595	340,896
Change in operating assets and liabilities
Due from consolidated affiliates	(75,391)	(2,144,930)	(69,093)
Prepaid expenses and other current assets	(157,672)	39,726	57,823
Other current liabilities	84,308	10,517	(899,973)
Preferred and common stock subject to put options	332,963	81,422	1,057,000
Deferred taxes	857,486	(956,985)	89,512

Net cash from operating activities	(235,259)	(2,253,122)	(29,855)

INVESTING ACTIVITIES
Investment in subsidiary	(56,579)	(1,064,336)	(217,870)
(Deemed) dividend from subsidiary	261,507	37,572,886	466,004

Net cash from investing activities	204,928	36,508,550	248,134

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	—	955,131	81,995
Issuance of common stock	56,579	109,205	135,875
Redemptions of common stock	(26,405)	(116,857)	(114,361)
Redemptions of preferred stock	—	(44,582)	(295,177)
Payment of preferred dividends	—	(13,055,783)	—
Return of invested capital	—	(22,106,408)	—

Net cash from financing activities	30,174	(34,259,294)	(191,668)

Effect of exchange rate fluctuations on cash	157	3,866	(26,611)
Net increase (decrease) in cash	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$—

Papa Murphy Holdings, Inc.

Parent Company Information

Notes to Condensed Financial Information

Note 1—Basis of Presentation

Papa Murphy’s Holdings, Inc. (the Parent Company) is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries.

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the notes to the consolidated financial statements Papa Murphy’s Holdings, Inc. and subsidiaries included elsewhere herein.

Note 2—Dividends

A cash dividend of zero, $35,162,191, and zero was declared and paid to the Series A Preferred holders of the Parent Company during the nine months ended September 30, 2013, and the fiscal years 2012 and 2011, respectively. In order to fund the dividend, a dividend was paid to the Parent Company from its subsidiaries. See Note 11—Financing Arrangements of the Company’s consolidated financial statements for a discussion of the dividend restriction under the debt covenants.

Schedule II—Valuation and Qualifying Accounts

Papa Murphy’s Holdings, Inc. and Subsidiaries

	BALANCE AT BEGINNING OF PERIOD	PROVISION (BENEFIT)	ADDITIONS (DEDUCTIONS) *	BALANCE AT END OF PERIOD
Nine months ended September 30, 2013
Allowance for trade and other receivables	$60,643	$—	$(24,528)	$36,115
Allowance for notes receivable	434,158	434,158	—	868,316

Total	$494,801	$434,158	$(24,528)	$904,431

Fiscal year 2012
Allowance for trade and other receivables	$35,312	$24,000	$1,331	$60,643
Allowance for notes receivable	325,996	434,158	(325,996)	434,158

Total	$361,308	$458,158	$(324,665)	$494,801

Fiscal year 2011
Allowance for trade and other receivables	$37,716	$25,996	$(28,400)	$35,312
Allowance for notes receivable	325,996	—	—	325,996

Total	$363,712	$25,996	$(28,400)	$361,308

*	Represents write-offs and recoveries of bad debt

REPORT OF INDEPENDENT AUDITORS

To the Stockholders

TBD Business Group

Report on Financial Statements

We have audited the accompanying combined financial statements of TBD Business Group, which comprise the combined balance sheet as of December 31, 2012 and January 2, 2012, and the related combined statements of income, business equity, and cash flows for the fiscal years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of TBD Business Group as of December 31, 2012 and January 2, 2012, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon

November 22, 2013

TBD BUSINESS GROUP

Combined Balance Sheets

As of December 31, 2012 and January 2, 2012

	DECEMBER 31, 2012	JANUARY 2, 2012
Assets
Current assets:
Cash	$2,325	$2,325
Inventories	29,830	34,176
Prepaid rent	8,224	11,328

Total current assets	40,379	47,829
Property and equipment, net	257,548	251,604
Intangible assets, net of accumulated amortization of $285,203 and $216,620	466,196	510,779

Total assets	$764,123	$810,212

Liabilities and Business Equity
Current liabilities:
Accounts payable	$15,580	$25,456
Accrued expenses	26,877	25,372
Current maturities of long-term debt	77,575	74,242

Total current liabilities	120,032	125,070
Asset retirement obligations	37,659	34,878
Deferred lease incentives	32,100	26,400
Long-term debt	172,847	250,422

Total liabilities	362,638	436,770
Business equity	401,485	373,442

Total liabilities and business equity	$764,123	$810,212

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Income

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Restaurant sales, net	$4,434,688	$4,292,904

Costs and expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	1,664,754	1,681,556
Compensation and benefits	872,613	890,474
Franchise royalties	221,738	214,615
Advertising	324,029	290,668
Occupancy	217,260	209,374
Other restaurant operating expenses	125,787	145,960

Total restaurant operating costs	3,426,181	3,432,647
General and administrative costs	74,044	78,054
Depreciation and amortization	108,521	95,505

Total costs and expenses	3,608,746	3,606,206

Operating income	825,942	686,698
Interest expense	12,689	16,445

Net income	$813,253	$670,253

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Business Equity

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Business equity, beginning of year	$373,442	$313,894
Net income	813,253	670,253
Net transfers to TBD, Inc.	(785,210)	(610,705)

Business equity, end of year	$401,485	$373,442

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Cash Flows

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Cash flows from operating activities:
Net income	$813,253	$670,253
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	108,521	95,505
Accretion expense of asset retirement obligations	2,780	2,577
Changes in current assets and liabilities:
Inventories	4,346	(4,143)
Prepaid rent	3,104	881
Accounts payable and accrued expenses	(2,671)	44,962

Net cash from operating activities	929,333	810,035

Cash flows from investing activities:
Purchase of property and equipment	(45,881)	(137,654)
Franchise fee renewals	(24,000)	—

Net cash from investing activities	(69,881)	(137,654)

Cash flows from financing activities:
Payments on long-term debt	(74,242)	(61,676)
Net transfers to TBD, Inc	(785,210)	(610,705)

Net cash from financing activities	(859,452)	(672,381)

Net change in cash	—	—
Cash, beginning of year	2,325	2,325

Cash, end of year	$2,325	$2,325

See accompanying notes

TBD BUSINESS GROUP

Notes to Combined Financial Statements

1. Background and Basis of Presentation

Background

TBD, Inc. (“Parent”), which is wholly owned by two stockholders, operates seven Papa Murphy’s Take ‘N’ Bake pizza stores under a franchise agreement with Papa Murphy’s International LLC. In September 2013, the Parent entered into a Letter of Intent to sell four of its seven pizza stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., which owns Papa Murphy’s International LLC. TBD Business Group (“the Company”) is comprised of the four pizza stores to be sold.

Basis of Presentation

The combined financial statements of the Company have been derived from TBD, Inc.’s financial statements and accounting records using the historical results of operations, financial position and cash flows attributable to the four stores. The combined financial statements include allocations of certain corporate expenses incurred for support functions that are provided on a centralized basis within the Parent and not recorded at the store level, such as expenses related to finance, management, human resources, transportation and other administrative expenses. The costs of such services have been allocated to the Company primarily based on relative percentage of revenue. Management believes such allocations are reasonable. Nevertheless, the combined financial statements may not be indicative of the Company’s future performance and may not reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a stand-alone company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cash is managed centrally and working capital requirements are met from cash generated from each store. Accordingly, the cash and cash equivalents held by Parent at the corporate level were not attributed to the Company for any of the periods presented. The Company reflects transfers of cash to and from Parent’s main cash account as a component of Business Equity.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined financial statements:

Principles of Combination

The combined financial statements include the assets, liabilities and operations of the Company’s business that will be sold to Papa Murphy’s Company Stores, Inc. as well as certain allocations discussed above. Any significant intercompany transactions and balances between and among the four stores have been eliminated in combination.

Fiscal year

To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2012 and 2011 were 52 week years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Cash

Cash includes amounts used in the day to day operations of the business and deposits held on account with FDIC insured financial institutions.

Inventories

Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income.

The Company recognized no impairment of property and equipment assets for the fiscal years ended December 31, 2012 and January 2, 2012.

Intangible Assets

The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights and the renewal of franchise rights, are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years.

The Company recognized no impairment of intangible assets for the fiscal years ended December 31, 2012 and January 2, 2012.

Amortization expense for the fiscal years ended December 31, 2012 and January 2, 2012 were $68,584 and $67,408, respectively. The estimated future amortization expense of amortizable intangible assets as of December 31, 2012 is as follows:

Fiscal years 2013	$69,990
2014	69,990
2015	69,269
2016	68,990
2017	68,990
Thereafter	118,967

$466,196

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets with finite useful lives, are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable restaurant sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is typically an individual restaurant. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Revenue Recognition

Retail sales from restaurants are recognized as revenue when the product is purchased by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (IRC). Under these provisions, the Company generally will not pay federal corporate taxes on income. Instead, its earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based upon personal income tax rates.

The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s combined financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As of December 31, 2012 and 2011, the Company had no uncertain tax positions. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Asset Retirement Obligations (ARO)

AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the combined statement of income. The Company has recorded an ARO liability of $37,659 and $34,878 as of December 31, 2012 and January 2, 2012, respectively.

Advertising Costs

The Company expenses advertising costs when incurred. For the fiscal years ended December 31, 2012 and January 2, 2012 advertising costs were $324,029 and $290,668, respectively.

3. Property and Equipment

Property and equipment are comprised of the following:

	DECEMBER 31, 2012	JANUARY 2, 2012
Leasehold improvements	$280,175	$267,108
Restaurant equipment and fixtures	472,678	439,863

	752,853	706,971
Less accumulated depreciation	495,305	455,367

	$257,548	$251,604

Depreciation expense was $39,937 and $28,097 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

4. Accrued Expenses

Accrued expenses are comprised of the following:

	DECEMBER 31, 2012	JANUARY 2, 2012
Sales taxes and other	$20,577	$22,072
Current portion of deferred lease incentive	6,300	3,300

	$26,877	$25,372

5. Long-Term Debt

The Parent’s long-term debt was incurred to purchase three stores in 2009, one of which is part of the Company. The Parent’s debt and related interest is allocated to the Company based on the relative purchase price of the Company’s one store compared to the Parent’s total purchase price of all three stores. The debt bears interest at 4.29% and matures in 2014. Assets of the Parent, including assets of the Company’s four stores, are pledged as collateral to the debt. Future maturities of principal allocated to the Company are 2013: $77,575; 2014: $172,847.

6. Commitments and Contingencies

As of December 31, 2012, the Company leased four store locations under operating leases that expire between 2014 and 2021. Future minimum payments under these non-cancelable leases are as follows:

2013	$140,918
2014	102,967
2015	100,530
2016	104,700
2017	61,771
Thereafter	82,094

$592,980

Rent expense totaled $162,549 and $162,461 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

7. Related Party Transactions

The Parent provides certain corporate support functions such as finance, management, human resources, transportation and other administrative expenses and related corporate overhead costs were allocated to the Company, primarily based on relative percentage of revenue. Such that operating and corporate overhead costs allocated to the Company were $141,698 and $139,426 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

As the Parent manages cash centrally, the Company transfers cash generated from each store to the Parent on a periodic basis. Amount of net cash transferred to the Parent was $785,210 and $610,705 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

8. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the combined financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the combined balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s combined financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before combined financial statements are issued.

The Company has evaluated subsequent events through November 22, 2013, which is the date the combined financial statements were available to be issued.

On November 4, 2013, the Parent entered into a Purchase and Sale Agreement to sell the Company, consisting of the four stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor for $7,000,000 plus working capital. The Company expects to close on the sale in December 2013.

TBD BUSINESS GROUP

Combined Balance Sheets (Unaudited)

As of September 30, 2013 and December 31, 2012

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
ASSETS
Current assets:
Cash	$2,325	$2,325
Inventories	36,140	29,830
Prepaid rent	8,224	8,224

Total current assets	46,689	40,379
Property and equipment, net	243,905	257,548
Intangible assets, net of accumulated amortization of $337,685 and $285,203	413,715	466,196

TOTAL ASSETS	$704,309	$764,123

LIABILITIES AND BUSINESS EQUITY
Current liabilities:
Accounts payable	$14,281	$15,580
Accrued expenses	38,149	26,877
Current maturites of long-term debt	192,562	77,575

Total current liabilities	244,992	120,032

Asset retirement obligations	39,884	37,659
Deferred lease incentives	26,550	32,100
Long-term debt		172,847

Total liabilities	311,426	362,638
Business equity	392,883	401,485

TOTAL LIABILITIES AND BUSINESS EQUITY	$704,309	$764,123

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Income (Unaudited)

For the 39 weeks Ended September 30, 2013 and October 1, 2012

	39 WEEKS ENDED SEPTEMBER 30, 2013	39 WEEKS ENDED OCTOBER 1, 2012
Restaurant sales, net	$3,263,287	$3,261,200

Costs and expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	1,237,208	1,200,598
Compensation and benefits	661,125	648,781
Franchise royalties	163,463	163,064
Advertising	253,381	231,793
Occupancy	169,769	168,229
Other restaurant operating expenses	98,748	93,746

Total restaurant operating costs	2,583,694	2,506,211
General and administrative costs	58,252	59,098
Depreciation and amortization	86,226	80,029

Total costs and expenses	2,728,172	2,645,338

Operating income	535,115	615,862
Interest expense	7,339	9,836

Net income	$527,776	$606,026

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Business Equity (Unaudited)

For the 39 weeks Ended September 30, 2013

Business equity, December 31, 2012	$401,485
Net Income	527,776
Net transfers to TBD, Inc.	(536,378)

Business equity, September 30, 2013	$392,883

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Cash Flows (Unaudited)

For the 39 weeks Ended September 30, 2013 and October 1, 2012

	39 WEEKS ENDED SEPTEMBER 30, 2013	39 WEEKS ENDED OCTOBER 1, 2012
Cash flows from operating activities:
Net income	$527,776	$606,026
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	86,226	80,029
Accretion expense of asset retirement obligations	2,225	2,065
Changes in current assets and liabilities:
Inventories	(6,310)	3,253
Prepaid rent	—	(289)
Accounts payable and accrued expenses	4,423	25,956

Net cash from operating activities	614,340	717,040

Cash flows from investing activities:
Purchase of property and equipment	(20,102)	(37,351)

Net cash from investing activities	(20,102)	(37,351)

Cash flows from financing activities:
Payments on long-term debt	(57,860)	(55,362)
Net transfers to TBD, Inc	(536,378)	(624,327)

Net cash from financing activities	(594,238)	(679,689)

Net change in cash	—	—
Cash, beginning of period	2,325	2,325

Cash, end of period	$2,325	$2,325

See accompanying notes

TBD BUSINESS GROUP

Notes to Unaudited Combined Financial Statements

1. Background and Basis of Presentation

Background

TBD, Inc. (“Parent”), which is wholly owned by two stockholders, operates seven Papa Murphy’s Take ‘N’ Bake pizza stores under a franchise agreement with Papa Murphy’s International LLC. In September 2013, the Parent entered into a Letter of Intent to sell four of its seven pizza stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., which owns Papa Murphy’s International LLC. TBD Business Group (“the Company”) is comprised of the four pizza stores to be sold.

Basis of Presentation

The combined unaudited financial statements of the Company have been derived from TBD, Inc.’s financial statements and accounting records using the historical results of operations, financial position and cash flows attributable to the four stores. The combined financial statements include allocations of certain corporate expenses incurred for support functions that are provided on a centralized basis within the Parent and not recorded at the store level, such as expenses related to finance, management, human resources, transportation and other administrative expenses. The costs of such services have been allocated to the Company primarily based on relative percentage of revenue. Management believes such allocations are reasonable. Nevertheless, the combined financial statements may not be indicative of the Company’s future performance and may not reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a stand-alone company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cash is managed centrally and working capital requirements are met from cash generated from each store. Accordingly, the cash and cash equivalents held by Parent at the corporate level were not attributed to the Company for any of the periods presented. The Company reflects transfers of cash to and from Parent’s main cash account as a component of Business Equity.

The unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the Company’s combined financial statements and related notes as of December 31, 2012 and January 2, 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended September 30, 2013 and October 1, 2012, presented herein are not necessarily indicative of the results that may be expected for the year ending December 30, 2013.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined financial statements:

Principles of Combination

The combined financial statements include the assets, liabilities and operations of the Company’s business that will be sold to Papa Murphy’s Company Stores, Inc. as well as certain allocations discussed above. Any significant intercompany transactions and balances between and among the four stores have been eliminated in combination.

Fiscal year

To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. The period ended September 30, 2013 consisted of 39 weeks that began on January 1, 2013. The period ended October 2, 2012 consisted of 39 weeks that began on January 3, 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Cash

Cash includes amounts used in the day to day operations of the business and deposits held on account with FDIC insured financial institutions.

Inventories

Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income.

The Company recognized no impairment of property and equipment assets for the 39 weeks ended September 30, 2013 and October 1, 2012.

Intangible Assets

The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights and the renewal of franchise rights, are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years.

The Company recognized no impairment of intangible assets for the 39 weeks ended September 30, 2013 and October 1, 2012.

Amortization expense for the 39 weeks ended September 30, 2013 and October 1, 2012 were $52,482 and $51,315, respectively. The estimated future amortization expense of amortizable intangible assets for the 12-month periods following September 30, 2013 is as follows:

2014	69,990
2015	69,269
2016	68,990
2017	68,990
2018	68,990
Thereafter	67,486

$413,715

Impairment of long-lived assets

Long-lived assets, such as property and equipment and intangible assets with finite useful lives, are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable restaurant sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is typically an individual restaurant. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Revenue Recognition

Retail sales from restaurants are recognized as revenue when the product is purchased by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (IRC). Under these provisions, the Company generally will not pay federal corporate taxes on income. Instead, its earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based upon personal income tax rates.

The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s combined financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As of September 30, 2013 and October 1, 2012, the Company had no uncertain tax positions. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Asset Retirement Obligations (ARO)

AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the combined statement of income. The Company has recorded an ARO liability of $39,884 and $37,659 as of September 30, 2013 and October 1, 2012, respectively.

Advertising costs

The Company expenses advertising costs when incurred. For September 30, 2013 and October 1, 2012, advertising costs were $253,381 and $231,793, respectively.

3. Property and Equipment

Property and equipment are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Leasehold improvements	$280,175	$292,447
Restaurant equipment and fixtures	492,784	460,406

	772,959	752,853
Less accumulated depreciation	529,054	495,305

	$243,905	$257,548

Depreciation expense was $33,744 and $29,119 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

4. Accrued expenses

Accrued expenses are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Sales taxes and other	$31,849	$20,577
Current portion of deferred lease incentive	6,300	6,300

	$38,149	$26,877

5. Long-term debt

The Parent’s long-term debt was incurred to purchase three stores in 2009, one of which is part of the Company. The Parent’s debt and related interest is allocated to the Company based on the relative purchase price of the Company’s one store compared to the Parent’s total purchase price of all three stores. The debt bears interest at 4.29% and matures in 2014. Assets of the Parent, including assets of the Company’s four stores, are pledged as collateral to the debt. Future maturities of principal allocated to the Company for the 12-month period following September 30, 2013 total $192,562.

6. Commitments and Contingencies

As of September 30, 2013, the Company leased four store locations under operating leases that expire between 2014 and 2021. Future minimum payments for the 12-month periods following September 30, 2013 under these non-cancelable leases are as follows:

2014	113,353
2015	100,089
2016	103,603
2017	81,514
2018	26,625
Thereafter	62,125

$487,309

Rent expense totaled $123,088 and $117,594 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

7. Related Party Transactions

The Parent provides certain corporate support functions such as finance, management, human resources, transportation and other administrative expenses and related corporate overhead costs were allocated to the Company, primarily based on relative percentage of revenue. Such that operating and corporate overhead costs allocated to the Company were $129,413 and $109,242 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

As the Parent manages cash centrally, the Company transfers cash generated from each store to the Parent on a periodic basis. Amount of net cash transferred to the Parent was $536,378 for the 39 weeks ended September 30, 2013.

8. Subsequent Event

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the combined financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the combined balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s combined financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before combined financial statements are issued.

The Company has evaluated subsequent events through November 22, 2013, which is the date the combined financial statements were available to be issued.

On November 4, 2013, the Parent entered into a Purchase and Sale Agreement to sell the Company, consisting of the four stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor for $7,000,000 plus working capital. The Company expects to close on the sale in December 2013.

REPORT OF INDEPENDENT AUDITORS

To the Members

KK Great Pizza, LLC

Report on Financial Statements

We have audited the accompanying financial statements of KK Great Pizza, LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, members’ equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KK Great Pizza, LLC as of December 31, 2012, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon

October 29, 2013

KK GREAT PIZZA, LLC

Balance Sheet

As of December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$203,022
Inventories	18,917
Prepaid expenses and other current assets	35,259

Total current assets	257,198
Property and equipment, net	92,140
Intangible assets, net of accumulated amortization of $6,778	13,222

Total assets	$362,560

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$74,026
Accrued expenses	93,489

Total current liabilities	167,515
Asset retirement obligations	34,294

Total liabilities	201,809
Members’ equity	160,751

Total liabilities and members’ equity	$362,560

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Income

For the Fiscal Year Ended December 31, 2012

Restaurant sales, net	$2,926,917

Costs and expenses
Cost of food and packaging	1,006,752
Compensation and benefits	707,264
Franchise royalties	146,478
Advertising and related costs	225,024
Occupancy	227,788
Other operating expenses	107,874
General and administrative costs	150,856
Depreciation and amortization	30,187

Total costs and expenses	2,602,223

Net income	$324,694

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Members’ Equity

For the Fiscal Year Ended December 31, 2012

Members’ equity, beginning of year	$179,670
Net income	324,694
Distribution to members	(343,613)

Members’ equity, end of year	$160,751

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Cash Flows

For the Fiscal Year Ended December 31, 2012

Cash flows from operating activities
Net income	$324,694
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	30,187
Accretion expense of asset retirement obligation	2,678
Changes in current assets and liabilities:
Inventories	4,452
Prepaid expenses and other current assets	(219)
Accounts payable	(12,967)
Accrued expenses	205

Net cash from operating activities	349,030

Cash flows from investing activities
Franchise fee renewal	(5,000)

Net cash from investing activities	(5,000)

Cash flows from financing activities:
Distributions to members	(343,613)

Net cash from financing activities	(343,613)

Net increase in cash	417
Cash, beginning of year	202,605

Cash, end of year	$203,022

See accompanying notes.

KK GREAT PIZZA, LLC

Notes to Financial Statements

Note 1—Summary of Significant Accounting Policies

KK Great Pizza, LLC (“the Company”) was organized in Minnesota in September 2000 and operates four Papa Murphy’s Take and Bake Pizza stores in Minnesota and Wisconsin. The Company is wholly-owned by two Members. The Members each own 50% interest in the Company, respectively.

Fiscal Year—To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Fiscal year 2012 was a 52 week year.

Cash and Cash Equivalents—Cash equivalents include liquid investments with remaining maturities of three months or less when purchased.

Inventories—Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment—Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements, and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of property and equipment assets for the fiscal year ended December 31, 2012.

Intangible Assets—The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years. The Company reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of intangible assets for the fiscal year ended December 31, 2012.

Amortization expense for the year ended December 31, 2012 was $3,281. The estimated future amortization expense of amortizable intangible assets as of December 31, 2012 is as follows:

Fiscal years 2013	$2,500
2014	2,500
2015	2,500
2016	2,500
2017	1,722
Thereafter	1,500

$13,222

The weighted average amortization period for the intangible assets is approximately 8.75 years.

Revenue Recognition—Retail sales from restaurants are recognized as revenues when the product is purchased by the customer.

Income Taxes—The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the Members in their respective tax returns.

Distributions to Members—Guaranteed payments to Members that are intended as compensation for services rendered are accounted for as company expenses rather than as distributions.

The Company customarily makes payment on a quarterly basis to Members to pay their estimated personal federal and state income tax liabilities generated by the operations of the Company, which is accounted for as distributions to members.

Asset Retirement Obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of income. As of December 31, 2012, the Company has recorded an ARO liability of $34,294.

Advertising—Advertising costs are expensed as incurred. For 2012, advertising costs were $225,024.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Note 2—Property and Equipment

Property and equipment are comprised of the following:

2012
Leasehold improvements	$251,980
Restaurant equipment and fixtures	300,488

552,468
Less accumulated depreciation	460,328

Total	$92,140

Depreciation expense was $26,906 for the fiscal year ended December 31, 2012.

Note 3—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

2012
Prepaid rent	$15,506
Prepaid franchise fee	15,000
Prepaid insurance	4,253
Utility deposit	500

Total	$35,259

Note 4—Accrued Expenses

Accrued expenses are comprised of the following:

2012
Accrued compensation and benefits	$90,963
Sales taxes and other	2,526

Total	$93,489

Note 5—Commitments and Contingencies

As of December 31, 2012, the Company leased four store locations under operating leases that expire between 2013 and 2019. Future minimum payments under these non-cancelable leases, including payments during the renewal term of the renewed lease, are as follows:

2013	$124,075
2014	119,568
2015	120,519
2016	123,526
2017	96,516
Thereafter	287,698

Total	$871,902

Rent expense totaled $127,909 for the fiscal year ended December 31, 2012.

Note 6—Employee Benefit Plans

The Company maintains a salary deferral plan under the provisions of Section 401(k) of the Internal Revenue Code, whereby participating employees may defer a portion of their gross wages. The Company provides a matching contribution under the plan. Company matching contributions for the fiscal year ending December 31, 2012 were approximately $8,000.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through October 29, 2013, which is the date the financial statements were available to be issued.

During June 2013, the Company elected to not open a store in the River Falls location. The Company elected to forfeit the franchise fee deposit of $15,000 in connection with this decision.

During August 2013, the Company agreed to sell substantially all of the assets of the Company to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor. The Company expects to close on the sale on November 4, 2013.

KK GREAT PIZZA, LLC

Balance Sheet (Unaudited)

As of September 30, 2013 and December 31, 2012

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$69,097	$203,022
Inventories	19,335	18,917
Prepaid expenses and other current assets	22,356	35,259

Total current assets	110,788	257,198
Property and equipment, net	87,391	92,140
Intangible assets, net of accumulated amortization of $8,653 and $6,778, respectively	11,347	13,222

Total Assets	$209,526	$362,560

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$14,930	$74,026
Accrued expenses	20,870	93,489

Total current liabilities	35,800	167,515

Asset retirement obligations	36,332	34,294

Total liabilities	72,132	201,809
Members’ Equity	137,394	160,751

Total liabilities and members’ equity	$209,526	$362,560

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Income (Unaudited)

For the Nine Months Ended September 30, 2013 and October 1, 2012

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012
Restaurant sales, net	$2,140,716	$2,114,585

Costs and expenses
Cost of food and packaging	705,063	717,989
Compensation and benefits	512,588	501,917
Franchise royalties	107,064	105,849
Advertising and related costs	145,490	162,070
Occupancy	149,592	172,715
Other operating expenses	131,066	79,796
General and administrative costs	159,854	92,211
Depreciation and amortization	24,052	22,854

Total costs and expenses	1,934,769	1,855,401

Net income	$205,947	$259,184

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Member’s Equity (Unaudited)

For the Nine Months Ended September 30, 2013

NINE MONTHS ENDED SEPTEMBER 30, 2013
Members’ equity, beginning of period	$160,751
Net Income	205,947
Distribution to members	(229,304)

Members’ equity, end of period	$137,394

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2013 and October 1, 2012

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$205,947	$259,184
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	24,052	22,854
Changes in current assets and liabilities:
Inventories	(418)	3,098
Prepaid expenses and other current assets	12,903	(1,119)
Accounts payable and accrued expenses	(131,715)	(113,532)
Asset retirement obligation	—	1,898

Net cash from operating activities	110,769	172,383

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	$(15,390)	—
Additions to intangible assests	—	(5,000)

Net cash from investing activities	(15,390)	(5,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to Members	(229,304)	(277,753)

Net cash from financing activities	(229,304)	(277,753)

NET INCREASE (DECREASE) IN CASH	(135,962)	(110,370)
CASH, beginning of period	203,022	202,605

CASH, end of period	$69,097	$92,235

See accompanying notes.

Note 1—Summary of Significant Accounting Policies

KK Great Pizza, LLC (“the Company”) was organized in Minnesota in September 2000 and operates four Papa Murphy’s Take and Bake Pizza stores in Minnesota and Wisconsin. The Company is wholly-owned by two Members. The Members each own 50% interest in the Company, respectively.

The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the Company’s financial statements and related notes as of December 31, 2012 and January 2, 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended September 30, 2013 and October 1, 2012, presented herein are not necessarily indicative of the results that may be expected for the year ending December 30, 2013.

Fiscal Year—To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Each of the nine months ended September 30, 2013 and October 1, 2012 consisted of a 39 weeks.

Cash and Cash Equivalents—Cash equivalents include liquid investments with remaining maturities of three months or less when purchased.

Inventories—Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment—Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of property and equipment assets for the nine months ended September 30, 2013 and October 1, 2012.

Intangible Assets—The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years. The Company reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of intangible assets for the nine months ended September 30, 2013 and October 1, 2012.

Amortization expense for the nine months ended September 30, 2013 and October 1, 2012 was $1,875 and $2,654, respectively. The estimated future amortization expense of amortizable intangible assets for the 12-month periods following September 30, 2013 is as follows:

September 30,	2014	$2,500
	2015	2,500
	2016	2,500
	2017	2,347
	2018	1,500

		$11,347

The weighted average amortization period for the intangible assets is approximately 8.75 years.

Revenue Recognition—Retail sales from restaurants are recognized as revenues when the product is purchased by the customer.

Income Taxes—The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the Members in their respective tax returns.

Distributions to Members—Guaranteed payments to Members that are intended as compensation for services rendered are accounted for as company expenses rather than as distributions.

The Company customarily makes payment on a quarterly basis to Members to pay their estimated personal federal and state income tax liabilities generated by the operations of the Company, which is accounted for as distributions to members.

Asset Retirement Obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of income. The Company has recorded an ARO liability of $34,294 and $33,661 as of September 30, 2013 and October 1, 2012, respectively.

Advertising—Advertising costs are expensed as incurred. For the nine months ended September 30, 2013 and October 1, 2012, advertising costs were $145,490 and $162,070, respectively.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Note 2—Property and Equipment

Property and equipment are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Leasehold improvements	$251,980	$251,980
Restaurant equipment and fixtures	317,915	300,488

	569,895	552,468
Less accumulated depreciation	482,504	460,328

	$87,391	$92,140

Depreciation expense was $22,177 and $20,199 for the nine months ended September 30, 2013 and October 1, 2012, respectively.

Note 3—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Prepaid insurance	$—	$4,253
Prepaid rent	15,025	15,506
Utility deposits	500	500
Prepaid franchise fee	—	15,000
Prepaid taxes	6,831	—

	$22,356	$35,259

During June 2013, the Company elected to not open a store in the River Falls location. The Company elected to forfeit the franchise fee deposit of $15,000 in connection with the decision.

Note 4—Accrued Expenses

Accrued expenses are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Accrued compensation and benefits	$6,886	$90,963
Sales taxes and other	13,984	2,526

	$20,870	$93,489

Note 5—Commitments and Contingencies

As of September 30, 2013, the Company leased four store locations under operating leases that expire between 2013 and 2019. Future minimum payments for the 12-month periods following September 30, 2013, under these non-cancelable leases, including payments during the renewal term of the renewed lease, are as follows:

2014	120,593
2015	120,281
2016	122,648
2017	104,053
2018	82,370
Thereafter	257,578

$807,523

Rent expense totaled $92,272 and $96,257 for the nine months ended September 30, 2013 and October 1, 2012, respectively.

Note 6—Employee Benefit Plans

The Company maintains a salary deferral plan under the provisions of Section 401(k) of the Internal Revenue Code, whereby participating employees may defer a portion of their gross wages. The Company provides a matching contribution under the plan. Company matching contributions for the nine months ending September 30, 2013 and October 1, 2012 were approximately $15,000 and $6,000, respectively.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through October 29, 2013, which is the date the financial statements were available to be issued.

On November 4, 2013, the Company sold substantially all of the assets of the Company, consisting of four stores in Minnesota and Wisconsin, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor for $2,400,000 plus working capital.

                 Shares

Papa Murphy’s Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

Baird

Raymond James

Stephens Inc.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee	$	*
Financial Industry Regulatory Authority, Inc. Filing Fee		*
Exchange Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws and amended and restated certificate of incorporate will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

As permitted by the DGCL, we will include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us in the last three years:

■	On October 25, 2010, we issued and sold 4,000 shares of common stock to an employee for $0.44 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On March 8, 2011, we issued and sold 5,000 shares of common stock to an employee for $0.44 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On March 25, 2011, we issued and sold 1,000 shares of common stock to an employee for $0.44 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On June 6, 2011, we issued and sold 110,000 shares of common stock to an executive for $0.44 per share pursuant to the Amended 2010 Management Incentive Plan.

■

On June 6, 2011, we issued and sold 18,959 shares of Series A Preferred Stock for $36.68 per share and 10,438 shares of common stock for $0.44 per share to an executive pursuant to a subscription agreement, dated as of May 25, 2011.

■	On June 30, 2011, we issued and sold 5,000 shares of common stock to an employee for $0.98 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On July 29, 2011, we issued new certificates for 38,608 previously held shares of common stock to an executive pursuant to a Stock Repurchase and Put Option Agreement.

■	On October 12, 2011, we issued and sold 1,000 shares of common stock to an employee for $0.94 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On October 17, 2011, we issued and sold 10,000 shares of common stock to an executive for $0.94 per share pursuant to the Amended 2010 Management Incentive Plan.

■

On June 11, 2012, we issued and sold 13,943 shares of common stock for $3.22 per share and 25,287 shares of Series B Preferred Stock $37.77 per share to an institutional accredited investor pursuant to a subscription agreement.

■	On September 14, 2012, we issued and sold 10,000 shares of common stock to an executive for $3.22 per share pursuant to the Amended 2010 Management Incentive Plan.

■

On September 14, 2012, we issued and sold 1,264 shares of Series B Preferred Stock for $37.77 per share and 697 shares of common stock for $3.22 per share to an executive pursuant to a subscription agreement, dated as of September 14, 2012.

■	On September 21, 2012, we issued and sold 10,000 shares of common stock to an employee for $3.22 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On December 19, 2012, we issued and sold 10,000 shares of common stock to an executive for $8.58 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On December 24, 2012, we issued and sold 5,000 shares of common stock to an executive for $8.58 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On December 24, 2012, we issued and sold 5,000 shares of common stock to an employee for $8.58 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On December 28, 2012, we issued and sold 10,000 shares of common stock to an executive for $8.58 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On December 31, 2012, we issued and sold 10,000 shares of common stock to an employee for $8.58 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On March 27, 2013, we issued and sold 1,000 shares of common stock to an employee for $10.84 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On March 29, 2013, we issued and sold 500 shares of common stock to an employee for $10.84 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On April 1, 2013, we issued and sold 6,000 shares of common stock to two employees for $10.84 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On June 12, 2013, we issued and sold 5,000 shares of common stock to an employee for $11.85 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On July 1, 2013, we issued and sold 2,500 shares of common stock to an employee for $11.85 per share pursuant to the Amended 2010 Management Incentive Plan.

■	On October 9, 2013, we issued and sold 10,000 shares of common stock to an executive for $19.63 per share pursuant to the Amended 2010 Management Incentive Plan.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Papa Murphy’s, to information about Papa Murphy’s.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

As described in the prospectus included in this Registration Statement, in connection with the offering all shares of Series A Preferred Shares and Series B Preferred Shares were exchanged for shares of common stock on a share-for-share basis.

ITEM 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Papa Murphy’s Holdings, Inc.

3.2	Amended and Restated Bylaws of Papa Murphy’s Holdings, Inc.

4.1	Form of Common Stock Certificate.

4.2	Form of Registration Rights Agreement.

5.1	Opinion of Weil, Gotshal & Manges, LLP.

10.1	Amended 2010 Management Incentive Plan.

10.2	Amended and Restated Stockholders’ Agreement dated as of June 11, 2012 among Papa Murphy’s Holdings, Inc. and the Stockholders party thereto.

10.3	Credit Agreement, dated as of October 25, 2013 among PMI Holdings, Inc., Golub Capital LLC and the other financial institutions party thereto.

10.4	Security Agreement dated as of October 25, 2013 among PMI Holdings, Inc., Golub Capital LLC and the other financial institutions party thereto.

10.5	Assumption Agreement dated as of May 5, 2010 by PMI Holdings, Inc.

10.6	Form of Franchise Agreement.

10.7	Form of Area Development Agreement.

10.8	Form of Multiple Store Commitment Letter and Amendment to Franchise Agreement.

10.9	Stock Repurchase and Put Option Agreement dated as of July 29, 2011 among Papa Murphy’s Holdings, Inc. and John Barr.

10.10	Amended and Restated Executive Employment and Non-Competition Agreement dated as of July 24, 2011 among PMI Holdings, Inc. and John Barr.

10.11	Executive Employment and Non-Competition Agreement dated as of May 25, 2011 among PMI Holdings, Inc. and Ken C. Calwell.

10.12	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Kevin King.

10.13	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Victoria T. Blackwell.

10.14	Executive Employment and Non-Competition Agreement dated as of January 7, 2013 among PMI Holdings, Inc. and Jayson Tipp.

10.15	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Janet Pirus.

10.16	Resignation of Employment and Separation Agreement dated as of June 3, 2013.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm for Papa Murphy’s Holdings, Inc. and its subsidiaries.

23.2*	Consent of Moss Adams LLP, Independent Auditor for TBD Business Group.

23.3*	Consent of Moss Adams LLP, Independent Auditor for KK Great Pizza, LLC.

23.4	Consent of Weil, Gotshal & Manges, LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).

*	Filed herewith

(b)	Financial Statement Schedules.

Schedule I—Condensed Financial Information of Registrant—Papa Murphy’s Holdings, Inc. Parent Company Information

Schedule II—Valuation and Qualifying Accounts—Papa Murphy’s Holdings, Inc. and Subsidiaries.

ITEM 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on                     , 2013.

PAPA MURPHY’S HOLDINGS, INC.

By:
Name: Ken Calwell
Title: Chief Executive Officer, President and Manager

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of              and             , each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Ken Calwell	President and Chief Executive Officer (Principal Executive Officer)

David Reid	Vice President of Accounting (Principal Financial Officer and Principal Accounting Officer)

John Barr	Chairman of the Board, Director

Benjamin Hochberg	Director

Yoo Jin Kim	Director

Thomas Lee	Director

John Shafer	Director

Achi Yaffe	Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Papa Murphy’s Holdings, Inc.

3.2	Amended and Restated Bylaws of Papa Murphy’s Holdings, Inc.

4.1	Form of Common Stock Certificate.

4.2	Form of Registration Rights Agreement.

5.1	Opinion of Weil, Gotshal & Manges, LLP.

10.1	Amended 2010 Management Incentive Plan.

10.2	Amended and Restated Stockholders’ Agreement dated as of June 11, 2012 among Papa Murphy’s Holdings, Inc. and the Stockholders party thereto.

10.3	Credit Agreement, dated as of October 25, 2013 among PMI Holdings, Inc., Golub Capital LLC and the other financial institutions party thereto.

10.4	Security Agreement dated as of October 25, 2013 among PMI Holdings, Inc., Golub Capital LLC and the other financial institutions party thereto.

10.5	Assumption Agreement dated as of May 5, 2010 by PMI Holdings, Inc.

10.6	Form of Franchise Agreement.

10.7	Form of Area Development Agreement.

10.8	Form of Multiple Store Commitment Letter and Amendment to Franchise Agreement.

10.9	Stock Repurchase and Put Option Agreement dated as of July 29, 2011 among Papa Murphy’s Holdings, Inc. and John Barr.

10.10	Amended and Restated Executive Employment and Non-Competition Agreement dated as of July 24, 2011 among PMI Holdings, Inc. and John Barr.

10.11	Executive Employment and Non-Competition Agreement dated as of May 25, 2011 among PMI Holdings, Inc. and Ken C. Calwell.

10.12	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Kevin King.

10.13	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Victoria T. Blackwell.

10.14	Executive Employment and Non-Competition Agreement dated as of January 7, 2013 among PMI Holdings, Inc. and Jayson Tipp.

10.15	Executive Employment and Non-Competition Agreement dated as of May 4, 2010 among PMI Holdings, Inc. and Janet Pirus.

10.16	Resignation of Employment and Separation Agreement dated as of June 3, 2013.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm for Papa Murphy’s Holdings, Inc. and its subsidiaries.

23.2*	Consent of Moss Adams LLP, Independent Auditor for TBD Business Group.

23.3*	Consent of Moss Adams LLP, Independent Auditor for KK Great Pizza, LLC.

23.4	Consent of Weil, Gotshal & Manges, LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).

*	Filed herewith